UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 16, 2021

ENABLE MIDSTREAM PARTNERS, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-36413	72-1252419
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

499 West Sheridan Avenue, Suite 1500

Oklahoma City, Oklahoma 72102

(Address of principal executive offices)

(405) 525-7788

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units Representing Limited Partner Interests	ENBL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On February 16, 2021, Enable Midstream Partners, LP (the “Partnership”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Energy Transfer LP, a Delaware limited partnership (“Energy Transfer”), Elk Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Energy Transfer (“LP Merger Sub”), Elk GP Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Energy Transfer (“GP Merger Sub” and together with Merger Sub, the “Merger Subs”), Enable GP, LLC, a Delaware limited liability company and the sole general partner of the Partnership (the “General Partner”), solely for the purposes of Section 2.1(a)(i) therein, LE GP, LLC, a Delaware limited liability company and sole general partner of Energy Transfer (“LE GP”), and, solely for purposes of Section 1.1(b)(i) therein, CenterPoint Energy, Inc., a Texas corporation (“CNP”). Pursuant to the Merger Agreement, and subject to the terms and conditions therein, (i) LP Merger Sub will merge with and into the Partnership (the “LP Merger”), with the Partnership surviving the LP Merger as a wholly owned subsidiary of Energy Transfer (the “Surviving Entity”), (ii) GP Merger Sub will merge with and into the General Partner (the “GP Merger” and, together with the LP Merger, the “Mergers”), with the General Partner surviving the GP Merger as a direct wholly owned subsidiary of Energy Transfer (the “GP Surviving Entity”) and (iii) CNP will contribute, assign, transfer, convey and deliver to Energy Transfer, and Energy Transfer will acquire, assume, accept and receive from CNP, all of CNP’s right, title and interest in each 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in the Partnership (the “Series A Preferred Units”) issued and outstanding at such time in exchange for 0.0265 newly issued Series G Preferred Units issued by Energy Transfer, which Series G Preferred Units shall be designated as 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units (the “Preferred Contribution”). On February 16, 2021, the board of directors of the General Partner, pursuant to the unanimous recommendation of the Conflicts Committee thereof, unanimously approved the Merger Agreement and the transactions contemplated thereby. On February 16, 2021, the board of directors of LE GP unanimously approved the Merger Agreement and the transactions contemplated thereby.

LP Merger

In connection with the LP Merger, at the Effective Time:

•

each common unit representing a limited partner interest in the Partnership (the “Partnership Common Units”) issued and outstanding immediately prior to the Effective Time (other than the Partnership Common Units held directly by Energy Transfer, Merger Sub or GP Merger Sub immediately prior to the Effective Time) will be converted into and will thereafter represent the right to receive 0.8595 (the “Exchange Ratio”) common units representing limited partner interests in Energy Transfer;

•	the Partnership Incentive Distribution Rights outstanding immediately prior to the Effective Time will be automatically cancelled and will cease to exist; and

•

the non-economic general partner interest in the Partnership will be unchanged and remain outstanding as a non-economic general partner interest in the GP Surviving Entity and the General Partner will continue as the general partner of the Surviving Entity.

GP Merger

In connection with the GP Merger, at the Effective Time:

•

all of the limited liability company interests of the General Partner issued and outstanding as of immediately prior to the Effective Time will be converted into and will thereafter represent the right to receive $10,000,000 in the aggregate, which will be allocated among the members of the General Partner in the amounts and to such accounts as designated in the Merger Agreement; and

•	Energy Transfer will be admitted as the sole member of the General Partner.

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Treatment of Partnership Equity Awards

Each award of phantom units that corresponds to Partnership Common Units and vests solely based on the passage of time, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be assumed by Energy Transfer as of the Effective Time and converted into a restricted unit award (or, upon the election of seconded employees, the right to receive the cash equivalent thereof) on the same terms and conditions with respect to a number of common units representing limited partner interests in Energy Transfer (the “Energy Transfer Common Units”) equal to the product obtained by multiplying (x) the number of Partnership Common Units subject to such Partnership phantom unit award immediately prior to the Effective Time by (y) the Exchange Ratio, rounded up or down to the nearest whole Energy Transfer Common Unit. Each converted restricted unit award will otherwise be subject to the same terms and conditions (including as to vesting, distribution equivalent rights and issuance) as were applicable to the Partnership phantom unit award immediately prior to the Effective Time.

Each award of performance units that corresponds to Partnership Common Units that is outstanding and unvested as of the Effective Time, will, as of the Effective Time, be measured as to performance as of the Effective Time (or a date reasonably proximate thereto) as determined in good faith by the Compensation Committee of the board of directors of the General Partner and will be assumed by Energy Transfer and converted into restricted unit awards based on the higher of actual performance or target (“Earned Performance Unit”) (except with respect to awards of performance units granted in 2021 the number of Earned Performance Units shall be equal to the target number of units granted, regardless of performance), which shall have distribution equivalent rights and be eligible to vest solely based on continued service at the end of the performance period that was originally applicable thereto; provided, however, that the Earned Performance Units will vest upon a “qualifying termination” and, to the extent applicable, will incorporate the provisions related to termination due to “retirement,” as provided in the Partnership phantom unit awards. The number of Parent Common Units that are subject to such converted restricted unit awards will be equal to the number of Earned Performance Units with respect to the corresponding award of performance units, multiplied by the Exchange Ratio, rounded up or down to the nearest whole Energy Transfer Common Unit. Any performance units that correspond to Partnership Common Units that are not Earned Performance Units shall, upon the Effective Time, automatically be cancelled for no consideration.

Conditions to the Mergers

The completion of the Mergers is subject to various customary closing conditions, including, among other things, (i) the adoption of the Merger Agreement by holders of a majority of the outstanding Partnership Common Units, voting as a single class, entitled to vote thereon, (ii) absence of any court order or regulatory injunction prohibiting completion of the Mergers or the other transactions contemplated by the Merger Agreement, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the effectiveness of the registration statement on Form S-4 (the “Form S-4”) that Energy Transfer is obligated to file with the Securities and Exchange Commission (“SEC”) in connection with the issuance of Energy Transfer Common Units in the LP Merger, (v) the authorization for listing of Energy Transfer Common Units to be issued in the LP Merger on the New York Stock Exchange, (vi) receipt of applicable tax opinions from each of Energy Transfer’s and the Partnership’s tax counsel, and (vii) the accuracy of each party’s representations and warranties (subject to certain materiality qualifiers) and compliance by each party with its covenants under the Merger Agreement in all material respects.

Termination Rights

The Merger Agreement contains certain termination rights for both the Partnership and Energy Transfer, including, among other things: (i) by mutual written consent of the Partnership and Energy Transfer; (ii) by the Partnership or Energy Transfer, if the LP Merger is not consummated on or prior to November 30, 2021, provided, however, that if all closing conditions (other than the conditions pertaining to the absence of court orders and regulatory injunctions and termination of regulatory waiting periods) are satisfied or are capable of being satisfied at such time, such date will automatically be extended to February 28, 2022; (iii) by the Partnership or Energy Transfer, if an injunction or other law is entered, enacted or becomes effective permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers; (iv) by the Partnership, if Energy Transfer, Merger Sub or GP Merger Sub breaches or fails to perform any of their representations, warranties, covenants or other agreements under the Merger Agreement, (v) by Energy Transfer, if the Partnership or the General Partner breaches or fails to

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perform any of its representations, warranties, covenants or other agreements under the Merger Agreement, and (vi) by Energy Transfer upon any willful breach by the Partnership or the General Partner of the non-solicitation covenant, which materially impedes, interferes with or hinders the consummation of the Mergers by the End Date (as defined in the Merger Agreement). If the Merger Agreement is terminated by Energy Transfer pursuant to clause (vi), then the Partnership will be required to pay Energy Transfer a termination fee of $97.5 million (the “Breakup Fee”). The Partnership will also be required to pay the Breakup Fee to Energy Transfer if Energy Transfer terminates the Merger Agreement pursuant to clause (iv) above, and (a) prior to such termination a third party has made an acquisition proposal, which shall have been publicly announced or disclosed to the General Partner or its affiliates and not have been withdrawn prior to such termination and (b) within 12 months after the date of such termination, the Partnership enters into a definitive agreement with respect to, or consummates, an acquisition proposal.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature, including covenants and agreements relating to (i) the obligation of the Partnership and Energy Transfer to conduct their respective businesses in the ordinary course and to refrain from taking certain specified actions without the consent of the other party, (ii) obligation of the Partnership and the General Partner, their Subsidiaries and respective representatives (A) to cease and terminate any discussions relating to any acquisition proposal and (B) not to, among other things, to directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposa, or and (ii) the efforts of the parties to cause the Mergers to be completed, including actions which may be necessary to cause the expiration or termination of the waiting period under the HSR Act, if applicable. Pursuant to the terms of the Merger Agreement, the Partnership and Energy Transfer have agreed to (including to cause their respective subsidiaries to) take all necessary action to resolve any objections that a governmental authority may assert under antitrust laws with respect to the Mergers, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the Mergers, in each case, so as to enable the closing of the Mergers to occur as promptly as practicable and in any event no later than on February 28, 2022, including negotiating, committing to and effecting by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of Energy Transfer’s and its Subsidiaries’ assets, properties or businesses or of the Partnership’s properties or businesses, excluding any action which would require such party to offer, negotiate, commit to, effect, enter into or take any action, agreement, condition, commitment or remedy of any kind, including but not limited to any sale, divestiture or disposition of any assets, properties or businesses of Energy Transfer, the Partnership or their respective subsidiaries or affiliates that would require such party to sell, divest, lease, license, transfer, dispose of, or otherwise encumber, impair, limit or restrict Energy Transfer’s or its subsidiaries’ ownership, control, management or operation of assets or businesses (including for the avoidance of doubt, any equity or other interests) of Energy Transfer, the Partnership or any of their respective subsidiaries or affiliates (other than CNP and OGE Energy Corp., an Oklahoma corporation (“OGE”) and their respective affiliates (other than the Partnership and its subsidiaries)) meeting or exceeding the Remedy Threshold (as such term is defined in the Merger Agreement).

The foregoing summary of the Merger Agreement and the transactions contemplated by the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Form 8-K and incorporated herein by reference.

The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about the Partnership, Energy Transfer or their respective subsidiaries or affiliates or equityholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of the Partnership, the General Partner, Energy Transfer, Merger Subs or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change

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after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Partnership or Energy Transfer. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Partnership and Energy Transfer and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Support Agreements

Contemporaneously with the execution of the Merger Agreement, each of CNP and OGE (collectively, the “Sponsors”) entered into separate support agreements (the “Support Agreements”) with the Partnership, Energy Transfer and Merger Subs. Pursuant to the Support Agreements, the Sponsors agreed to, among other things, (a) promptly following the time when the Form S-4 has been declared effective by the SEC and the Sponsors have received from Energy Transfer a copy of the Consent Solicitation Statement/Prospectus included therein, execute and deliver a written consent covering all of the Partnership Common Units approving each of the matters for which the Partnership is soliciting consents of the holders of Partnership Common Units in accordance with the Merger Agreement pursuant to the Consent Solicitation Statement/Prospectus and (b) oppose, vote against and not to consent to any other action, agreement or proposal intended to, or which has the effect of or reasonably would be expected to have the effect of, impeding, delaying, restricting, limiting or interfering with the performance of the Sponsors’ obligations under the Support Agreements or the consummation of the Mergers.

Pursuant to the Support Agreements, neither of the Sponsors nor any of their representatives are permitted to solicit, initiate, knowingly encourage or knowingly facilitate any acquisition proposals or inquiries regarding the submission of an acquisition proposal or any inquiries regarding any transfer of limited liability company interests in the General Partner or engage or participate in any discussions or negotiations regarding, or furnish any confidential information regarding or in connection with an acquisition proposal or any transfer of limited liability company interests in the General Partner or enter into any agreement with respect to an acquisition proposal or transfer of limited liability company interests in the General Partner or resolve to approve an acquisition proposal or transfer of limited liability company interests in the General Partner.

A copy of each of the Support Agreements is filed as Exhibits 10.1 and 10.2 to this report and is incorporated herein by reference. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Support Agreements contain representations and warranties by each of the parties to the Support Agreements, which were made only for purposes of the Support Agreements and as of a specified date. The representations, warranties and covenants in the Support Agreement were made solely for the benefit of the parties to the Support Agreements; may be subject to limitations agreed upon by the contracting parties; and may be subject to standards of materiality, applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Support Agreements, which subsequent information may or may not be fully reflected in the Partnership’s or Energy Transfer’s public disclosures.

No Offer or Solicitation

This communication relates to the Mergers between the Partnership and Energy Transfer. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Mergers or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Mergers, Energy Transfer will file with the SEC a registration statement on Form S-4, that will include a consent solicitation statement of the Partnership and a prospectus of Energy Transfer. The Mergers will be submitted to the Partnership’s unitholders for their consideration. The Partnership and Energy

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Transfer may also file other documents with the SEC regarding the Mergers. The definitive consent solicitation statement/prospectus will be sent to the unitholders of the Partnership. This document is not a substitute for the registration statement and consent solicitation statement/prospectus that will be filed with the SEC or any other documents that the Partnership or Energy Transfer may file with the SEC or send to unitholders of the Partnership in connection with the Mergers. INVESTORS AND SECURITY HOLDERS OF THE PARTNERSHIP AND ENERGY TRANSFER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGERS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Partnership or Energy Transfer through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by the Partnership will be made available free of charge on the Partnership’s website at http://investors.enablemidstream.com/financials/sec-filings/default.aspx or by directing a request to Investor Relations, Enable Midstream Partners LP, 499 W. Sheridan Ave., Suite 1500, Oklahoma City, OK 73102, Tel. No. (405) 558-4600. Copies of documents filed with the SEC by Energy Transfer will be made available free of charge on Energy Transfer’s website at http://energytransfer.com/investor-relations or by directing a request to Investor Relations, Energy Transfer, 8111 Westchester Drive, Dallas, TX 75225 Tel. No. (214) 981-0795.

Participants in the Solicitation

The Partnership, Energy Transfer, and the directors and executive officers of their respective general partners and the Sponsors may be deemed to be participants in the solicitation of proxies in respect to the Mergers.

Information regarding the directors and executive officers of the Partnership’s general partner is contained in the Partnership’s 2019 Annual Report on Form 10-K filed with the SEC on February 19, 2020, certain of its Quarterly Reports on Form 10-Q and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing the Partnership’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of Energy Transfer’s general partner is contained in Energy Transfer’s 2019 Annual Report on Form 10-K filed with the SEC on February 21, 2020 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Energy Transfer’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Mergers by reading the consent solicitation statement/prospectus regarding the Mergers when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Partnership or Energy Transfer expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Mergers, pro forma descriptions of the company and its operations following the Mergers, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Mergers, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Mergers that could reduce anticipated benefits or cause the parties to

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abandon the Mergers, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that unitholders of the Partnership may not approve the Mergers, the risk that the parties may not be able to satisfy the conditions to the Mergers in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Mergers, the risk that any announcements relating to the Mergers could have adverse effects on the market price of Energy Transfer’s or the Partnership’s common units, the risk that the Mergers and its announcement could have an adverse effect on the ability of the Partnership and Energy Transfer to retain and hire key personnel, on the ability of the Partnership to attract third-party customers and maintain its relationships with joint venture counterparties and on the Partnership’s operating results and businesses generally, including the ongoing COVID-19 pandemic, the risk the pending Mergers could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the companies, which may result in the companies not operating as effectively and efficiently as expected following the Mergers, the risk that the parties may be unable to achieve the anticipated benefits or any other synergies from the Mergers or that it may take longer than expected to achieve those benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Partnership’s or Energy Transfer’s control, including those detailed in the Partnership’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http:// http://www.enablemidstream.com and on the SEC’s website at http://www.sec.gov, and those detailed in Energy Transfer’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Energy Transfer’s website at http://www.energytransfer.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that the Partnership or Energy Transfer believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Partnership and Energy Transfer undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)    Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of February 16, 2021 by and among Energy Transfer LP, Elk Merger Sub LLC, Elk GP Merger Sub LLC, Enable Midstream Partners, LP, Enable GP, LLC, solely for purposes of Section 2.1(a)(i) therein, LE GP, LLC and, solely for purposes of Section 1.1(b)(i), CenterPoint Energy, Inc.*

10.1	Support Agreement, dated February 16, 2021, by and among Energy Transfer LP, Elk Merger Sub LLC, Elk GP Merger Sub LLC, Enable Midstream Partners LP, Enable GP, LLC and CenterPoint Energy, Inc.

10.2	Support Agreement, dated February 16, 2021, by and among Energy Transfer LP, Elk Merger Sub LLC, Elk GP Merger Sub LLC, Enable Midstream Partners LP, Enable GP, LLC and OGE Energy Corp.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	All schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 17, 2021

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner
By:	/s/ J. Brent Hagy
Name:	J. Brent Hagy
Title:	Vice President, Deputy General Counsel and Secretary

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ENERGY TRANSFER LP,

ELK MERGER SUB LLC,

ELK GP MERGER SUB LLC,

ENABLE MIDSTREAM PARTNERS, LP

ENABLE GP, LLC,

AND

SOLELY FOR PURPOSES OF SECTION 2.1(a)(i),

LE GP, LLC

AND

SOLELY FOR PURPOSES OF Section 1.1(b)(i)

CENTERPOINT ENERGY, INC.

Dated as of February 16, 2021

- i -

- ii -

- iii -

Section 8.14	Interpretation	85
Section 8.15	Definitions	86

Exhibit A	Form of Registration Rights Agreement
Exhibit B	Sponsor Written Consent

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 16, 2021 is by and among Energy Transfer LP, a Delaware limited partnership (“Parent”), Elk Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), Elk GP Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“GP Merger Sub” and together with Merger Sub, the “Merger Subs”), Enable Midstream Partners, L.P., a Delaware limited partnership(the “Partnership”), Enable GP, LLC, a Delaware limited liability company (the “General Partner”), solely for the purposes of Section 2.1(a)(i), LE GP, LLC, a Delaware limited liability company and sole general partner of Parent (“Parent GP”), and, solely for purposes of Section 1.1(b)(i) herein, CenterPoint Energy, Inc., a Texas corporation (“Caribou”).

WITNESSETH:

WHEREAS, the parties intend that (i) Merger Sub be merged with and into the Partnership (the “LP Merger”), with the Partnership surviving the LP Merger as a wholly owned subsidiary of Parent, and (ii) GP Merger Sub be merged with and into the General Partner (the “GP Merger” and, together with the LP Merger, the “Mergers”), with the General Partner surviving the GP Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of the General Partner (the “GP Board”), by unanimous vote, in good faith, has, among other things, (a) determined that this Agreement and the transactions contemplated hereby, including the LP Merger, are in the best interests of the Partnership, its Subsidiaries and the holders of each common unit representing a limited partner interest in the Partnership (such units, collectively, “Partnership Common Units”) excluding the General Partner and its affiliates, (b) approved this Agreement and the transactions contemplated hereby, including the LP Merger (the foregoing constituting Special Approval (as defined in the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of November 14, 2017 (the “Partnership Agreement”)) and (c) recommended to the GP Board approval of this Agreement and the consummation of the transactions contemplated hereby, including the LP Merger;

WHEREAS, upon the receipt of such approval and recommendation of the Conflicts Committee, the GP Board has, by unanimous vote, in good faith, (a) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are in the best interests of the Partnership, its Subsidiaries and, with respect to the GP Merger, the General Partner, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, and (d) authorized and directed that the approval of this Agreement and the transactions contemplated hereby be submitted to the Partnership’s unitholders to act by written consent pursuant to Section 13.11 of the Partnership Agreement;

WHEREAS, Parent has required, as a condition to its willingness to enter into this Agreement, that the Partnership and each of Caribou and OGE Energy Corp., an Oklahoma corporation (“Ox” and, together with Caribou, the “Sponsors”)), simultaneously herewith, enter into a Support Agreement, dated as of the date hereof (together, as may be amended, the “Support Agreements”);

WHEREAS, the Board of Directors of Parent GP, has (a) determined that it is in the best interests of Parent and the unitholders of Parent, and declared it advisable, for Parent to enter into this Agreement and (b) approved this Agreement, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers;

WHEREAS, Parent, as the sole member of each of the Merger Subs, has determined that it is in the best interests of each Merger Sub, and declared it advisable, for each Merger Sub to enter into this Agreement, and has approved this Agreement, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers; and

WHEREAS, Parent, Merger Sub, GP Merger Sub, the Partnership and the General Partner desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub, GP Merger Sub, the Partnership and the General Partner agree as follows:

ARTICLE I.

THE MERGERS

Section 1.1 Pre-Closing Transactions; The Mergers.

(a) Pre-Closing Transactions. Prior to the Effective Time, Parent shall cause the transactions set forth on Section 1.1(a) of the Parent Disclosure Schedule (collectively, the “Pre-Closing Transactions”) to occur.

(b) Preferred Contributions.

(i) Following the Pre-Closing Transactions and immediately prior to the Effective Time, Caribou shall contribute, assign, transfer, convey and deliver to Parent, and Parent shall acquire, assume, accept and receive from Caribou, all of Caribou’s right, title and interest in and to each 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in the Partnership (the “Series A Preferred Units”) issued and outstanding at such time in exchange for 0.0265 Series G Preferred Units issued by Parent per Series A Preferred Unit (the “Preferred Contribution and Issuance”).

(ii) Immediately thereafter, but prior to the Effective Time, Parent shall contribute, assign, transfer, convey and deliver to a Subsidiary of Parent that is treated as a corporation for U.S. federal income tax purposes all (or, if less than all, a number of Series A Preferred Units with a principal amount equal to one percent of the then equity market capitalization of the Partnership) (the “Requisite Corporate Preferred Portion”) of such Series A Preferred Units (the “Preferred Corporate Contribution” together with the Preferred Contribution and Issuance, the “Preferred Contributions”).

(c) At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “Delaware LLC Act”), GP Merger Sub shall be merged with and into the General Partner, whereupon the separate limited liability company existence of GP Merger Sub shall cease, and the General Partner shall continue its limited liability company existence under Delaware law as the surviving entity in the GP Merger (the “GP Surviving Entity”) and a direct wholly owned subsidiary of Parent.

(d) At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) and the Delaware LLC Act, Merger Sub shall be merged with and into the Partnership, whereupon the separate limited liability company existence of Merger Sub shall cease, and the Partnership shall continue its limited partnership existence under Delaware law as the surviving entity in the LP Merger (the “Surviving Entity”) with all limited partner interests in the Surviving Entity owned directly and indirectly by Parent and all general partner interests in the Surviving Entity owned directly by the GP Surviving Entity.

Section 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Latham & Watkins LLP (“Latham & Watkins”), 811 Main Street, Suite 3700, Houston, Texas 77002, at 10:00 a.m., local time, or remotely by exchange of documents and signatures (or their electronic counterparts) as soon as practicable on the second business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Partnership and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, (a) the General Partner shall file with the Secretary of State of the State of Delaware (the “Secretary of State”) a certificate of merger (the “GP Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware LLC Act in order to effect the GP Merger, and make any other filings or recordings as may be required by Delaware law in connection with the GP Merger, and (b) the Partnership shall file with the Secretary of State a certificate of merger (the “LP Certificate of Merger” and, together with the GP Certificate of Merger, the “Certificates of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware LP Act and the Delaware LLC Act in order to effect the LP Merger, and make any other filings or recordings as may be required by Delaware law in connection with the LP Merger. The Certificates shall be filed with the Secretary of State simultaneously and the Mergers shall become effective concurrently at the time of filing or at such later time as is agreed to by Parent and the Partnership and set forth in each of the GP Certificate of Merger and LP Certificate of Merger in accordance with the relevant provisions of the Delaware LLC Act and the Delaware LP Act (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Mergers. The effects of the Mergers shall be as provided in this Agreement and in the applicable provisions of the Delaware LLC Act and the Delaware LP Act. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, all of the property, rights, privileges, powers and franchises of the General Partner and GP Merger Sub shall vest in the GP Surviving Entity, and all debts, liabilities and duties of the General Partner and GP Merger Sub shall become the debts, liabilities and duties of the GP Surviving Entity, all as provided under the Delaware LLC Act, and (b) at the Effective Time, all of the property, rights, privileges, powers and franchises of the Partnership and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of the Partnership and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity, all as provided under the Delaware LP Act and the Delaware LLC Act.

Section 1.5 Organizational Documents of the Surviving Entities.

(a) At the Effective Time, the certificate of formation of the General Partner, as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of formation of the GP Surviving Entity from and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable Law, in each case consistent with the obligations set forth in Section 5.11.

(b) At the Effective Time, the limited liability company agreement of the General Partner, as in effect immediately prior to the Effective Time, shall remain unchanged and shall be the limited liability company agreement of the GP Surviving Entity from and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable Law, in each case consistent with the obligations set forth in Section 5.11.

(c) At the Effective Time, the certificate of limited partnership of the Partnership, as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable Law, in each case consistent with the obligations set forth in Section 5.11.

(d) At the Effective Time, the partnership agreement of the Partnership, as in effect immediately prior to the Effective Time, shall remain unchanged and shall be the partnership agreement of the Surviving Entity from and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable Law, in each case consistent with the obligations set forth in Section 5.11.

Section 1.6 Directors and Officers. The persons listed on Section 1.6 of the Parent Disclosure Schedule shall be the initial directors and officers of the GP Surviving Entity and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of the GP Surviving Entity.

ARTICLE II.

CONVERSION OF UNITS; EXCHANGE OF CERTIFICATES

Section 2.1 Effect of the Mergers.

(a) Merger Consideration.

(i) LP Merger. Subject in each case to Section 2.1(h) and Section 2.1(i), at the Effective Time, by virtue of the LP Merger and without any action on the part of the parties or the holders of any securities of the parties, each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (other than Cancelled Units) shall be converted into and shall thereafter represent the right to receive 0.8595 (the “Exchange Ratio”) Parent Common Units (the “LP Merger Consideration”). Upon the exchange of Partnership Common Units for the LP Merger Consideration in accordance with this Article II, each person that receives Parent Common Units shall be deemed to have made a capital contribution to Parent, shall be admitted as a limited partner of Parent and Parent GP hereby consents to such admission.

(ii) GP Merger. At the Effective Time, by virtue of the GP Merger and without any action on the part of the parties or the holders of any securities of the parties, (A) all of the limited liability company interests of the General Partner issued and outstanding as of immediately prior to the Effective Time shall be converted into and shall thereafter represent the right to receive $10,000,000 in the aggregate (the “GP Merger Consideration”), which shall be allocated among the members of the General Partner as set forth on Section 2.1(a)(ii) of the Partnership Disclosure Schedule and (B) Parent shall be admitted to the GP Surviving Entity, such that following the Effective Time, Parent shall be the sole member of the GP Surviving Entity. Payment of the GP Merger Consideration shall be made on the Closing Date by wire transfer of immediately available funds in the amounts and to the accounts set forth on Section 2.1(a)(ii) of the Partnership Disclosure Schedule.

(b) Treatment of Partnership Preferred Units. The Series A Preferred Units shall be unchanged and remain outstanding and wholly owned, directly and indirectly by Parent.

(c) Partnership Incentive Distribution Rights. In exchange for the transactions contemplated by the GP Merger, at the Effective Time, the Partnership Incentive Distribution Rights outstanding immediately prior to the Effective Time shall, by virtue of this Agreement and without any action on the part of the parties or the holder thereof, be automatically canceled and shall cease to exist.

(d) Partnership GP Interest. The Partnership GP Interest shall be unchanged and remain outstanding as a non-economic general partner interest in the GP Surviving Entity and the General Partner shall continue as the general partner of the Surviving Entity.

(e) Cancelled Units. At the Effective Time, each Partnership Common Unit that is held directly by Parent, Merger Sub or GP Merger Sub immediately prior to the Effective Time (such Partnership Common Units, the “Cancelled Units”) shall, by virtue of the LP Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(f) Conversion of Merger Sub Interests. At the Effective Time, by virtue of the LP Merger and without any action on the part of the holder thereof, the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into, in the aggregate, Partnership Common Units in an amount equal to the number of Partnership Common Units issued and outstanding immediately prior to the Effective Time pursuant to Section 2.1(a)(i) and the holder of the limited liability company interests of Merger Sub shall be admitted as a limited partner of the Surviving Entity.

(g) Conversion of GP Merger Sub Interests. At the Effective Time, by virtue of the GP Merger and without any action on the part of the holder thereof, the limited liability company interests of GP Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into 100% of the limited liability company interests of the GP Surviving Entity and the holder of the limited liability company interests of GP Merger Sub shall be admitted as a member of the GP Surviving Entity.

(h) No Fractional Units. No certificates or scrip representing fractional Parent Common Units shall be issued in the LP Merger. Notwithstanding any other provision of this Agreement, in lieu of receiving a fraction of a Parent Common Unit, all fractional Parent Common Units that a holder of Partnership Common Units would otherwise be entitled to receive pursuant to and in accordance with Section 2.1(a)(i) as LP Merger Consideration will be aggregated and then, if a fractional Parent Common Unit results from that aggregation, be rounded up to the nearest whole Parent Common Unit.

(i) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Partnership Common Units or outstanding Parent Common Units shall occur by reason of the occurrence or record date of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, combination, exchange of units or other similar transaction, the LP Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Partnership Common Units the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the LP Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be references to the LP Merger Consideration, the Exchange Ratio and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.1(i) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(j) No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the LP Merger, GP Merger or the other transactions contemplated hereby.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent mutually acceptable to Parent and the Partnership (the “Exchange Agent”) for the purpose of exchanging Certificates for LP Merger Consideration. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Partnership Common Units (other than the Cancelled Units), Parent Common Units (which shall be in non-certificated book-entry form) issuable pursuant to Article II sufficient to effect the delivery of the LP Merger Consideration to the holders of the Partnership Common Units (other than Cancelled Units). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, Parent Common Units issuable and cash sufficient to make any distributions pursuant to Section 2.2(c). All Parent Common Units and cash deposited with the Exchange Agent from time to time is hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event not later than the fifth business day following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of Partnership Common Units, which at the Effective Time were converted into the right to receive the LP Merger Consideration pursuant to Section 2.1(a)(i), (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Certificates shall pass, only upon surrender of the Certificates (including by delivery of the Partnership Common Units, book-entry notation, or affidavits of loss in lieu of delivery thereof as provided in Section 2.2(f)), to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the certificates or book-entry notations representing Partnership Common Units (in each case, “Certificates”) in exchange for, the LP Merger Consideration and any distributions payable pursuant to Section 2.2(c). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Partnership Common Units shall be entitled to receive in exchange therefor (subject to withholding tax as specified in Section 2.3), as applicable, that number of whole Parent Common Units (after taking into account all Partnership Common Units surrendered by such holder) to which such holder is entitled pursuant to Section 2.1(a)(i) and a check in an amount equal to the aggregate amount of cash that such holder has a right to receive pursuant to Section 2.2(c) to which such holder is entitled, and the Partnership Common Units represented by the Certificates so surrendered shall forthwith be cancelled. If any cash payment is to be made to, or any Parent Common Units constituting any part of the LP Merger Consideration is to be registered in the name of, a person other than the person in whose name the applicable surrendered Partnership Common Unit is registered, it shall be a condition to the payment or registration thereof that the surrendered Certificate be in proper form for transfer and that the person requesting such payment or delivery of the LP Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the LP Merger Consideration (and any amounts to be paid pursuant to Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.2(c).

(c) Distributions with Respect to Parent Common Units. All Parent Common Units to be issued pursuant to the LP Merger shall be deemed issued and outstanding as of the Effective Time and whenever a distribution is declared by Parent in respect of the Parent Common Units, the record date for which is at or after the Effective Time, that declaration shall include distributions in respect of all Parent Common Units to be issued pursuant to the LP Merger. No distributions with respect to Parent Common Units shall be paid to the holder of any unsurrendered Certificates with respect to the Partnership Common Units represented thereby until such Certificate has been surrendered in accordance with this Article II. Subject to applicable Laws, following surrender of any such Certificate, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, the amount of distributions with a record date at or after the Effective Time and a payment date on or prior to the date of such surrender and not theretofore paid with respect to such Parent Common Units and (ii) at the appropriate payment date, the amount of distributions with a record date at or after the Effective Time and a payment date subsequent to the date of such surrender payable with respect to such Parent Common Units.

(d) No Further Ownership Rights in Partnership Common Units; Closing of Transfer Books. All LP Merger Consideration issued upon the surrender for exchange of Certificates representing Partnership Common Units in accordance with the terms of this Article II and any cash paid pursuant to Section 2.2(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Partnership Common Units previously represented by such Certificates. After the Effective Time, the transfer books of the Partnership shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Entity of the Partnership Common Units that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Partnership Common Units for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of Partnership Common Units who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the LP Merger Consideration and any distributions pursuant to Section 2.2(c). Any amounts remaining unclaimed by holders of Partnership Common Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any federal, state of the United States, local, foreign, domestic, tribal or multinational government, regulatory or administrative agency, bureau, commission, commissioner, legislature, court, arbitrator, body, entity or other authority or governmental instrumentality (each, a “Governmental Entity”) will, to the extent permitted by applicable Law, become the property of Parent.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue and pay in exchange for such lost, stolen or destroyed Certificate the LP Merger Consideration and distributions to be paid in respect of the Partnership Common Units represented by such Certificate as contemplated by this Article II.

(g) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Partnership, the General Partner, Parent, Merger Sub, GP Merger Sub, the Surviving Entity, the GP Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of Partnership Common Units for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.3 Withholding. Each of Parent, Merger Sub, GP Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, Merger Sub, GP Merger Sub and the Exchange Agent are required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any Tax Law, with respect to the making of such payment (and to the extent deduction and withholding is required, such deduction and withholding may be taken in Parent Common Units). To the extent that amounts are so withheld and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. If withholding is taken in Parent Common Units, Parent, Merger Sub or the Exchange Agent (as applicable) shall be treated as having sold such Parent Common Units for an amount of cash equal to the fair market value of such Parent Common Units at the time of such deemed sale.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP AND THE GENERAL PARTNER

Except as disclosed in (a) the Partnership SEC Documents (excluding any disclosure set forth in any such Partnership SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements) or (b) the disclosure schedule delivered by the Partnership to Parent immediately prior to the execution of this Agreement (the “Partnership Disclosure Schedule”) each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein (provided that (i) disclosure in any section of the Partnership Disclosure Schedule shall be deemed to be disclosed with respect to any other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have a Partnership Material Adverse Effect), each of the Partnership and the General Partner, jointly and severally, represents and warrants to Parent, Merger Sub and GP Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Partnership, the General Partner and their respective Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite limited partnership, limited liability company or other applicable power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Each of the Partnership, the General Partner and their respective Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) As used in this Agreement, a “Partnership Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business financial condition or continuing results of operations of the Partnership and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event, occurrence or effect, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account in determining whether a Partnership Material Adverse Effect has occurred or is reasonably likely to occur: any event, change, effect, development or occurrence (i) disclosed in the Partnership SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section, in any section relating to forward-looking statements or in any disclosure related to litigation or regulatory matters that caveats the uncertainty or likelihood of any particular outcome or the general unpredictability of an outcome to such litigation or regulatory matter) or as disclosed in the Partnership Disclosure Schedule, (ii) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rates, interest rates, tariff policy, monetary policy or inflation, so long as such event, change, effect, development or occurrence does not disproportionately affect the Partnership and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate, or (iii) resulting from or arising out of (A) any changes or developments in the industries in which the Partnership or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for the Partnership’s raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which the Partnership and its Subsidiaries operate, (C) resulting from the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement), (D) any taking of any action required by this Agreement, the Support Agreements or at the request of Parent, Merger Sub or GP Merger Sub, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in United States generally accepted accounting principles (“GAAP”) or accounting standards or interpretations thereof, (G)(1) earthquakes, any weather-related or other force majeure event, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, pandemics (including the existence, response to and impact of the COVID-19 pandemic) or outbreak or other natural disasters or (2) hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-attack or any escalation or general worsening of the foregoing, (H) any failure by the Partnership to meet any internal or external projections, forecasts, estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition), or (I) any changes in the unit price or trading volume of the Partnership Common Units or in the Partnership’s credit rating (provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (iii), to the extent disproportionately affecting the Partnership and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate.

(c) The Partnership has made available to Parent prior to the date of this Agreement a true and complete copy of (i) the Certificate of Limited Partnership of the Partnership (the “Partnership Certificate of Limited Partnership” and, together with the Partnership Agreement, the “Partnership Organizational Documents”) and (ii) the Partnership Agreement, in each case, as amended through the date hereof, and promptly upon request by Parent, the Partnership will make available to Parent the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of the Partnership.

Section 3.2 Capitalization.

(a) As of February 15, 2021, the issued and outstanding limited partner interests and general partner interests of the Partnership consisted of (A) 435,572,436 Partnership Common Units, (B) 14,520,000 Series A Preferred Units, (C) the Partnership Incentive Distribution Rights; and (D) the non-economic general partner interest (the “Partnership GP Interest”). All outstanding Partnership Common Units, Series A Preferred Units, Partnership Incentive Distribution Rights and the Partnership GP Interest are duly authorized, validly issued, fully paid (to the extent required by the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Partnership Agreement and the GP Organizational Documents). As of February 15,, 2021, the issued and outstanding equity interests of the General Partner consisted of 1,000 economic units and 1,000 management units, each representing limited liability company interests in the General Partner, and all such economic units and management units have been duly authorized, and validly issued, and are fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 18-607 and 18-804 of the Delaware LLC Act) and free of preemptive rights (except as set forth in the Partnership Agreement and the GP Organizational Documents).

(b) As of February 15, 2021, there were (i) 1,697,980 outstanding Partnership Phantom Units (excluding long-term incentive awards held by Seconded Employees), (ii) 1,752,822 outstanding Partnership Performance Awards (assuming target level performance) and 3,505,644 outstanding Partnership Performance Awards (assuming maximum level performance), in each case excluding long-term incentive awards held by Seconded Employees, (iii) outstanding time-based, cash-settled long-term incentive awards held by Seconded Employees (“Seconded Employee Phantom Awards”) relating to 122,096 Partnership Common Units, and (iv) outstanding performance-based cash-settled long-term incentive awards held by Seconded Employees (“Seconded Employee Performance Awards”) relating to 149,559 Partnership Common Units (assuming target level performance) and 299,118 outstanding Partnership Common Units (assuming maximum level performance). Except as set forth in Section 3.2(a) and Section 3.2(b) of the Partnership Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Partnership, the General Partner or any of their respective Subsidiaries is a party (A) obligating the Partnership, the General Partner or any of their respective Subsidiaries to (v) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability company interests or other equity interests of the Partnership, the General Partner or such Subsidiary or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests, (w) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (x) redeem or otherwise acquire any such partnership interests, limited liability company interests or other equity interests, (y) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (z) make any payment to any person the value of which is derived from or calculated based on the value of Partnership Common Units or Series A Preferred Units, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Partnership, General Partner or any of their respective Subsidiaries.

(c) Neither the Partnership, the General Partner nor any of their respective Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of the Partnership on any matter.

(d) Other than the Support Agreements, there are no voting trusts or other agreements or understandings to which the Partnership, the General Partner or any of their respective Subsidiaries is a party with respect to the voting or registration of partnership interests, limited liability company interests or other equity interests of the Partnership, the General Partner or any of their respective Subsidiaries.

(e) The Partnership or a Subsidiary of the Partnership owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each Subsidiary of the Partnership, free and clear of any preemptive rights and any Liens other than Partnership Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for partnership interests, limited liability company interests or other equity interests in the Partnership’s Subsidiaries and except as set forth in Section 3.2(e) of the Partnership Disclosure Schedule, neither the General Partner, the Partnership nor any of its Subsidiaries owns, directly or indirectly, any partnership interest, limited liability company interest or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interest, limited liability company interest or other equity interest in any person), or has any obligation to acquire any such partnership interest, limited liability company interest or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(f) The General Partner is the sole general partner of the Partnership. The General Partner is the sole record and beneficial owner of the Partnership GP Interest and the Partnership Incentive Distribution Rights. The General Partner owns the Partnership GP Interest and the Partnership Incentive Distribution Rights free and clear of any Liens other than Partnership Permitted Liens. The General Partner has no assets, liabilities or obligations of any nature other than those incident to serving as the general partner of the Partnership.

(g) As used in this Agreement, “Partnership Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith and for which adequate accruals or reserves have been established, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens arising in the ordinary course of business, (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, bids, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business, (D) not created by the Partnership or its Subsidiaries that affect the underlying fee interest of Partnership Leased Real Property, (E) that is disclosed on the most recent consolidated balance sheet of the Partnership included in the Partnership SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (F) arising under or pursuant to the Partnership Organizational Documents or the organizational documents of any Subsidiary of the Partnership, (G) created pursuant to the agreements set forth on Section 3.2(g) of the Partnership Disclosure Schedule, (H) which an accurate, up to date survey would show, (I) resulting from any facts or circumstances relating to Parent or its affiliates, or (J) that does not and would not reasonably be expected to materially impair the continued use of Partnership Owned Real Property or Partnership Leased Real Property as currently operated, taken as whole; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business; (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Partnership or any of its Subsidiaries otherwise has access, between the parties thereto; (iv) with respect to any Partnership Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Partnership Real Property Lease; or (v) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Partnership Real Property, and not violated by the current use and operation of the Partnership Real Property.

(h) As used in this Agreement, “Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

Section 3.3 Authority; Noncontravention.

(a) Each of the Partnership and the General Partner has the requisite limited partnership or limited liability company power and authority, as applicable, to enter into this Agreement and, subject to the adoption of this Agreement by holders of a majority of the outstanding Partnership Common Units, voting as a single class, entitled to vote thereon (the “Requisite Unitholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, have been duly and validly authorized by the GP Board on behalf of the Partnership and the General Partner and, except for the Requisite Unitholder Approval, no other actions or proceedings on the part of the Partnership are necessary to authorize the consummation of the transactions contemplated hereby. The Requisite Unitholder Approval represents the only vote or consent of the holders of any class or series of the Partnership’s limited partner interests or other equity securities necessary to approve the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Partnership and the General Partner, and, assuming this Agreement constitutes the legal, valid and binding agreement of the counterparties hereto, this Agreement constitutes the legal, valid and binding agreement of the Partnership and the General Partner and is enforceable against the Partnership and the General Partner in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Equitable Exception”).

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificates of Merger with the Secretary of State, (vii) the rules and regulations of the New York Stock Exchange (the “NYSE”), (viii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (ix) rules and regulations of the Securities and Exchange Commission (the “SEC”) in connection with the filing with the SEC of a combined consent solicitation statement/prospectus in preliminary and definitive form in connection with the solicitation by the Partnership of written consents from the unitholders of the Partnership Common Units (the “Combined Consent Statement/Prospectus”), which shall include a form of consent that may be executed by the public unitholders of the Partnership Common Units in connection with the Requisite Unitholder Approval, and (x) the approvals set forth in Section 3.3(b) of the Partnership Disclosure Schedule (collectively, the “Partnership Approvals”), and, subject to the accuracy of the representations and warranties of Parent and each of the Merger Subs in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Partnership or the General Partner of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Mergers and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) The execution and delivery by the Partnership and the General Partner of this Agreement do not, and, assuming the Partnership Approvals are obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Partnership or any of its Subsidiaries (other than SESH) to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement (except to the extent contemplated by the Partnership Credit Facilities), note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, or license binding upon the Partnership, the General Partner or any of their respective Subsidiaries (other than SESH) or result in the creation of any liens, claims, mortgages, encumbrances, covenants, conditions, restrictions, easements, pledges, security interests, or charges of any kind (each, a “Lien”) other than Partnership Permitted Liens, in each case, upon any of the properties or assets of the Partnership, the General Partner or any of their respective Subsidiaries (other than SESH), (ii) conflict with or result in any violation of any provision of the agreement of limited partnership, limited liability company agreement, certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Partnership, the General Partner or any of their respective Subsidiaries (other than SESH) or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Partnership Material Adverse Effect;

(d) Simultaneously with the execution of this Agreement, the Partnership and the General Partner have executed and delivered each of the Support Agreements;

(e) The Conflicts Committee, at a meeting duly called and held, by unanimous vote, in good faith, has, among other things, (i) determined that this Agreement and the transactions contemplated hereby, including the LP Merger, are in the best interests of the Partnership, its Subsidiaries and the holders of Partnership Common Units excluding the General Partner and its affiliates, (ii) approved this Agreement and the transactions contemplated hereby, including the LP Merger (the foregoing constituting Special Approval (as defined in the Partnership Agreement)) and (iii) recommended to the GP Board approval of this Agreement and the consummation of the transactions contemplated hereby, including the LP Merger; and

(f) The GP Board (acting, in part, based upon the receipt of the approval and recommendation of the Conflicts Committee), has, by unanimous vote, in good faith, among other things, (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are in the best interests of the Partnership, its Subsidiaries and the General Partner (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, (iii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, and (iv) authorized and directed that the approval of this Agreement and the transactions contemplated hereby be submitted to the Partnership’s unitholders to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

Section 3.4 Reports and Financial Statements.

(a) The Partnership and each of its Subsidiaries has filed or furnished all forms, documents, reports, schedules certifications, prospectuses, registration and other statements required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2018 (collectively with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Partnership SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Partnership SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Partnership SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Partnership SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Partnership included in the Partnership SEC Documents fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries, as at the respective dates thereof (if amended, as of the date of the last such amendment), and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 Internal Controls and Procedures. The Partnership has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Partnership’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Partnership in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the General Partner’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The General Partner’s management has completed an assessment of the effectiveness of the Partnership’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the General Partner has disclosed to the Partnership’s auditors and the audit committee of the GP Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Partnership’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Partnership’s consolidated balance sheet as of September 30, 2020 (the “Balance Sheet Date”) (including the notes thereto) included in the Partnership SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither the Partnership nor any Subsidiary of the Partnership has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Partnership and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Partnership and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign or multinational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Since January 1, 2018, neither the Partnership nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) The Partnership and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, and orders of all applicable Governmental Entities, and all rights under any Partnership Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Partnership and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Partnership Permits”), except where the failure to have obtained or filed any of the Partnership Permits would not have, individually or in the aggregate, a Partnership Material Adverse Effect. All Partnership Permits are valid and in full force and effect except where the failure to be in full force and effect, would not have, individually or in the aggregate, a Partnership Material Adverse Effect No administrative, judicial or other proceeding is pending or, to the knowledge of the Partnership, threatened, that could reasonably be expected to result in the adverse modification, suspension, termination, or cancellation of any Partnership Permit, except where such modification, suspension, termination or cancellation would not have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership and each of its Subsidiaries is and, except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2018 have been, in compliance with the terms and requirements of all Partnership Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) Without limiting the generality of Section 3.7(a), the Partnership, each of its Subsidiaries, and, to the knowledge of the Partnership, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act (the “FCPA”), and any other U.S. and foreign anti-corruption Laws that are applicable to the Partnership or its Subsidiaries; (ii) has not, to the knowledge of the Partnership, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of the Partnership, is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.8 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending or, to the knowledge of the Partnership, threatened in writing against or affecting the Partnership, any of its Subsidiaries, or any of their respective assets or operations, or to the knowledge of the Partnership, against any person or entity whose liability the Partnership or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) the Partnership and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2019 have been, in compliance with all Environmental Laws, (iii) there has been no release of Hazardous Materials at any Partnership Real Property or, to the knowledge of the Partnership, formerly owned, leased or operated by the Partnership or any Subsidiary of the Partnership that has given rise or could reasonably be expected to give rise to the Partnership or any Subsidiary of the Partnership incurring any remedial obligation or corrective action requirement under applicable Environmental Law, (iv) to the knowledge of the Partnership, no Hazardous Material has been disposed of or transported in violation of any applicable Environmental Law from any property currently or formerly owned, leased or operated by the Partnership or any Subsidiary of the Partnership or as a result of any operations or activities of the Partnership or any Subsidiary of the Partnership, (v) the Partnership is not party to any order or subject to any judgment or decree relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that imposes any obligation on the Partnership or any of its Subsidiaries under any Environmental Law, (vi) there have been no ruptures or explosions in the Partnership’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures or explosions have been fully resolved, and (vii) to the Partnership’s knowledge, there are no defects, corrosion or other damage to any of the Partnership’s Systems that would reasonably be expected to result in a pipeline integrity failure.

(b) As used in this Agreement:

(i) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), pipeline safety, or any exposure to, release of, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials, in each case as in effect as of the date of this Agreement.

(ii) “Hazardous Materials” means any substance, material or waste that is listed, defined, designated, classified, or regulated as hazardous, toxic, radioactive, or dangerous, or as a “pollutant” or “contaminant,” or words of similar meaning under any Environmental Law, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation, polychlorinated biphenyls or per- and polyfluoroalkyl substances (PFAS).

(iii) “Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Partnership or Parent or any of their Subsidiaries, as applicable, and used for the conduct of the business of the Partnership or Parent or any of their Subsidiaries as presently conducted.

(c) Notwithstanding any other language in this Agreement, this Section 3.8 contains the Partnership’s sole representations with respect to Environmental Law or Hazardous Materials.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a)(i) of the Partnership Disclosure Schedule lists all material Partnership Benefit Plans. With respect to each material Partnership Benefit Plan and each Seller Plan, the Partnership has made available to Parent complete and accurate copies of (A) such Partnership Benefit Plan, including any amendment thereto, (B) a written description of any such Partnership Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto (if any), (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (E) the most recent Internal Revenue Service determination letter (if any), (F) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any such Partnership Benefit Plan. For purposes of this Agreement, (i) “Partnership Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Partnership, the General Partner or any of their Subsidiaries (other than SESH), or under which the Partnership, the General Partner or any of their Subsidiaries (other than SESH) has any material liability (contingent or otherwise), and (ii) “ERISA Affiliate” means, with respect to any person, trade or business, any other person, trade or business (whether or not incorporated), that together with such first person, trade or business, is, or was at a relevant time, treated as a single employer or under common control, in either case, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Section 3.9(a)(ii) of the Partnership Disclosure Schedule lists all material Benefit Plans maintained, sponsored or contributed to by any holder of Partnership Common Units and in which any Partnership Employee currently participates as an active employee (the “Seller Plans”).

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (A) each Partnership Benefit Plan (and any related trust or other funding vehicle) has been maintained, operated and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (B) all contributions required to be made under the terms of any Partnership Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Partnership’s financial statements in accordance with GAAP, (C) each of the Partnership, the General Partner and their Subsidiaries (other than SESH) are in compliance in all material respects with ERISA, the Code and all other Laws applicable to Partnership Benefit Plans, and (D) any Partnership Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or equivalent opinion letter from the Internal Revenue Service, and the Partnership has made available to Parent a copy of the most recent such letter for each such Partnership Benefit Plan and, to the knowledge of the Partnership and the General Partner, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(c) Neither the Partnership, the General Partner nor any of their Subsidiaries (other than SESH) maintains, contributes to or is required to contribute to or has any liability to any plan or arrangement which provides retiree health, medical, life or other welfare benefits, except pursuant to the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code.

(d) Except as set forth on Section 3.9(d) of the Partnership Disclosure Schedule, neither the Partnership, the General Partner nor their Subsidiaries (other than SESH) maintains, contributes to or is required to contribute to, or has any liability (including on behalf of or in respect of an ERISA Affiliate) with respect to, any Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or a multiemployer plan (as defined in Section 3(37) of ERISA).

(e) None of the Partnership Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).

(f) Except as set forth in Section 5.6 and Section 5.7, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, pursuant to any Partnership Benefit Plan (i) entitle any current or former employee, consultant, officer or other service provider of the Partnership, the General Partner or their Subsidiaries (or, to the knowledge of the Partnership and the General Partner, Seconded Employees), other than SESH, to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant, officer or other service provider, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction.

(g) No amount or benefit that would be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee or other service provider of the Partnership, the General Partner or their Subsidiaries (other than SESH) who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(h) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each Partnership Benefit Plan and any award thereunder that constitutes non-qualified deferred compensation under Section 409A of the Code has been operated and documented in all material respects in compliance with Section 409A of the Code. No director, officer, employee or service provider of the Partnership, the General Partner or their Subsidiaries (other than SESH) is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(i) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each Partnership Benefit Plan that provides benefits or compensation to any employees or other service providers who reside or provide services primarily outside of the United States has been registered, listed, administered, funded and maintained in good standing, as applicable, in accordance with its terms and all applicable Laws.

(j) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, there are no pending or, to the Partnership’s knowledge, threatened claims by or on behalf of any Partnership Benefit Plan, by any employee or beneficiary covered under any Partnership Benefit Plan or otherwise involving any Partnership Benefit Plan (other than routine claims for benefits).

Section 3.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, except for discussions and activities pertaining to this Agreement and the transactions contemplated hereby, and except with respect to COVID-19 and any COVID-19 Actions, the businesses of the Partnership and its Subsidiaries (other than SESH) have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been a Partnership Material Adverse Effect.

(c) From the date of this Agreement, there has not been a Partnership Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Partnership, threatened) by any Governmental Entity with respect to the Partnership or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of the Partnership, threatened) against or affecting the Partnership or any of its Subsidiaries, or any of their respective assets or operations, and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against or affecting the Partnership or any of its Subsidiaries or any of their respective assets or operations; provided, that to the extent any such representations or warranties in the foregoing clauses (a), (b) and (c) pertain to investigations, reviews, actions, suits, inquiries, proceedings, subpoenas, civil investigative demands, other requests, orders, judgements or decrees that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 3.12 Information Supplied. None of the information provided in writing by the Partnership specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Units in the LP Merger and in which the Combined Consent Statement/Prospectus will be included as a prospectus (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC and becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading or (b) the Combined Consent Statement/Prospectus will, on the date it is first mailed to the Partnership’s unitholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Combined Consent Statement/Prospectus and the Form S-4 (solely with respect to the portion thereof based on information supplied by the Partnership or the General Partner or any of their respective Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by or on behalf of Parent or the Merger Subs for inclusion or incorporation by reference therein, with respect to which no representation is made by the Partnership or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Partnership with respect to information or statements made or incorporated by reference in the Form S-4 or the Combined Consent Statement/Prospectus that were not specifically supplied in writing by or on behalf of the Partnership.

Section 3.13 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, there are no proceedings pending, or to the knowledge of Partnership, threatened in writing, alleging that Partnership or any of its Subsidiaries is in material violation of the Natural Gas Act, 15 U.S.C. § 717, et seq. (the “NGA”), the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301, et seq. (the “NGPA”), the Interstate Commerce Act, 49 U.S.C. App. § 1, et seq. (1988) (the “ICA”), the Federal Power Act, 16 U.S.C. § 791a, et seq. (the “FPA”), or the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453 (“PUHCA”), or the rules and regulations promulgated thereunder, or the laws, rules and regulations of any state public utility commission or department in a state within which the Partnership or any of its Subsidiaries operates, as the case may be.

(b) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all filings (other than immaterial filings) required to be made by the Partnership or any of its Subsidiaries during the three years preceding the date hereof, with the (i) Federal Energy Regulatory Commission (“FERC”) under the NGA, the NGPA, the ICA, the FPA, PUHCA, or the rules and regulations promulgated thereunder, (ii) the Department of Energy, (iii) the Federal Communications Commission (the “FCC”), or (iv) any state public utility commission or department in a state within which the Partnership or any of its Subsidiaries operates, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 3.14 Tax Matters. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect:

(a) all Tax Returns that were required to be filed by or with respect to the General Partner, the Partnership or any of the Partnership’s Subsidiaries have been duly and timely filed, and all such Tax Returns are complete and accurate;

(b) all Taxes owed by the General Partner, the Partnership or any of the Partnership’s Subsidiaries, or for which the General Partner, the Partnership or any such Subsidiaries may be liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) all Tax withholding and deposit requirements imposed on or with respect to the General Partner, the Partnership or any of the Partnership’s Subsidiaries have been satisfied in full in all respects;

(d) there are no Liens (other than Partnership Permitted Liens) on any of the assets of the General Partner, the Partnership or any of the Partnership’s Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

(e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the General Partner, the Partnership or any of the Partnership’s Subsidiaries;

(f) there is no written claim against the General Partner, the Partnership or any of the Partnership’s Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to the General Partner, the Partnership or any such Subsidiaries;

(g) no claim has ever been made by an authority in a jurisdiction where the General Partner, the Partnership or any of the Partnership’s Subsidiaries does not file Tax Returns that the General Partner, the Partnership or such Subsidiary is or may be subject to taxation in that jurisdiction;

(h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of or with respect to the General Partner, the Partnership or any of the Partnership’s Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of the General Partner, the Partnership or any such Subsidiaries;

(i) none of the General Partner, the Partnership or any of the Partnership’s Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method or adjustment under Section 482 of the Code for any taxable period ending on or before the Closing Date, pursuant to any agreement with any Tax authority with respect to any such taxable period, or as a result of an intercompany transaction, an installment sale or open transaction disposition entered into on or prior to the Closing Date, or the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date;

(j) none of the General Partner, the Partnership or any of the Partnership’s Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the General Partner, Partnership or any such Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(k) none of the General Partner, the Partnership or any of the Partnership’s Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law) or has any liability for the Taxes of any person (other than the General Partner, the Partnership or any such Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes);

(l) none of the General Partner, the Partnership or any of the Partnership’s Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(m) the General Partner, the Partnership and each of the Partnership’s Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code;

(n) each of the General Partner and the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(o) neither the General Partner nor the Partnership is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Mergers, taken together, from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Notwithstanding any other language in this Agreement, Section 3.9 and Section 3.14 contain the Partnership’s sole representations with respect to Tax matters.

Section 3.15 Employment and Labor Matters

(a) Except as set forth on Section 3.15(a) of the Partnership Disclosure Schedule, (i) neither the Partnership, the General Partner nor any of their Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor union, labor organization or employee association applicable to employees of, or individuals who provide services primarily with respect to, the Partnership, the General Partner or any of their Subsidiaries, (ii) there are no existing or, to the knowledge of the Partnership, threatened strikes or lockouts with respect to any employees of, or individuals who provide services primarily with respect to, the Partnership, the General Partner or any of their Subsidiaries, (iii) to the knowledge of the Partnership, there is no union organizing effort pending or threatened with respect to any employees of the Partnership, the General Partner, or their respective Subsidiaries (such individuals, other than the Seconded Employees, are referred to herein as the “Partnership Employees”) or the Seconded Employees, (iv) there is no unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Partnership, threatened with respect to Partnership Employees or, to the knowledge of the Partnership and the General Partner, the Seconded Employees and (v) there is no slowdown or work stoppage in effect or, to the knowledge of the Partnership, threatened with respect to Partnership Employees or individuals who provide services primarily with respect to the Partnership or, to the knowledge of the Partnership and the General Partner, the Seconded Employees, the General Partner or any of their respective Subsidiaries. The Seconded Employees are not covered by any collective bargaining or similar agreement with any labor union, labor organization or similar employee association.

(b) Except for such matters that would not, individually or in the aggregate, have a Partnership Material Adverse Effect, the Partnership, the General Partner and their Subsidiaries are, and for the past three years have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices. Neither the Partnership, the General Partner nor any of their Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998 as a result of any action taken in the past three years.

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, either the Partnership or a Subsidiary of the Partnership owns, or is licensed or otherwise possesses subsisting rights to use, free and clear of Liens other than Partnership Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights used in and necessary to their respective businesses as currently conducted (collectively, the “Partnership Intellectual Property”). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no pending or, to the knowledge of the Partnership, threatened claims by any person alleging infringement, misappropriation or other violation by the Partnership or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of the Partnership, the conduct of the business of the Partnership and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Partnership nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Partnership’s or any its Subsidiaries’ rights to Partnership Intellectual Property that is owned by the Partnership or a Subsidiary of the Partnership, and (iv) to the knowledge of the Partnership, no person is infringing, misappropriating or otherwise violating any Partnership Intellectual Property that is owned by the Partnership or a Subsidiary of the Partnership.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

(c) As used in this Agreement, “IT Assets” means the computers, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment owned or controlled by the Partnership and its Subsidiaries that are required in connection with the operation of the business of the Partnership and its Subsidiaries.

Section 3.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) either the Partnership or a Subsidiary of the Partnership has good and valid title to each material real property (and each real property at which material operations of the Partnership or any of its Subsidiaries are conducted) owned by the Partnership or any Subsidiary, other than Partnership Real Property Leases and Rights-of-Way (such owned real property collectively, the “Partnership Owned Real Property”) and (ii) either the Partnership or a Subsidiary of the Partnership has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Partnership or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Partnership or any of its Partnership are conducted) (any property subject to such lease, sublease or other agreement, the “Partnership Leased Real Property”;

together with the Partnership Owned Real Property, collectively, the “Partnership Real Property” and such leases, subleases and other agreements are, collectively, the “Partnership Real Property Leases”), in each case, free and clear of all Liens other than any Partnership Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business (“Permitted Encumbrances”). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (A) each Partnership Real Property Lease is valid, binding and in full force and effect in accordance with its terms, subject to the limitation of such enforcement by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”) and (B) no uncured default of a material nature on the part of the Partnership or, if applicable, its Subsidiary or, to the knowledge of the Partnership, the lessor thereunder, exists under any Partnership Real Property Lease, and to the knowledge of the Partnership, no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Partnership Real Property Lease.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Partnership Owned Real Property or the Partnership Leased Real Property that would reasonably be expected to adversely affect the existing use of such Partnership Owned Real Property or Partnership Leased Real Property by the Partnership or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Partnership Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Partnership Owned Real Property by the Partnership or its Subsidiaries in the operation of its business thereon, and (iii) neither the Partnership nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of Partnership Owned Real Property or Partnership Leased Real Property that would reasonably be expected to adversely affect the existing use of such Partnership Owned Real Property or Partnership Leased Real Property by the Partnership or its Subsidiaries in the operation of its business thereon.

(c) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect: (i) each of the Partnership and its Subsidiaries has such Rights-of-Way that are necessary for the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Partnership Permitted Liens); (ii) the Partnership and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) the Partnership and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither the Partnership nor any of its Subsidiaries has received written notice of, and, to the knowledge of the Partnership, there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Partnership and its Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all pipelines operated by the Partnership and its Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by the Partnership or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 3.18 Insurance. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Partnership believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, neither the Partnership nor any of its Subsidiaries has received notice of any pending or, to the knowledge of the Partnership, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 3.19 Opinion of Financial Advisor. The Conflicts Committee has received the opinion of Intrepid Partners, LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Partnership Common Units other than the General Partner and its affiliates (which affiliates include but are not limited to the Sponsors).

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Partnership Benefit Plans and agreements filed as exhibits to the Partnership SEC Documents, as of the date of this Agreement, none of the Partnership, the General Partner or any of their Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of the Partnership or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Partnership or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Partnership or any of its Subsidiaries in an amount in excess of $25 million, other than (A) such indebtedness among the Partnership and its wholly-owned Subsidiaries or (B) such indebtedness obligations of SESH;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of the Partnership or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, limited liability company interests or other equity interests, as the case may be;

(vi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Partnership or any of its Subsidiaries in excess of $25 million; and

(vii) any material lease or sublease with respect to a Partnership Leased Real Property.

All contracts of the types referred to in clauses (i) through (vii) above are referred to herein as “Partnership Material Contracts.” “Contract” means any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) none of the Partnership, the General Partner or any of their Subsidiaries is in breach of or default under the terms of any Partnership Material Contract, (ii) no other party to any Partnership Material Contract, to the knowledge of the Partnership is in breach of or default under the terms of any Partnership Material Contract, and (iii) each Partnership Material Contract is a valid and binding obligation of the Partnership or the Subsidiary of the Partnership that is party thereto and, to the knowledge of the Partnership, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Finders or Brokers. Except as set forth on Section 3.21 of the Partnership Disclosure Schedule, none of the Partnership, the General Partner or any of their Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the LP Merger.

Section 3.22 State Takeover Statute. The action of the GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws. There is no unitholder rights plan in effect, to which the Partnership is a party or otherwise bound.

Section 3.23 Export Controls and Economic Sanctions.

(a) None of the Partnership, the General Partner any of their Subsidiaries, any of their respective owners, directors, officers, or employees or, to the knowledge of the Partnership, any other person working on behalf of any of the foregoing has directly or indirectly during the past five years taken any action in violation of any applicable Export Control and Economic Sanctions Laws in any material respect. To the extent that the Partnership’s activities are subject to Export Control and Economic Sanctions Laws, the Partnership has devised and maintained internal control systems and policies reasonably designed to detect and prevent violations of applicable Export Control and Economic Sanctions Laws. None of the Partnership, the General Partner, any of their Subsidiaries, or any of their respective owners, directors, officers, or employees, or, to the knowledge of the Partnership, any other person working on behalf of any of the foregoing is (A) a Sanctioned Party, (B) controlled by a Sanctioned Party, or (C) located in, organized under the Laws of, or resident in a Sanctioned Jurisdiction. No proceeding by or before any Governmental Entity involving the Partnership, the General Partner or any of their Subsidiaries or their respective directors, officers, employees, agents, distributors or Representatives relating to the Export Control and Economic Sanctions Laws is pending or, to the knowledge of the Partnership, threatened.

(b) As used in this Agreement, “Export Control and Economic Sanctions Laws” means the Export Control Reform Act of 2018 (50 U.S.C. Chapter 58), the Export Administration Act of 1979 (50 U.S.C. Chapter 56), the Export Administration Regulations (15 C.F.R. Parts 730-774), Section 3 of the Natural Gas Act (15 U.S.C. § 717b), the Administrative Procedures With Respect to the Import And Export of Natural Gas (10 C.F.R. Part 590), regulations promulgated by the Office of Foreign Assets Control (31 C.F.R. Parts 500-599) and corresponding enabling statutes, and any similar export control or economic sanctions Laws of any country in which a person is performing activities, to the extent that such person is subject to such Laws. “Sanctioned Jurisdiction” means a country, state, territory, or region which is subject to comprehensive economic or trade restrictions under applicable Export Control and Economic Sanctions Laws, which may change from time to time (currently Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine). “Sanctioned Party” means (i) any individual, entity, or government that is designated under or the subject of any sanctions, export restrictions, restricted party list, or blocking measures administered by a Governmental Entity with jurisdiction over a person, including but not limited to the Specially Designated Nationals and Blocked Persons List (“SDN List”), Foreign Sanctions Evaders List, or Sectoral Sanctions Identifications List (“SSI List”) of the U.S. Department of the Treasury’s Office of Foreign Assets Control; the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce’s Bureau of Industry and Security; the Debarred List of the U.S. Department of State’s Directorate of Defense Trade Controls; any list of sanctioned persons administered and maintained by the U.S. Department of State relating to nonproliferation, terrorism, Cuba, Iran, or Russia; and any similar lists of other jurisdictions to the extent applicable to a person; or (ii) any individual or entity that is 50% or more owned, directly or indirectly, by one or more individuals or entities that is designated on the SDN List or SSI List.

Section 3.24 No Additional Representations or Warranties; Non-Reliance.

(a) The Partnership acknowledges that none of Parent, Merger Sub or GP Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent, Merger Sub or GP Merger Sub to the Partnership in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that none of Parent, Merger Sub or GP Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Partnership (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries, and the Partnership has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Partnership has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Partnership has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership in accordance with the terms hereof, in entering into this Agreement, the Partnership has relied solely upon its independent investigation and analysis of Parent and its Subsidiaries, and the Partnership acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, unitholders, controlling persons or representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent, Merger Sub, or GP Merger Sub to the Partnership, whether or not such representations, warranties or statements were made in writing or orally. The Partnership acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent, Merger Sub or GP Merger Sub to the Partnership, (i) Parent, Merger Sub and GP Merger Sub do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Partnership is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent, Merger Sub or GP Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Partnership as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Partnership or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND GP MERGER SUB

Except as disclosed in (a) the Parent SEC Documents (excluding any disclosure set forth in any such Parent SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements) or (b) the disclosure schedule delivered by Parent to the Partnership immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”), each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein (provided that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have a Parent Material Adverse Effect), each of Parent, Merger Sub and GP Merger Sub, jointly and severally, represents and warrants to the Partnership and the General Partner as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Merger Sub, GP Merger Sub and their respective Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite limited partnership, limited liability company or other applicable power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Merger Sub, GP Merger Sub and their respective Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) As used in this Agreement, a “Parent Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event, occurrence or effect, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred or is reasonably likely to occur: change, effect, development or occurrence: (i) disclosed in the Parent SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section or in any section relating to forward-looking statements or in any disclosure related to litigation or regulatory matters that caveats the uncertainty or likelihood of any particular outcome or the general unpredictability of an outcome to such litigation or regulatory matter) or as disclosed in the Parent Disclosure Schedule, (ii) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rates, interest rates, tariff policy, monetary policy or inflation, so long as such event, change, effect, development or occurrence does not disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate, or (iii) resulting from or arising out of (A) any changes or developments in the industries in which Parent or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for Parent’s raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which Parent and its Subsidiaries operate, (C) resulting from the negotiation, execution, announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement), (D) any taking of any action required by this Agreement, the Support Agreements (to the extent applicable) or at the request of the Partnership, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G)(1) earthquakes, any weather-related or other force majeure event or natural disasters, hurricanes, tsunamis, pandemics (including the existence, response to and impact of the COVID-19 pandemic) or outbreak or other natural disasters or (2) hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-attack or any escalation or general worsening of the foregoing, (H) any failure by Parent to meet any internal or external projections, forecasts, estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) or (I) any changes in the unit price or trading volume of the Parent Common Units or in the credit rating of Parent or any of its Subsidiaries (provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (iii), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate.

(c) Parent has made available to the Partnership prior to the date of this Agreement a true and complete copy of (i) the Certificate of Limited Partnership of Parent (the “Parent Certificate of Limited Partnership”), and (ii) the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer LP, dated as of February 8, 2006 (the “Parent Partnership Agreement” and, together with the Parent Certificate of Limited Partnership, the “Parent Organizational Documents”), in each case, as amended through the date hereof, and promptly upon request by the Partnership, Parent will make available to the Partnership the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of Parent.

Section 4.2 Capitalization.

(a) As of February 15, 2021, the issued and outstanding limited partner interests and general partner interests of Parent consisted of (i) 2,702,436,307 Parent Common Units, (ii) 668,871,738 Class A Units representing limited partner interests in Parent (the “Class A Units”) and (iii) a non-economic general partner interest (the “Parent GP Interest”). As of February 15, 2021 34,123,485 Parent Common Units were issuable pursuant to employee and director equity plans of Parent (the “Parent Equity Plans”) and 29,627,228 Parent Common Units were subject to outstanding awards under the Parent Equity Plans. All outstanding limited partner interests and Parent GP Interest are duly authorized, validly issued, fully paid (to the extent required by the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement).

(b) Except as set forth in Section 4.2(a) or as set forth in Section 4.2(b) of the Parent Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability interests or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests, limited liability interests or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Units, Class A Units, Series G Preferred Units or other equity interests of Parent, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued or issuable in connection with the Mergers by Parent or its Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of partnership interests, limited liability company interests or any other equity interests of Parent or any of its Subsidiaries.

(e) As of the date of this Agreement, all of the issued and outstanding limited liability company interests of each of Merger Sub and GP Merger Sub are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 18-607 and 18-804 of the Delaware LLC Act). All of the issued and outstanding limited liability company interests of each of Merger Sub and GP Merger Sub are, and at the Effective Time will be, solely owned, beneficially and of record, by Parent. Neither Merger Sub nor GP Merger Sub has any outstanding subscription, option, warrant, call, convertible security, exchangeable security or other similar right, agreement or commitment pursuant to which any person other than Parent may acquire any equity security of Merger Sub or GP Merger Sub. Merger Sub and GP Merger Sub have been formed solely for the purpose of engaging in the Mergers and the other transactions contemplated by this Agreement. Neither Merger Sub nor GP Merger Sub has conducted or engaged in any business activities of any kind or type whatsoever or entered into any agreements or arrangements with any person prior to the date hereof and neither has, and prior to the Effective Time will not have, any assets, and has not and prior to the Effective Time, will not incur, directly or indirectly, liabilities or obligations of any nature other than those incident to their respective formation and pursuant to this Agreement and the LP Merger and the GP Merger and the other transactions contemplated by this Agreement.

(f) When issued pursuant to the terms hereof, all outstanding Parent Common Units constituting any part of the LP Merger Consideration will be duly authorized, validly issued, fully paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement). When issued pursuant to the terms hereof, the Series G Preferred Units to be issued to the holders of the Series A Preferred Units will be duly authorized, validly issued, fully paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Section 17-303, 17-607 and 17-807 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement).

(g) Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each Subsidiary of Parent, free and clear of any preemptive rights and any Liens other than Parent Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for partnership interests, limited liability company interests or other equity interests in Parent’s Subsidiaries and except as set forth in Section 4.2(g) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any partnership interest, limited liability company interest or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interest, limited liability company interest or other equity interest in any person), or has any obligation to acquire any such partnership interest, limited liability company interest or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(h) As used in this Agreement, “Parent Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith and for which adequate accruals or reserves have been established, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, bids, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business, (D) not created by Parent or its Subsidiaries that affect the underlying fee interest of a Parent Leased Real Property, (E) that is disclosed on the most recent consolidated balance sheet of Parent included in the Parent SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (F) arising under or pursuant to the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent, (G) created pursuant to the agreements set forth on Section 4.2(h) of the Parent Disclosure Schedule, (H) which an accurate up to date survey would show, (I) resulting from any facts or circumstances relating to the Partnership or its affiliates (other than Caribou and Ox and their respective affiliates (other than the Partnership and its Subsidiaries)), or (J) that does not and would not reasonably be expected to materially impair the continued use of a Parent Owned Real Property or a Parent Leased Real Property as currently operated, taken as a whole; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business; (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which Parent or any of its Subsidiaries otherwise has access, between the parties thereto; (iv) with respect to any Parent Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Parent Real Property Lease; or (v) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Parent Real Property, and not violated by the current use and operation of the Parent Real Property.

Section 4.3 Authority; Noncontravention.

(a) Each of Parent, Merger Sub and GP Merger Sub has the requisite limited partnership or limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. (i) This Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, have been duly and validly authorized by the Board of Directors of Parent GP (the “Parent GP Board”) and Parent, as the sole member of Merger Sub and GP Merger Sub, and (ii) no other entity or equity-holder proceedings on the part of Parent, Merger Sub, GP Merger Sub or their respective equity holders are necessary to authorize the consummation of the transactions contemplated hereby. The Parent GP Board has approved this Agreement and the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Mergers, the issuance of Parent Common Units in connection with the LP Merger and the issuance of the Series G Preferred Units in connection with the Preferred Contribution and Issuance. This Agreement has been duly and validly executed and delivered by Parent, Merger Sub and GP Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the counterparties hereto, this Agreement constitutes the legal, valid and binding agreement of Parent, Merger Sub and GP Merger Sub and is enforceable against Parent, Merger Sub and GP Merger Sub in accordance with its terms, subject to Equitable Exceptions. Prior to the issuance of the Series G Preferred Units to Caribou, all partnership and limited liability company action, as the case may be, required to be taken by Parent, Parent GP or any of their equityholders, partners or members for (A) the authorization, execution and delivery of the Series G Preferred Units, (B) the authorization, execution and delivery of an amendment to the Parent Partnership Agreement to authorize and establish the terms of the Series G Preferred Units and (C) the consummation of the transactions contemplated by this Agreement, shall have been validly taken.

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Exchange Act, and the rules promulgated thereunder, (iv) the Securities Act, and the rules promulgated thereunder, (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificates of Merger with the Secretary of State, (vii) the rules and regulations of the NYSE, (viii) the HSR Act, (ix) rules and regulations of the SEC in connection with the filing with the SEC of the Combined Consent Statement/Prospectus, which shall include a form of consent that may be executed by the public unitholders of the Partnership Common Units in connection with the Requisite Unitholder Approval, and (x) the approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Partnership and the General Partner in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent, Merger Sub or GP Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Mergers and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent, Merger Sub and GP Merger Sub of this Agreement do not and, assuming the Parent Approvals are obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Partnership or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the agreement of limited partnership, limited liability company agreement, certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Simultaneously with the execution of this Agreement, each of Parent, Merger Sub and GP Merger Sub have executed and delivered each of the Support Agreements.

Section 4.4 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents, reports, schedules, certifications, prospectuses, registration and other statements required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2018 (collectively with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof (if amended, as of the date of the last such amendment), and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent GP as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Management of Parent GP has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent GP has disclosed to Parent’s auditors and the audit committee of the Parent GP Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Partnership prior to the date hereof.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s consolidated balance sheet as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2018, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, and orders of all applicable Governmental Entities, and all rights under any Parent Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have obtained or filed any of the Parent Permits would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect. No administrative, judicial or other proceeding is pending or, to the knowledge of Parent, threatened, that could reasonably be expected to result in the adverse modification, suspension, termination, or cancellation of any Parent Permit, except where such modification, suspension, termination or cancellation would not have, individually or in the aggregate, a Parent Material

Adverse Effect. Parent and each of its Subsidiaries is, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2019 have been, in compliance in all respects with the terms and requirements of all Parent Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Without limiting the generality of Section 4.7(a), Parent, each of its Subsidiaries, and, to the knowledge of Parent, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the FCPA, and any other U.S. and foreign anti-corruption Laws that are applicable to Parent or its Subsidiaries; (ii) has not, to the knowledge of Parent, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of Parent, is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or any of its Subsidiaries, any of their respective assets or operations, or against any person or entity whose liability Parent or any of its Subsidiaries has retained or to the knowledge of Parent, assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2019 have been, in compliance with all Environmental Laws, (iii) there has been no release of Hazardous Materials at any Parent Real Property or, to the knowledge of Parent, formerly owned, leased or operated by Parent or any Subsidiary of Parent, that has given rise or could reasonably be expected to give rise to Parent or any Subsidiary incurring any remedial obligation or corrective action requirement under applicable Environmental Law, (iv) to the knowledge of Parent, no Hazardous Material has been disposed of or transported in violation of any applicable Environmental Law from any Parent Real Property, (v) Parent is not party to any order or subject to any judgment or decree relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that imposes any obligation on Parent or any of its Subsidiaries under any Environmental Law, (vi) there have been no ruptures or explosions in Parent’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures or explosions have been fully resolved and (vii) to Parent’s knowledge, there are no defects, corrosion or other damage to any of Parent’s Systems that would reasonably be expected to result in a pipeline integrity failure.

(b) Notwithstanding any other language in this Agreement, this Section 4.8 contains Parent’s sole representations with respect to Environmental Law or Hazardous Materials.

Section 4.9 Employee Benefit Plans. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Benefit Plan sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any material liability (contingent or current) (the “Parent Benefit Plans”) has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, and (ii) all contributions required to be made under the terms of any Parent Benefit Plan have been timely made or, if not yet due, have been properly reflected in Parent’s financial statements in accordance with GAAP. Except as set forth on Section 4.9 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries maintains, contributes to or is required to contribute to, or has any liability (including on behalf of or in respect of an ERISA Affiliate) with respect to, any Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or a multiemployer plan (as defined in Section 3(37) of ERISA).

Section 4.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, except for discussions and activities pertaining to this Agreement and the transactions contemplated hereby, and except with respect to COVID-19 and any COVID-19 Actions the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been a Parent Material Adverse Effect.

(c) From the date of this Agreement, there has not been a Parent Material Adverse Effect.

Section 4.11 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) there are no civil, criminal or administrative actions, suits, litigation, claims, causes of actions, inquiries, investigations, arbitrations proceedings, subpoenas, civil investigative demands or other requests for information pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries or any of their respective assets or operations and (b) there are no orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries or any of their respective assets or operations; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to investigations, reviews, actions, suits, inquiries, proceedings, subpoenas, civil investigative demands, other requests, orders, judgements or decrees that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 4.12 Information Supplied. None of the information provided in writing by Parent or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC and becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (b) the Combined Consent Statement/Prospectus will, on the date it is first mailed to the Partnership’s unitholders and the holder of the Series A Preferred Unit, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Combined Consent Statement/Prospectus and the Form S-4 (solely with respect to the portion thereof based on information supplied by Parent or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by or on behalf of the Partnership for inclusion or incorporation by reference therein, with respect to which no representation is made by Parent or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Combined Consent Statement/Prospectus that were not specifically supplied in writing by or on behalf of Parent.

Section 4.13 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, none of Parent or its Subsidiaries is, or has been in the past three years a holding company or a public-utility company as defined in PUHCA.

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there are no proceedings pending, or to the knowledge of Parent, threatened in writing, alleging that Parent or any of its Subsidiaries is in material violation of the NGA, the NGPA, the ICA, the FPA, or the PUHCA, or the rules and regulations promulgated thereunder, or the laws, rules and regulations of any state public utility commission or department in a state within which Parent or any of its Subsidiaries operates, as the case may be.

(c) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all filings (other than immaterial filings) required to be made by Parent or any of its Subsidiaries during the three years preceding the date hereof, with the (i) FERC under the NGA, the NGPA, the ICA, the PUHCA, or the rules and regulations promulgated thereunder, (ii) the Department of Energy, (iii) the FCC, or (iv) any state public utility commission or department in a state within which Parent or any of its Subsidiaries operates, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.14 Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) all Tax Returns that were required to be filed by or with respect to Parent or any of its Subsidiaries have been duly filed, and all such Tax Returns are complete and accurate;

(b) all Taxes owed by Parent or any of its Subsidiaries, or for which Parent or any of its Subsidiaries may be liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) all Tax withholding and deposit requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full in all respects;

(d) there are no Liens (other than Parent Permitted Liens) on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

(e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries;

(f) there is no written claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to Parent or any of its Subsidiaries;

(g) no claim has ever been made by an authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or such Subsidiary is or may be subject to taxation in that jurisdiction;

(h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of or with respect to Parent or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of Parent or any of its Subsidiaries;

(i) none of Parent or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method or adjustment under Section 482 of the Code for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, or as a result of an intercompany transaction, an installment sale or open transaction disposition entered into on or prior to the Closing Date, or the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date;

(j) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(k) none of Parent or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than the members of the consolidated group of which ETP Holdco Corporation is the common parent, or has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes)

(l) none of Parent or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(m) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code;

(n) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(o) Parent is not aware of the existence of any fact, nor has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Mergers, taken together, from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Notwithstanding any other language in this Agreement, Section 4.9 and Section 4.14 contain Parent’s sole representations with respect to Tax matters.

Section 4.15 Employment and Labor Matters.

(a) Except for such matters as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, (ii) there are no existing or, to the knowledge of Parent, threatened strikes or lockouts with respect to any employees of Parent or any of its Subsidiaries (“Parent Employees”), (iii) to the knowledge of Parent, there is no union organizing effort pending or threatened against Parent or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Parent, threatened with respect to Parent or any of its Subsidiaries, and (v) there is no slowdown or work stoppage in effect or, to the knowledge of Parent, threatened with respect to any Parent Employees.

(b) Except for such matters that would not, individually or in the aggregate, have a Parent Material Adverse Effect, Parent and its Subsidiaries are, and for the past three years have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices. Neither Parent nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998 as a result of any action taken by Parent or its Subsidiaries in the past three years.

Section 4.16 Real Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) either Parent or a Subsidiary of Parent has good and valid title to each material real property (and each real property at which material operations of Parent or any of its Subsidiaries are conducted) owned by Parent or any Subsidiary other than Parent Real Property Leases and Rights-of-Way (such owned real property collectively, the “Parent Owned

Real Property”) and (ii) either Parent or a Subsidiary of Parent has a good and valid leasehold interest in each material lease, sublease and other agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of Parent or any of its Subsidiaries are conducted) (any property subject to such lease, sublease or other agreement, the “Parent Leased Real Property,”; together with the Parent Owned Real Property, the “Parent Real Property”) and such leases subleases and other agreements are, collectively, the “Parent Real Property Leases”), in each case, free and clear of all Liens other than any Parent Permitted Liens and Permitted Encumbrances. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) each Parent Real Property Lease is valid, binding and in full force and effect, subject to the Remedies Exceptions and (B) no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder, exists under any Parent Real Property Lease, and to the knowledge of Parent, no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Parent Real Property Lease.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Parent Owned Real Property or the Parent Leased Real Property that would reasonably be expected to adversely affect the existing use of such Parent Owned Real Property or Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among Parent and its Subsidiaries or among Parent’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Parent Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Parent Owned Real Property by Parent in the operation of its business thereon, and (iii) neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Parent Owned Real Property or Parent Leased Real Property that would reasonably be expected to adversely affect the existing use of such Parent Owned Real Property or Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon.

(c) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect: (i) each of Parent and its Subsidiaries has such Rights-of-Way that are necessary for Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated and each such Right-of-Way is valid and free and clear of all Liens (other than Parent Permitted Liens); (ii) Parent and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) Parent and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither Parent nor any of its Subsidiaries have received written notice of, and to the knowledge of Parent there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the revocation or termination of any Right-of-Way or would result in any impairment of the rights of Parent and its Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all pipelines operated by Parent and its Subsidiaries have and are entitled to the benefits of all Rights-of-Way that are necessary for Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 4.17 Insurance. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received notice of any pending or, to the knowledge of Parent, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 4.18 Material Contracts.

(a) Except for this Agreement, Parent’s Benefit Plans and agreements filed as exhibits to the Parent SEC Documents, as of the date of this Agreement, none of Parent, Merger Sub, GP Merger Sub or any of their Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of Parent or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of Parent or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of Parent or any of its Subsidiaries in an amount in excess of $200 million;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between Parent and its Subsidiaries or among Parent’s Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of Parent or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, limited liability company interests or other equity interests, as the case may be;

(vi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by Parent or any of its Subsidiaries in excess of $200 million; and

(vii) any material lease or sublease with respect to a Parent Leased Real Property.

All contracts of the types referred to in clauses (i) through (vii) above are referred to herein as “Parent Material Contracts.”

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract, (ii) no other party to any Parent Material Contract, to the knowledge of Parent, is in breach of or default under the terms of any Parent Material Contract and (iii) each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent that is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.19 Finders or Brokers. Except for Citigroup Global Markets Inc. and RBC Capital Markets, LLC, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the LP Merger.

Section 4.20 State Takeover Statute. The action of the Parent GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws. There is no unitholder rights plan in effect, to which Parent is a party or otherwise bound.

Section 4.22 Ownership of Partnership Common Units. Neither Parent nor any affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any Partnership Common Units.

Section 4.21 Export Controls and Economic Sanctions. None of Parent, any of its Subsidiaries, any of their respective owners, directors, officers, or employees or, to the knowledge of Parent, any other person working on behalf of any of the foregoing has directly or indirectly during the past five years taken any action in violation of any applicable Export Control and Economic Sanctions Laws in any material respect. Parent has devised and maintained internal control systems and policies reasonably designed to detect and prevent violations of applicable Export Control and Economic Sanctions Laws. None of Parent, any of its Subsidiaries, or any of their respective owners, directors, officers, or employees, or, to the knowledge of Parent, any other person working on behalf of any of the foregoing is (A) a Sanctioned Party, (B) controlled by a Sanctioned Party, or (C) located in, organized under the Laws of, or resident in a Sanctioned Jurisdiction. No proceeding by or before any Governmental Entity involving Parent or its Subsidiaries or their respective directors, officers, employees, agents, distributors or Representatives relating to the Export Control and Economic Sanctions Laws is pending or, to the knowledge of Parent, threatened.

Section 4.22 Availability of Funds. Parent has, and at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to pay the GP Merger Consideration and to refinance the Partnership’s indebtedness or otherwise satisfy requirements of such obligations in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.23 No Additional Representations or Warranties; Non-Reliance.

(a) Each of Parent, Merger Sub and GP Merger Sub acknowledge that the Partnership and the General Partner do not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Partnership or General Partner to Parent, Merger Sub or GP Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Partnership and the General Partner make no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent, Merger Sub or GP Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Partnership and its Subsidiaries or (ii) the future business and operations of the Partnership and its Subsidiaries, and neither Parent, Merger Sub nor GP Merger Sub has relied on such information or any other representations or warranties not set forth in Article III.

(b) Each of Parent, Merger Sub and GP Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Partnership and its Subsidiaries and acknowledge that Parent, Merger Sub and GP Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership or the General Partner to Parent and/or the Merger Subs in accordance with the terms hereof, in entering into this Agreement, each of Parent, Merger Sub and GP Merger Sub have relied solely upon its independent investigation and analysis of the Partnership and the Partnership’s Subsidiaries, and Parent, Merger Sub and GP Merger Sub acknowledge and agree that they have not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Partnership, the General Partner or their Subsidiaries, or any of their respective affiliates, equityholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Partnership or the General Partner to Parent, Merger Sub or GP Merger Sub, whether or not such representations, warranties or statements were made in writing or orally. Each of Parent, Merger Sub and GP Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership or the General Partner do to Parent, Merger Sub or GP Merger Sub, (i) the Partnership does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent, Merger Sub and GP Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the

Partnership or the General Partner to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or GP Merger Sub as having been authorized by the Partnership, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or GP Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Partnership unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Partnership.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Partnership or any of its Subsidiaries, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement (including the Pre-Closing Transactions and the Preferred Contributions), or (iv) as set forth in Section 5.1(a) of the Partnership Disclosure Schedule, the Partnership covenants and agrees that the Partnership shall and shall cause its Subsidiaries to use commercially reasonable efforts to (x) conduct their businesses in the ordinary course, and (y) preserve substantially intact their present lines of business and preserve their relationships with significant customers and suppliers; provided, however, that no action by the Partnership or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this covenant unless such action would constitute a breach of such other provision.

(b) Each of the Partnership and the General Partner agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (w) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Partnership or any of its Subsidiaries, (x) as may be consented to by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) as may be contemplated or required by this Agreement or (z) as set forth in Section 5.1(b) of the Partnership Disclosure Schedule, each of the Partnership and the General Partner:

(i) shall not adopt any amendments to the Partnership Organizational Documents or the GP Organizational Documents and shall not permit any of the Partnership’s Subsidiaries to adopt any amendments to its certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, certificate of incorporation, bylaws or similar organizational documents;

(ii) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of any of its partnership interests, limited liability company interests or other equity interests of the Partnership, General Partner or any of their Subsidiaries or any securities convertible into or exchangeable for any such partnership interests, limited liability company interests or other equity interests, or any rights, warrants or options to acquire any such partnership interests, limited liability company interests, equity interests or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Partnership Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of Partnership Common Units in respect of the vesting, exercise or settlement of any Partnership Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under Section 5.2(b)(viii) or (2) for transactions among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries which remain Subsidiaries after the consummation of such transaction;

(iii) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Partnership or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests or other equity interests (whether in cash, assets, stock or other securities of the Partnership or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Partnership or to any Subsidiary of the Partnership in the ordinary course of business, (2) regular quarterly cash distributions with customary record and payment dates on the Series A Preferred Units not in excess of the quarterly cash distribution amount set forth in the Partnership Agreement (3) dividends or distributions required under applicable organizational documents of the Partnership’s non-wholly owned Subsidiaries to the equityholders of such Subsidiaries, in effect on the date of this Agreement, and (4) regular quarterly cash distributions with customary record and payment dates on the Partnership Common Units not in excess of $0.16525 per Partnership Common Unit per quarter;

(iv) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the LP Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries or in connection with an acquisition not prohibited by Section 5.1(b)(v);

(v) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $25 million in the aggregate, except (1) as set forth in Section 5.1(b)(vii) – CapEx of the Partnership Disclosure Schedule (whether or not such acquisition, loan, advance, capital contribution or investment is made in the same fiscal years as set forth in the Section 5.1(b)(vii) – CapEx of the Partnership Disclosure Schedule) or (2) as made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries or (3) capital contributions made in response to any emergency, whether caused by war, terrorism, weather events, public health events (including pandemics and COVID-19), outages or otherwise; provided, however, that the Partnership shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the LP Merger;

(vi) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of any properties or non-cash assets with a value in excess of $25 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business or (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries;

(vii) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $25 million in the aggregate, except for (1) expenditures set forth in Section 5.1(b)(vii) – CapEx of the Partnership Disclosure Schedule (whether or not such capital expenditure is made in the same fiscal years as set forth in the Section 5.1(b)(vii) – CapEx of the Partnership Disclosure Schedule)or (2) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events (including pandemics and COVID-19), outages or otherwise;

(viii) except as required by Law or any Partnership Benefit Plan as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) increase the compensation or other benefits payable or provided to the Partnership’s or General Partner’s directors or officers, except for (A) increases set forth in Section 5.1(b)(viii) of the Partnership Disclosure Schedule, and (B) if (y) the Closing occurs before July 1, 2021, customary increases in the ordinary course of business consistent with past practice for non-officer level employees, not to exceed $450,000 in the aggregate, and (z) the Closing occurs after July 1, 2021, customary increases in the ordinary course of business consistent with past practice for non-officer level employees, not to exceed 2% in the aggregate of base compensation paid to non-officer level employees in 2020, (2) enter into or amend any employment, change of control, severance or retention agreement with any director, officer or employee of the General Partner, the Partnership, (3) establish, adopt, enter into, terminate or amend any Partnership Benefit Plan (or any other employee benefit plan that would be a Partnership Benefit Plan if in effect on the date hereof), (4) enter into, terminate or amend any collective bargaining agreement, (5) make any change in the key management structure of the Partnership or any of its material Subsidiaries, including the hiring of additional officers or the termination of existing officers (other than for cause), (6) grant any

Partnership Equity Awards except for grants set forth in Section 5.1(b)(viii) of the Partnership Disclosure Schedule, or (7) enter into or make any loans or advances to any of its officers, directors, employees, agents, or consultants (other than loans or advances for travel or reasonable business expenses or such loans or advances otherwise made in the ordinary course of business);

(ix) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(x) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(xi) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (2) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Partnership than such existing indebtedness, (3) for any guarantees by the Partnership of indebtedness of Subsidiaries of the Partnership or guarantees by the Partnership’s Subsidiaries of indebtedness of the Partnership or any Subsidiary of the Partnership, which indebtedness is incurred in compliance with this Section 5.1(b)(xi), (4)indebtedness incurred made in response to any emergency, whether caused by war, terrorism, weather events, public health events (including pandemics and COVID-19), outages or otherwise and (5) any indebtedness incurred pursuant to that Amended and Restated Revolving Credit Agreement dated April 6, 2018 (as amended, restated, or otherwise modified from time to time) by and among the Partnership, Citibank, N.A., as administrative agent, and the lenders party thereto and/or pursuant to the Partnership’s commercial paper program, in the case of this clause (5), not to exceed $125 million in the aggregate; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Partnership and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Partnership or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(xii) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Partnership Material Contract or under any Partnership Permit, in a manner or with an effect that is materially adverse to the Partnership and its Subsidiaries, taken as a whole;

(xiii) other than agreements, arrangements or Contracts made in the ordinary course of business, on terms no less favorable to the Partnership and its Subsidiaries than those generally being proved to or available from unrelated third parties, and in each case involving aggregate payments of less than $50 million, shall not, and shall not permit any of its Subsidiaries to, enter into any agreement, arrangement, Contract or other transaction with any Affiliate, including Caribou, Ox or any of their respective Affiliates or Subsidiaries;

(xiv) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Partnership SEC Documents or (2) that do not exceed $25 million in the aggregate;

(xv) shall not, and shall not permit any of its Subsidiaries to (except in the ordinary course of business), (1) change its fiscal year or any material method of Tax accounting, (2) make, change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material liability for Taxes, (4) file any material amended Tax Return or (5) surrender a claim for a material refund of Taxes;

(xvi) except as otherwise permitted by this Agreement or for transactions between the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Partnership or any Subsidiary, other than (1) at stated maturity, (2) prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof in accordance with Section 5.1(b)(xi), (3) prepayment and repayment of revolving loans (including the Partnership’s commercial paper program) in the ordinary course of business, and (4) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(xvii) shall not, and shall not permit any of its Subsidiaries to, engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of the Partnership for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

(xviii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (xvii) of this Section 5.1(b).

(c) Notwithstanding the provisions of this Section 5.1, from the date of this Agreement until the earlier of the Effective Time and the Termination Date, the Partnership and its Subsidiaries may take or refrain from taking any COVID-19 Action so long as (i) prior thereto, the Partnership consults with, and considers in good faith, Parent’s suggestions and/or feedback, or (ii) such COVID-19 Action would not reasonably be expected to materially impact the Partnership’s ability to operate in the ordinary course of business or materially delay or impede the consummation of the LP Merger.

Section 5.2 Conduct of Business by Parent.

(a) From and after the date hereof until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement (including the Pre-Closing Transactions and the Preferred Contribution) or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent covenants and agrees that the Parent shall and shall cause its Subsidiaries to use commercially reasonable efforts to (x) conduct its businesses in the ordinary course, and (y) preserve substantially intact their present lines of business and preserve their relationships with significant customers and suppliers; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this covenant unless such action would constitute a breach of such other provision.

(b) Parent agrees with the Partnership, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (w) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (x) as may be consented to by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), (y) as may be contemplated or required by this Agreement, including the Pre-Closing Transactions and the Preferred Contributions, or (z) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent:

(i) shall not adopt any material amendments to the Parent Organizational Documents or the certificate of formation, limited liability company agreement or similar organizational documents of Parent GP;

(ii) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of any of its partnership interests, limited liability company interests or other equity interests of Parent or its Subsidiaries or any securities convertible into or exchangeable for any such partnership interests, limited liability company interests or other equity interests, or any rights, warrants or options to acquire any such partnership interests, limited liability company interests, equity interests or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Parent Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) as set forth in Section 5.2(b) of the Parent Disclosure

Schedule, (2) issuances of Parent Common Units in respect of any vesting or exercise of Parent equity awards and settlement of any Parent equity awards outstanding on the date hereof or as may be granted after the date hereof or as may be granted as permitted under this Section 5.2(b), (3) the sale of Parent Common Units pursuant to the exercise of options to purchase Parent Common Units if necessary to effectuate an option direction upon exercise or for withholding of Taxes, (4) the grant of equity compensation awards under the Parent Equity Plans, or (5) for transactions among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(iii) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by Parent or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests or other equity securities (whether in cash, assets, partnership units, stock or other securities of Parent or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to Parent or any Subsidiary of Parent in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, and (3) regular quarterly cash distributions with respect to the Parent Common Units and the Eagle Operating Preferred Units as set forth in Section 5.2(b)(iii) of the Parent Disclosure Schedule;

(iv) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the LP Merger and other than any merger, consolidation, restructuring or reorganization solely among Parent and its Subsidiaries or among Parent’s Subsidiaries or in connection with an acquisition not prohibited by Section 5.2(b)(v);

(v) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the LP Merger;

(vi) shall not directly or indirectly, purchase, redeem or otherwise acquire any equity securities of Parent or any rights, warrants or options to acquire any such equity securities, except (1) as set forth on Section 5.2(b)(vi) of the Parent Disclosure Schedule or (2) for transactions among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(vii) shall not, and shall not permit any of its Subsidiaries to (except in the ordinary course of business), (1) change its fiscal year or any material method of Tax accounting, (2) make, change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material liability for Taxes, (4) file any material amended Tax Return or (5) surrender a claim for a material refund of Taxes;

(viii) shall not, and shall not permit any of its Subsidiaries to, engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of Parent for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

(ix) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (viii) of this Section 5.2(b).

(x) Notwithstanding the provisions of this Section 5.2, from the date of this Agreement until the earlier of the Effective Time and the Termination Date, Parent and its Subsidiaries may take or refrain from taking any COVID-19 Action so long as (i) prior thereto, Parent consults with, and considers in good faith, the Partnership’s suggestions and/or feedback, or (ii) such COVID-19 Action would not reasonably be expected to materially impact Parent’s ability to operate in the ordinary course of business or materially delay or impede the consummation of the LP Merger.

Section 5.3 Mutual Access.

(a) For purposes of furthering the transactions contemplated hereby, each of the Partnership and Parent shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ key employees and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Partnership and its Subsidiaries, as Parent may reasonably request, and Parent and its Subsidiaries, as the Partnership may reasonably request, as the case may be (including information necessary to prepare the Combined Consent Statement/Prospectus). Notwithstanding the foregoing, neither the Partnership nor Parent shall be required to afford such access to the extent it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries, would constitute a violation of any applicable Law or would interfere with the ability of such party or any of its Subsidiaries’ ability to comply with any COVID-19 Measures. Neither the Partnership nor Parent, nor any of their respective officers, employees or Representatives, shall be permitted to perform any onsite procedures (including an onsite study or any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of November 30, 2020, between the Partnership and Parent (the “Confidentiality Agreement”).

Section 5.4 Non-Solicitation.

(a) From the date hereof and prior to the earlier of the Effective Time and the Termination Date, each of the Partnership and the General Partner shall not, and each of them shall cause their respective Subsidiaries, and the respective directors, officers, employees of the Partnership, the General Partner and such Subsidiaries not to, and shall use its reasonable best efforts to cause the Representatives of the Partnership, the General Partner and such Subsidiaries not to: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish any non-public information regarding the Partnership or any of its Subsidiaries or afford access to the business, properties, books or records of the Partnership or any of its Subsidiaries, to any person (other than Parent, Merger Sub, GP Merger Sub or their respective directors, officers, employees, affiliates or Representatives) in connection with or in response to an Acquisition Proposal or any inquiries regarding an Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with any person (other than Parent, Merger Sub, GP Merger Sub or their respective directors, officers, employees, affiliates or Representatives) with respect to an Acquisition Proposal, (iv) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or requiring the Partnership to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement or (v) agree to do any of the foregoing. Nothing in this Section 5.4 shall prohibit the Partnership, or the GP Board, directly or indirectly through any officer, employee or Representative, from informing any person that the Partnership is party to this Agreement and informing such person of the restrictions that are set forth in this Section 5.4.

(b) Following the execution of this Agreement, each of the Partnership and the General Partner shall, and each of them shall cause their respective Subsidiaries, and the respective directors, officers, employees of the Partnership, the General Partner and such Subsidiaries to, and shall use its reasonable best efforts to cause the Representatives of the Partnership, the General Partner and such Subsidiaries to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Partnership or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent, Merger Sub, GP Merger Sub or any of their respective officers, directors, employees or Representatives) that relate to any Acquisition Proposal.

(c) As used in this Agreement:

(i) “Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, received from or made public by a third party (other than an offer, proposal by Parent, Merger Sub, GP Merger Sub or their respective affiliates) relating to any Acquisition Transaction; and

(ii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) pursuant to which any person, other than Parent, Merger Sub or their respective affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of the Partnership and its Subsidiaries equal to 25% or more of the Partnership’s consolidated assets (based on their fair market value thereof) or to which 25% or more of the Partnership’s revenues or earnings on a consolidated basis are attributable, or (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) 25% or more of any class of equity securities of the Partnership entitled to vote with respect to the approval of this Agreement.

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Partnership shall prepare and file with the SEC the Form S-4, which will include the Combined Consent Statement/Prospectus. Each of Parent and the Partnership shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the LP Merger and the other transactions contemplated hereby. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of Parent Common Units in the LP Merger, and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Common Units, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Combined Consent Statement/Prospectus will be made by Parent or the Partnership, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Partnership, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Units issuable in connection with the LP Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Combined Consent Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Partnership, or any of their respective affiliates, officers or directors, is discovered by Parent or the Partnership that should be set forth in an amendment or supplement to any of the Form S-4 or the Combined Consent Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the unitholders of the Partnership. For the avoidance of doubt, the Combined Consent Statement/Prospectus shall not be required to include a recommendation by the GP Board or the Conflicts Committee to the Partnership’s unitholders regarding this Agreement.

(b) The General Partner shall distribute to the Partnership’s unitholders the Combined Consent Statement/Prospectus as promptly as practicable after the Form S-4 is declared effective under the Securities Act. The Partnership shall (i) in accordance with the Partnership Organizational Documents, including Sections 13.6 and 13.11 of the Partnership Agreement, and applicable Law, take all actions to establish a record date (which will be as soon as reasonably practicable after the date upon which the Form S-4 is declared effective) for the purpose of determining Partnership unitholders entitled to deliver written consents, and (ii) in accordance with the Partnership Organizational Documents and applicable Law, distribute to the Partnership’s unitholders, the Combined Consent Statement/Prospectus, which shall include a form of consent that may be executed by the public unitholders of the Partnership Common Units in connection with the Requisite Unitholder Approval, as soon as reasonably practicable after the date upon which the Form S-4 becomes effective (and, in the case of the Sponsors, within 24 hours of the Form S-4 being declared effective).

Section 5.6 Equity-Based Awards.

(a) Each award of phantom units that corresponds to Partnership Common Units and vests solely based on the passage of time (including any Seconded Employee Phantom Awards), whether vested or unvested (“Partnership Phantom Units”), that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be assumed by Parent and converted into a restricted unit award representing a contractual right to receive Parent Common Units or, in the case of Seconded Employees, the right to receive cash determined based on the value of Parent Common Units (each an “Assumed Restricted Unit Award”). Each such Assumed Restricted Unit Award shall be converted into a restricted unit award to receive a number of Parent Common Units (or the cash equivalent thereof, as applicable) equal to the product obtained by multiplying (x) the number of Partnership Common Units subject to such Partnership Phantom Unit immediately prior to the Effective Time by (y) the Exchange Ratio, rounded up or down to the nearest whole Parent Common Unit. Each Assumed Restricted Unit Award shall otherwise be subject to the same terms and conditions (including as to vesting, distribution equivalent rights and issuance) as were applicable to the Partnership Phantom Unit immediately prior to the Effective Time.

(b) Each award of performance units that corresponds to Partnership Common Units, including Seconded Employee Performance Awards (each, a “Partnership Performance Award,” and together with the Partnership Phantom Units, the “Partnership Equity Awards”), that is outstanding and unvested as of the Effective Time, shall, as of the Effective Time, be measured as to performance as of the Effective Time (or a date reasonably proximate thereto) as determined in good faith by the GP Board and each such Partnership Performance Award shall, with respect to the number of Partnership Common Units that are considered earned with respect thereto based on the higher of actual performance or target shall, as of the Effective Time (the “Earned Performance Units”), be assumed by Parent and converted into an Assumed Restricted Unit Award, which shall have distribution equivalent rights and be eligible to vest solely based on continued service at the end of the performance period that was originally applicable thereto; provided, however, that the Earned Performance Units will vest upon a “qualifying termination” and, to the extent applicable, will incorporate the provisions related to termination due to “retirement,” as provided in the Partnership Phantom Unit Awards. Notwithstanding the foregoing, with respect to Partnership Performance Awards granted in 2021, the number of Earned Performance Units shall be equal to the target number of units granted, regardless of performance. The number of Parent Common Units that are subject to such Assumed Restricted Unit Awards shall be equal to the number of Earned Performance Units with respect to the corresponding Partnership Performance Award, multiplied by the Exchange Ratio, rounded up or down to the nearest whole Parent Common Unit. Any performance units that correspond to Partnership Common Units that are not Earned Performance Units shall, upon the Effective Time, automatically be cancelled for no consideration.

(c) The General Partner shall take any and all actions reasonably necessary to effectuate the transactions contemplated by this Section 5.6 and such transactions shall be subject to compliance with Section 409A of the Code.

Section 5.7 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date (the “Continuation Period”), Parent shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Partnership, the General Partner or any of their Subsidiaries immediately before the Effective Time (the “Current Employees”) and who continue employment during such time period with (i) annual base salary or wages (as applicable) that are no less favorable than the annual base salary or wages (as applicable) provided to such Current Employees immediately prior to the Effective Time,(provided, that the foregoing shall not preclude Parent from implementing broad-based salary or other pay reduction programs following the date of this Agreement that are proportionate with reductions in salary or other pay for Parent’s other similarly situated employees), (ii) severance benefits that are no less favorable than the severance benefits set forth on Section 5.7(a) of the Partnership Disclosure Schedule, provided, however, that severance benefits for those certain employees subject to the Partnership’s February 2021 voluntary early retirement program (the “VERP”) and the other employees set forth on Section 5.7(a) of the Partnership Disclosure Schedule shall be as set forth in the VERP, and (iii) other compensation and employee benefits that are no less favorable than either, at Parent’s election, (A) the other compensation and employee benefits provided to similarly situated employees of Parent and its Subsidiaries, or (B) the other compensation and employee benefits provided to such Current Employees immediately prior to the Effective Time (excluding equity and equity-based compensation, defined benefit and supplemental pensions and retiree medical benefits).

(b) For purposes of vesting, eligibility to participate and, solely for vacation and paid time off policies, severance plans and policies, and disability plans and policies, determining levels of benefits (but not, for the avoidance of doubt, for purposes of benefit accrual under any defined benefit pension plan) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Current Employees after the Effective Time (the “New Plans”), each Current Employee shall be credited with his or her years of service with the Partnership, the General Partner and their Subsidiaries and their respective predecessors and prior employers before the Effective Time, to the same extent as such Current Employee was entitled, before the Effective Time, to credit for such service under any similar Partnership Benefit Plan in which such Current Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Current Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Partnership Benefit Plan in which such Current Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Current Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to the same such conditions under the comparable Old Plans, (iii) credit amounts paid under any Old Plan providing medical, dental, pharmaceutical and/or vision benefits under any corresponding New Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the New Plan with respect to the plan year in which the Effective Time occurs, and (iv) assume and honor all vacation and paid time off days accrued by Current Employees prior to the Effective Time, including payment for such days upon termination of employment to the extent provided for under Law or the terms of the vacation and paid time off policies of the Partnership, the General Partner and their Subsidiaries, provided however, that the foregoing shall not restrict Parent from amending, modifying or terminating any applicable vacation or paid time off policy to the extent permitted by Law and (v) solely for vacation and paid time off policies, provide credit for years in the energy industry in addition to prior service credit with the Partnership, the General Partner and their Subsidiaries and their respective predecessors before the Effective Time. For purposes of this Agreement, “Benefit Plans” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, including employer stock and incentive plans, (iii) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements.

(c) If the Effective Time occurs after July 1, 2021, then as soon as practicable following the Closing Date, Parent shall pay annual incentive bonuses for the 2021 calendar year in an amount equal to the higher of actual performance or target, prorated for the portion of the 2021 calendar year that occurs prior to the Closing Date, under the Partnership Short Term Incentive Plan. If the Effective Time occurs before July 1, 2021, then no pro-rated annual incentive bonuses will be paid in connection with the consummation of the transactions contemplated by this Agreement and the Current Employees will be eligible for annual bonuses for 2021 under the terms of Parent’s applicable short-term incentive plans as if they had been employed with Parent and its Subsidiaries from January 1, 2021.

(d) Parent shall establish and maintain or make provision for, the establishment or continuation of a health care and dependent care flexible spending account plans applicable to Current Employees and the election by any Current Employee under the Partnership Benefit Plan that includes flexible spending accounts will be continued as an election as if made under the applicable Benefit Plan containing flexible spending accounts from the beginning of the plan year of Partnership.

(e) If the Effective Time occurs prior to the end of a school semester, Parent acknowledges that the Partnership, the General Partner or their applicable Subsidiary or applicable successor thereof shall retain their obligations with respect to the Partnership’s tuition reimbursement program for the remainder of that semester and shall provide benefits thereunder in accordance with terms of such program to eligible Current Employees immediately prior to the Effective Time.

(f) If requested by Parent, subject to the terms of any such Partnership Benefit Plan and applicable Law, the Partnership or General Partner, as applicable, shall both (i) execute resolutions to terminate any Partnership Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “Partnership 401(k) Plan”) and (ii) fully vest each Current Employee in his or her account balance in such Partnership 401(k) Plan, in each case, effective at least one day prior to the Closing Date (the “ERISA Effective Date”). Prior to the ERISA Effective Date, the Partnership shall provide Parent with executed resolutions of its or, as applicable, its Subsidiary’s Board of Directors authorizing such termination and amending any such Partnership 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws. The Partnership and the General Partner shall also take and/or cause their Subsidiaries to take such other actions in furtherance of the termination of each Partnership 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each Partnership 401(k) Plan following the ERISA Effective Date. Parent shall cause its Parent Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement to accept a direct rollover of any Current Employee’s benefits under the Partnership 401(k) Plan in cash and, if applicable, promissory notes.

(g) Parent acknowledges that the Partnership, the General Partner or their applicable Subsidiary or applicable successor thereof shall retain their obligations under the Partnership Deferred Compensation Plan and all duties and obligations thereunder. Parent will not cause the Partnership Deferred Compensation Plan to be terminated without payment of vested benefits accrued thereunder becoming payable to the participants therein.

(h) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Partnership Benefit Plans will occur at or prior to the Effective Time, as applicable. For the avoidance of doubt, Parent shall assume the Partnership Change of Control Plan and all duties and obligations of the Partnership thereunder. Parent will not terminate the Partnership Change of Control Plan prior to the end of the “Protected Period” as defined therein.

(i) Nothing in this Section 5.7 shall be construed as an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment or termination of any Benefit Plan in accordance with its terms. Nothing in this Section 5.7 shall limit the right of Parent, the Surviving Entities or any of their Subsidiaries to terminate the employment of any Current Employee at any time, subject to any rights to severance or other separation benefits accrued as of the applicable termination date under a Partnership Benefit Plan. Without limiting the generality of Section 8.13, the provisions of this Section 5.7 (including, for the avoidance of doubt, Section 5.7(j)) are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Partnership Benefit Plan or other compensation or benefit plan or arrangement (including any Benefit Plan of Parent or its Subsidiaries) for any purpose.

(j) Subject to Section 5.7(k) below, Parent, the Partnership and the General Partner shall reasonably cooperate to take such actions as are necessary or desirable to provide for the termination of all Secondment Arrangements, and shall use commercially reasonable efforts to enter into an agreement or agreements with Ox or its applicable affiliate pursuant to which (i) the Secondment Arrangements shall be terminated upon or as soon as reasonably practicable after the Effective Time such that, as of such time of termination, the Seconded Employees shall be eligible to participate in the Benefit Plans of Parent or its applicable Subsidiary(ies) (the actual time of such termination, the “Secondment Termination Time”), excluding those obligations which by the terms of the Secondment Arrangements are intended to survive any such termination; (ii) one of Parent, the Partnership, the General Partner, or an applicable Subsidiary or successor of the foregoing shall have made an offer of employment, effective upon the Secondment Termination Time, to each Seconded Employee with such offers of employment on terms consistent with the provisions of Sections 5.7(a)-(d) and (h) but applying Section 5.7(a)-(d) and (h) with respect to the Seconded Employees by taking into account the compensation and benefits provided to the Seconded Employees by Ox or its applicable affiliate, and the Seconded Employees’ service with Ox or its applicable affiliate as of, immediately prior to the Effective Time (excluding, for the avoidance of doubt, equity and equity-based compensation, defined benefit and supplemental pensions and retiree medical benefits); and (iii) the Termination Costs and Severance Costs (as defined in the applicable Secondment Arrangement) of each Seconded Employee who does not become a Current Employee, or for which a Sponsor is otherwise responsible in respect of any Seconded Employee under the terms of the applicable Secondment Arrangement, will remain the obligation of the Partnership, the General Partner or their applicable Subsidiary or successor to the extent such Termination Costs and Severance Costs are the obligation of the Partnership, the General Partner or their applicable Subsidiary or successor pursuant to the terms of the applicable Secondment Arrangement. For the avoidance of doubt, subject to Section 5.7(k) below, it is expected that all such Seconded Employees who accept such offers and commence employment with Parent, the Partnership, the General Partner, or an applicable Subsidiary or successor of the foregoing shall be considered Current Employees for purposes of this Section 5.7. From and after the date of this Agreement, the General Partner and the Partnership shall, and shall use commercially reasonable efforts to cause any person employing a Seconded Employee to, reasonably cooperate with

Parent and provide Parent with such information regarding the Seconded Employees as is reasonably requested by Parent, including compensation information. Section 5.7(j) of the Partnership Disclosure Schedule sets forth, to the knowledge of the Partnership, a true and correct list of each Benefit Plan or other agreement maintained, sponsored, or entered into by a Sponsor (or an Affiliate thereof) pursuant to which any Termination Costs and Severance Costs would be incurred with respect to any Seconded Employee.

(k) Inactive Seconded Employees. With respect to any Seconded Employee who, as of the Closing, is not actively in service and on a disability or other approved leave of absence (excluding bona fide vacation) (an “Inactive Seconded Employee”), Ox or its applicable affiliate shall employ or shall continue to employ such Inactive Seconded Employee following the Closing and the applicable Secondment Arrangement will remain in effect with respect to and will continue to cover such Inactive Seconded Employee until he or she returns to active service or terminates employment with Ox or its applicable affiliate, and Parent’s, the Partnership’s, the General Partnership’s, or their applicable Subsidiary’s offer of employment to such Inactive Seconded Employee shall be for employment on the earliest reasonably practicable date following the date on which such Inactive Seconded Employee is able to return to work, and otherwise on the terms and conditions consistent with this Section 5.7(k); provided that such Inactive Seconded Employee is able to return to work within 180 days following the Closing Date, or such later time as required by applicable Law. For all purposes of this Agreement, in the case of any Inactive Seconded Employee who becomes a Current Employee, the date that such Inactive Seconded Employee commences (or is deemed to commence) employment with Parent or its Subsidiaries or the time of such commencement (or deemed commencement) of employment shall be substituted for the “Secondment Termination Time,” wherever such term appears, except where the context requires otherwise.

Section 5.8 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause its Subsidiaries and affiliates (other than Caribou and Ox and their respective affiliates (other than the Partnership and its Subsidiaries) to use) its reasonable best efforts to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the LP Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to: (i) obtain all necessary actions or nonactions, waivers, clearances, consents and approvals, including the Partnership Approvals and the Parent Approvals, from Governmental Entities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, consent or approval from any Governmental Entity, in each case as promptly as commercially practicable, (ii) obtain all necessary consents, approvals or waivers from third parties other than any Governmental Entity, in each case as promptly as commercially practicable, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Partnership and Parent shall use their reasonable best efforts to (i) as promptly as practicable (and in any event not more than fifteen business days) after the date hereof, make all required or advisable filings under the HSR Act, (ii) make available to the other party such information as the other party may reasonably request in order to make any HSR Act filings or respond to information or document requests by any relevant Governmental Entity, (iii) use reasonable best efforts to take, or cause to be taken, other actions and do, or cause to be done, other things advisable to consummate and make effective the transactions contemplated hereby, and (iv) keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of substantive notices or other substantive communications or correspondence between the Partnership or Parent, or any of their respective Subsidiaries or affiliates, and any third party and/or any Governmental Entity (or members of their respective staffs) with respect to such transactions. Prior to transmitting any substantive communications, advocacy, white papers, information responses or other submissions to any Governmental Entity (or members of their respective staffs) in connection with the LP Merger or the other transactions contemplated by this Agreement, the Partnership and Parent shall permit counsel for the other parties a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other parties in connection therewith. Each of the Partnership and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the LP Merger or the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate where appropriate and advisable under the circumstances.

(c) In furtherance and not in limitation of the foregoing, each of parties hereto shall use their reasonable best efforts to satisfy the conditions to closing identified in Section 6.1 of this Agreement, including (i) responding to and complying with, as promptly as reasonably practicable, any request for information or documentary material regarding the LP Merger or the other transactions contemplated by this Agreement from any relevant Governmental Entity and (ii) using reasonable best efforts to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate and make effective the transactions.

(d) Notwithstanding anything herein to the contrary, Parent agrees, and shall cause its Subsidiaries and affiliates, to take any and all steps necessary to (and the Partnership agrees, and shall cause its Subsidiaries and affiliates (other than Caribou and Ox and their respective affiliates (other than the Partnership and its Subsidiaries)), as necessary, to cooperate with Parent to) eliminate each and every impediment under any antitrust or competition law that is asserted by any Governmental Entity or any other party so as to enable the parties hereto to close the transactions contemplated hereby no later than the End Date, including but not limited to (i) negotiating, committing to and effecting by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of Parent’s and its Subsidiaries’ assets, properties or businesses or of the Partnership’s properties or businesses to be acquired by it pursuant hereto, and the entering into such other arrangements as are necessary in order to effect the dissolution of any injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated by this Agreement no later than the End Date and (ii) defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring no later than the End Date; provided, however, that such litigation in no way limits the other obligations of the parties; provided, further, that notwithstanding anything to the contrary contained in this Section 5.8 or otherwise in this Agreement, Parent and its Subsidiaries and affiliates shall not be required to offer, negotiate, commit to, effect, enter into or take any action, agreement, condition, commitment or remedy of any kind, including but not limited to any sale, divestiture or disposition of any assets, properties or businesses of Parent, the Partnership or their respective Subsidiaries or affiliates that would require Parent or its Subsidiaries or affiliates to sell, divest, lease, license, transfer, dispose of, or otherwise encumber, impair, limit or restrict Parent’s or its Subsidiaries’ or affiliates’ ownership, control, management or operation of assets or businesses (including for the avoidance of doubt, any equity or other interests) of Parent, the Partnership or any of their respective Subsidiaries or affiliates (other than Caribou and Ox and their respective affiliates (other than the Partnership and its Subsidiaries)) meeting or exceeding the Remedy Threshold. The Partnership and its Subsidiaries and affiliates (other than Caribou and Ox and their respective affiliates (other than the Partnership and its Subsidiaries)) (a) shall not, without the prior written consent of Parent, and (b) shall, if requested in writing by Parent, offer, negotiate, commit to, effect, enter into or take any action, agreement, condition, commitment or remedy as described in this Section 5.8(d).

Section 5.9 Takeover Statutes. If any takeover law may become, or may purport to be, applicable to the LP Merger or any other transactions contemplated hereby, each of the Partnership and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. So long as this Agreement is in effect, Parent and the Partnership shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the LP Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Each of Parent and the Partnership may issue a press release, reasonably acceptable to the other party, announcing this Agreement.

Section 5.11 Indemnification and Insurance.

(a) Parent, Merger Sub and GP Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of any of the current or former Indemnified Parties as provided in their respective certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement (including the Partnership Organizational Documents and the GP Organizational Documents) or other organizational documents or in any agreement shall survive the Mergers and shall continue in full force and effect. For a period of six years from the Effective Time, Parent, the Surviving Entities shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Partnership’s, the General Partner’s and any of their respective Subsidiaries’ certificates of limited partnership, partnership agreement, certificates of formation, limited liability company agreements, certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time (including the Partnership Organizational Documents and the GP Organizational Documents) or in any indemnification agreements of the General Partner, the Partnership or their respective Subsidiaries with any of their respective current or former Indemnified Parties in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions (and Parent, Merger Sub and GP Merger Sub shall not authorize or consent to any such amendment, repeal or other modification) of the Surviving Entities’ certificate of limited partnership, certificate of formation, partnership agreement and limited liability company agreement, as applicable, in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former Indemnified Parties; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the GP Surviving Entity, Surviving Entity and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.

(b) Parent and the Surviving Entities shall jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Partnership, General Partner or any of their respective Subsidiaries and each person who served as a director, officer, member, trustee, agent or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Partnership, General Partner or any of their respective Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses and other costs and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Partnership Organizational Documents to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and including any matters addressed by alternative dispute resolution mechanism(s) (an “Action”), arising out of, relating to or in connection with their status, services or duties as an Indemnified Party or any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee, agent or other fiduciary of any entity if such service was at the request or for the benefit of the Partnership and in all cases including any matters pertaining or relating to this Agreement, the transactions contemplated hereby and any approvals, determinations or processes relating to the foregoing). In the event of any such Action, the Surviving Entities shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the General Partner, Partnership and their respective Subsidiaries with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Partnership prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably available for such amount. If the Partnership in its sole discretion elects, then the Partnership may, prior to the Effective Time, purchase (and prepay in full the aggregate premium for) a “tail policy,” that by its terms survives the Effective Time and the transactions contemplated hereby, with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such or relating to their status, service or duties as Indemnified Parties (with such policy having at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as existing policies); provided that in no event shall the Partnership be required to pay as the cost of such policy in excess of six times the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.11(c). If a “tail policy” is purchased, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of limited partnership or partnership agreement or other organization documents of the Partnership or any of its Subsidiaries or the Surviving Entities, any other indemnification arrangement, the Delaware LP Act or otherwise.

(f) In the event Parent, the Surviving Entities or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entities, as the case may be, shall assume the obligations of such party set forth in this Section 5.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the General Partner, Partnership or any of their respective Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

(g) The obligations of Parent and the Surviving Entities under this Section 5.11 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.11 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.11 applies shall be third-party beneficiaries of this Section 5.11, and (ii) this Section 5.11 shall survive consummation of the LP Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Entity and their respective successors and assigns.

Section 5.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Partnership, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Partnership and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Partnership shall take all such steps as may be required to cause any dispositions of Partnership Common Units (including derivative securities with respect to Partnership Common Units) or acquisitions of Parent Common Units (including derivative securities with respect to Parent Common Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Tax Matters.

(a) Parent, the Partnership and the General Partner each acknowledges and agrees that, for U.S. federal income and applicable state and local tax purposes, (a) the Preferred Contributions and the Mergers are intended to be treated as (i) a contribution pursuant to Section 721(a) of the Code by Caribou of all such Series A Preferred Units to Parent in exchange for Series G Preferred Units, (ii) a contribution pursuant to Section 351 of the Code by Parent of the Requisite Corporate Preferred Portion of such Series A Preferred Units to a Subsidiary of Parent that is treated as a corporation for U.S. federal income tax purposes, (iii) a contribution pursuant to Section 721(a) of the Code by each holder of Partnership Common Units of all such Common Units to Parent in exchange for Parent Common Units and (iv) in accordance with IRS Revenue Ruling 99-6, (A) to the Sponsors, the sale by the Sponsors of their interests in the General Partner to Parent in exchange for cash, and (B) to Parent, liquidation of the General Partner followed by a purchase of the assets of the General Partner from the Sponsors in exchange for cash, and (b) none of Parent, the Partnership, the General Partner, nor any partner or member, as the case may be, of Parent, the Partnership or the General Partner is intended to recognize taxable gain (other than any gain resulting from (A) any decrease in partnership liabilities pursuant to Section 752 of the Code, (B) a disguised sale attributable to contributions of cash or other property to the Partnership or the General Partner after the date of this Agreement and prior to the Effective Time, (C) the receipt of the GP Merger Consideration and (D) the application of Section 897 of the Code and the Treasury Regulations thereunder to any non-U.S. holder of Partnership Common Units or Series A Preferred Units that has beneficially owned more than five percent of the total Partnership Common Units or Series A Preferred Units, respectively, at any time in the five year period ending on the Closing Date) (the “Intended Tax Treatment”). Unless required to do so as a result of a “determination” as defined in Section 1313 of the Code, each of Parent, the Partnership and the General Partner agrees not to make any tax filings or otherwise take any position inconsistent with the Intended Tax Treatment and to cooperate with the other parties to make any filings, statements, or reports required to effect, disclose or report the Intended Tax Treatment.

(b) Each of Parent and the Partnership will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Preferred Contributions and the Mergers, taken together, to properly be treated, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any actions that would reasonably be expected to prevent or impede the Preferred Contributions and the Mergers, taken together, from properly being treated, in accordance with the Intended Tax Treatment.

(c) Each of Parent, the General Partner and the Partnership will use its reasonable best efforts and will reasonably cooperate with one another to obtain the opinions of counsel referred to in Section 6.1(e), Section 6.1(f), Section 6.2(e) and Section 6.3(d) (the “Required Tax Opinions”). In connection therewith, (i) Parent shall deliver to requisite counsels one or more duly executed certificates containing such representations as shall be reasonably necessary or appropriate to enable such counsels to render the Required Tax Opinions, as applicable (the “Parent Tax Certificate”) and (ii) the Partnership shall deliver to requisite counsels one or more duly executed certificates containing such representations as shall be reasonably necessary or appropriate to enable such counsels to render the Required Tax Opinions, as applicable (the “Partnership Tax Certificate”), in each case dated as of the Closing Date (and, if requested, Parent and the Partnership shall deliver such certificates to requisite counsels in connection with any opinions to be filed in connection with the Form S-4 dated as of the date of such opinions), and Parent, the General Partner and the Partnership shall provide such other information as reasonably requested by counsels for purposes of rendering the Required Tax Opinions (or any opinions to be filed in connection with the Form S-4).

(d) Parent shall (i) prepare and file any U.S. federal (and applicable state and local) income Tax Returns for the Partnership for the tax year including the Closing Date (and any prior years for which such returns are not yet filed as of Closing) in accordance with the past practices of the Partnership (other than reflecting an interim closing of the books under Section 706 of the Code on the Closing Date), and (ii) provide Caribou and Ox with access to such Partnership files, work papers and other materials as Caribou or Ox may reasonably request to confirm that such Tax Returns have been prepared in accordance with the past practices of the Partnership.

(e) Parent shall cause the Requisite Corporate Preferred Portion of the Series A Preferred Units (or any interest in the Partnership into which such Series A Preferred Units are converted) to be held by a Subsidiary of Parent that is treated as a corporation for U.S. federal income tax purposes or another Subsidiary of Parent (the “Preferred Holding Subsidiary”) that is regarded as separate from Parent or any Parent affiliate that owns interests in the Partnership other than the Requisite Corporate Preferred Portion for U.S. federal income tax purposes for the longer of (A) a period of six months following the Closing or (B) through the end of the calendar year that includes the Closing.

Section 5.15 NYSE Listing. Parent shall cause the Parent Common Units to be issued in the LP Merger and such other Parent Common Units to be reserved for issuance in connection with the LP Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.16 Financing Assistance.

(a) Prior to the Effective Time, the Partnership shall, and shall cause its Subsidiaries and their respective Representatives to, use commercially reasonable efforts to provide customary cooperation in connection with any financing by Parent or any of its Subsidiaries in connection with the LP Merger, in each case, as may be reasonably requested by Parent, Merger Sub or their Representatives. Notwithstanding anything to the contrary herein, Parent and Merger Sub acknowledge and agree that consummation of any such financing by Parent or any of its Subsidiaries is not a condition to Closing or any of their respective obligations under this Agreement. Without limiting the generality of the foregoing, the Partnership shall, and shall cause its Subsidiaries and their respective Representatives to, upon reasonable request of Parent, (i) furnish the report of the Partnership’s auditor on the three most recently available audited consolidated financial statements of the Partnership and its Subsidiaries and use its commercially reasonable efforts to obtain the consent of such auditor to the use of such reports, including in documents filed with the SEC under the Securities Act, in accordance with normal custom and practice and use commercially reasonable efforts to cause such auditor to provide customary comfort letters to the arrangers, underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish any customary additional financial statements, schedules, business or other financial data relating to the Partnership and its Subsidiaries as may be reasonably necessary to consummate any such financing, including providing customary assistance for the preparation of any pro forma financial information or pro forma financial statements required pursuant to the Securities Act or as may be customary and reasonably necessary in connection with any such financing (it being understood, in any event, that Parent shall be solely responsible for the preparation of any such pro forma financial information and/or pro forma financial statements); (iii) provide customary direct contact between (x) senior management and advisors, including auditors, of the Partnership and (y) the proposed arrangers, lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s auditors, as applicable, in connection with any such financing, at reasonable times during regular business hours, and upon reasonable advance notice; (iv) make available, at reasonable times during regular business hours, and upon reasonable advance notice, the employees and advisors of the Partnership and its Subsidiaries to provide customary assistance with Parent’s or its Subsidiaries’ preparation of business projections; (v) obtain the reasonable cooperation and assistance of counsel to the Partnership and its Subsidiaries in connection with the customary legal opinions that counsel to Parent and its Subsidiaries may require to deliver with respect to any such financing; (vi) reasonably assist in the preparation of (but not, in each case of the following, entering into or executing) documents, opinions, certificates, and other agreements (including indentures or supplemental indentures) and take other actions that are or may be customary in connection with any such financing or necessary or desirable to permit Parent or its Subsidiaries to fulfill conditions or obligations under the financing documents, provided that such agreements shall be conditioned upon, and shall not take effect until, the Effective Time; (vii) reasonably assist in the preparation of one or more customary confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by Parent and reasonably necessary for such financing; (viii) permit Parent or its Subsidiaries’ customary use of the Partnership’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, in connection with any such financing (subject to (A) advance review of and consultation with respect to such use; provided that, Parent agrees not to use any such logos to the extent that after such consultation the Partnership informs Parent that, despite the Partnership’s use of commercially reasonable efforts to remove or obtain a waiver of such prohibition, such use is prohibited by existing contractual obligations of the Partnership and its Subsidiaries, and (B) such use is not intended to, nor reasonably likely to, harm or disparage the Partnership or any of its Subsidiaries), (ix) participate in a reasonable number of meetings and presentations, during regular business hours and upon reasonable advance notice, with arrangers and prospective lenders and investors, as applicable (including the participation in such meetings of the Partnership’s senior management) and, in each case, at times and locations to be mutually agreed, (x) as further set forth in Section 5.16(c) below, take customary actions as may be reasonably requested by Parent in connection with the repayment of certain existing indebtedness for borrowed money of the Partnership and its Subsidiaries, including delivery of customary payoff and release documentation with respect thereto and (xi) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals for such financing.

(b) Notwithstanding anything in this Section 5.16 to the contrary, in fulfilling its obligations pursuant to this Section 5.16, (i) none of the General Partner, the Partnership, its Subsidiaries or their respective Representatives shall be required to (A) pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time (B) enter into any definitive agreement the effectiveness of which is not conditioned upon Closing, or (C) give any indemnities that are effective prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations or business of the Partnership and its Subsidiaries and (iii) Parent shall, promptly upon request by the Partnership, reimburse the General Partner and the Partnership for all reasonable and documented out-of-pocket costs and expenses (including, without limitation, reasonable and documented out-of-pocket auditor’s, accountant’s, and attorneys’ fees) incurred by the General Partner, the Partnership or any of its Subsidiaries or their respective Representatives in connection with such cooperation. Parent shall indemnify and hold harmless the General Partner, the Partnership and its Subsidiaries from and against any and all claims, losses, or damages suffered or incurred by them directly or indirectly in connection with the arrangement of any such financing or any information provided in connection therewith (other than to the extent related to information provided by the General Partner, the Partnership, its Subsidiaries or their respective Representatives that contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading). In addition, no action, liability, or obligation of the General Partner, the Partnership, any of its Subsidiaries, or

any of their respective Representatives pursuant to any agreement, arrangement, contract, certificate, instrument, or other document relating to any such financing will be effective until the Effective Time, and none of the General Partner, the Partnership, nor any of its Subsidiaries will be required to take any action pursuant to any of the foregoing that is not contingent on the occurrence of the Closing or that must be effective before the Effective Time. Further, nothing in this Section 5.16 will require (1) the General Partner, the Partnership, its Subsidiaries, or their respective Representatives to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any financing is obtained or pledge any collateral with respect to any financing prior to Closing or (2) any officer or Representative of the General Partner, the Partnership or any of its Subsidiaries to deliver any certificate or take any other action under this Section 5.16 that could reasonably be expected to result in personal liability to such officer or Representative, or (3) the Representatives of the General Partner, the Partnership or its Subsidiaries to deliver any legal opinions with respect to such financing.

(c) At the request of Parent, the Partnership shall deliver to Parent on or prior to the Closing Date customary payoff letters or other satisfactory documentation from any third-party lenders (or agents therefor), trustees, or other holders of indebtedness of the Partnership or its Subsidiaries (or representatives therefor), as applicable, in the customary forms of such lenders, trustees or other holder of indebtedness or otherwise in form reasonably satisfactory to Parent, in each case, solely with respect to the indebtedness or obligations of the Partnership and its Subsidiaries set forth in Section 5.16(c) of the Partnership Disclosure Schedule (provided, that the Partnership shall use its commercially reasonable efforts to deliver such payoff letters or other documentation, as applicable, referred to in this clause (c) to Parent at least one calendar day prior to the Closing Date); provided, however, that the Partnership and its Subsidiaries shall not be obligated to make or cause to become effective any such action (nor shall the Partnership or any of its Subsidiaries be required to incur any cost or liability in respect thereof), and no such borrowings or indebtedness shall be repaid, prior to the Effective Time. The Partnership shall reasonably cooperate with Parent in replacing any letters of credit issued pursuant to the facilities evidencing the above referenced indebtedness or obligations.

(d) The Partnership shall, at the written request of Parent, (i) call for prepayment or redemption, or prepay or redeem, (ii) use commercially reasonable efforts to attempt to renegotiate the terms of, (iii) commence an offer to purchase and/or consent solicitation or (iv) satisfy and discharge or defease any then-existing indebtedness for borrowed money of the Partnership or any of its Subsidiaries; provided, however, that the Partnership and its Subsidiaries shall not be obligated to make or cause to become effective any such action (nor shall the Partnership or any of its Subsidiaries be required to incur any cost or liability in respect thereof) prior to the Effective Time. For the avoidance of doubt, any such redemption, prepayment or other payment made to satisfy and discharge or defease such portion of indebtedness for borrowed money of the Partnership or any of its Subsidiaries prior to or at Closing shall be the sole obligation of Parent, and all reasonable and documented out-of-pocket costs and expenses incurred by the Partnership or any of its Subsidiaries or their respective Representatives under this clause (d) shall be promptly reimbursed by Parent upon request. Parent shall prepare all necessary and appropriate documentation in connection with any action described above, and provide the Partnership, its Subsidiaries, and their respective Representatives with a reasonable opportunity and prior notice to comment on such documents. Parent and the Partnership shall, and shall cause their respective Subsidiaries and Representatives to, reasonably cooperate with each other in the preparation of such documents.

Section 5.17 Obligations of Merger Subs and the Surviving Entities. Parent shall take all action necessary to cause each of the Merger Subs and the Surviving Entities to perform their respective obligations under this Agreement.

Section 5.18 Termination of Certain Agreements. Prior to the Effective Time, the agreements and arrangements (a) between the Sponsors relating to the Partnership, the General Partner and/or the Subsidiaries of the Partnership and (b) between a Sponsor and the Partnership, the General Partner and/or the Subsidiaries of the Partnership, in each case, as set forth Section 5.18 of the Partnership Disclosure Schedule, shall be terminated.

Section 5.19 Resignations. At or prior to the Closing Date, the General Partner shall (i) deliver duly executed letters of resignation or (ii) cause the removal, in each case, effective as of the Closing Date, of any member of the GP Board, manager, and/or officer of the General Partner, the Partnership or any of their respective Subsidiaries thereof that have been designated in writing by Parent at least three business days prior to the Closing Date (it being understood that such resignation shall not constitute a voluntary termination of employment with respect to any officer or director of the Partnership or its Subsidiaries).

Section 5.20 Distributions. After the date of this Agreement until the Effective Time, each of Parent and the Partnership shall coordinate with the other regarding the declaration of any distributions:

(a) in respect of Parent Common Units, Partnership Common Units and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Partnership Common Units shall not receive, for any quarter, distributions both in respect of Partnership Common Units and also distributions in respect of Parent Common Units, as the case may be, that they receive in exchange therefor as LP Merger Consideration, but that they shall receive for any such quarter either: (a) only distributions in respect of Partnership Common Units or (b) only distributions in respect of Parent Common Units that they receive as LP Merger Consideration; and

(b) in respect of Series A Preferred Units and the Series G Preferred Units and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Series A Preferred Units shall not receive, for any quarter, distributions both in respect of Series G Preferred Units and also distributions in respect of Series A Preferred Units, as the case may be, that they receive in connection with the Preferred Contribution and Issuance, but that they shall receive for any such quarter either: (a) only distributions in respect of Series A Preferred Units or (b) only distributions in respect of Series G Preferred Units that they receive in connection with the Preferred Contribution and Issuance.

Section 5.21 Conflicts Committees. Prior to the Effective Time, the General Partner shall not, without the consent of the Conflicts Committee, eliminate the Conflicts Committee, or revoke or diminish the authority of the Conflicts Committee or remove or cause the removal of any director of the General Partner that is a member of the Conflicts Committee either as a member of the GP Board or the Conflicts Committee. For the avoidance of doubt, this Section 5.21 shall not apply to the filling of any vacancies caused by the death, incapacity or resignation of any director in accordance with the provisions of the organizational documents of the General Partner.

Section 5.22 Treatment of SESH. Notwithstanding anything to the contrary, with respect to SESH, the Partnership’s or the General Partner’s obligations under any section in this Agreement to cause SESH to take an action or not to take an action shall be deemed satisfied so long as the Partnership or the General Partner, as applicable, takes all lawful actions available to it and within its power under the organizational documents of SESH in order to cause SESH to take or not take such action; provided, however, that in connection with the foregoing, the Partnership or the General Partner, as applicable, shall not be obligated to take any action that would violate the applicable organizational documents or other binding governance arrangements of SESH or in contravention of the rights of the other parties to SESH.

ARTICLE VI.

CONDITIONS TO THE MERGERS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to effect the Mergers shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Requisite Unitholder Approval shall have been obtained in accordance with applicable Law and the Partnership Organizational Documents;

(b) No injunction, order or decree by any court or other Governmental Entity of competent jurisdiction shall have been entered and shall continue to be in effect, no Law shall have been adopted or be effective, and no agreement with any Governmental Entity shall be in effect, in each case that prohibits, prevents or makes unlawful the consummation of the Mergers or the other transactions contemplated by this Agreement;

(c) All waiting periods (and any extensions thereof) applicable to the Mergers or the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated;

(d) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC;

(e) Parent shall have received an opinion of Latham & Watkins dated as of the Closing Date to the effect that (A) at least 90% of the gross income of Parent for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (B) at least 90% of the combined gross income of each of Parent and the Partnership for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Latham & Watkins shall be entitled to receive and rely upon the Parent Tax Certificate, the Partnership Tax Certificate and any other representations, warranties and covenants of officers of Parent and the Partnership and any of their respective affiliates, which for the avoidance of doubt, for purposes of this Section 6.1(e), shall include the Sponsors, as to such matters as such counsel may reasonably request; and

(f) The Partnership shall have received an opinion of Vinson & Elkins L.L.P. (“Vinson & Elkins”) dated as of the Closing Date to the effect that at least 90% of the gross income of the Partnership for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Vinson & Elkins shall be entitled to receive and rely upon the Partnership Tax Certificate, the Parent Tax Certificate and any other representations, warranties and covenants of officers of the Partnership and any of its respective affiliates, which, for the avoidance of doubt, for purposes of this Section 6.1(f), shall include the Sponsors, as to such matters as such counsel may reasonably request.

Section 6.2 Conditions to Obligation of the Partnership to Effect the Mergers. The obligation of the Partnership and the General Partner to effect the Mergers is further subject to the fulfillment (or waiver by both the Partnership and the General Partner) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent, Merger Sub and GP Merger Sub set forth in (i) this Agreement (other than in Section 4.2(a), Section 4.10(b) and Section 4.10(c)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 4.2(a) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 4.10(b) and Section 4.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii) or (iii), as applicable) only as of such date or period;

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Parent shall have delivered to the Partnership a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Parent GP, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied;

(d) The Parent Common Units to be issued in the LP Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(e) The Partnership and the General Partner shall have received an opinion of Vinson & Elkins (upon which each Sponsor is entitled to rely) dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) the Partnership should not recognize any income or gain as a result of the Mergers and (ii) no gain or loss should be recognized by holders of Partnership Common Units (in their capacity as holders of Partnership Common Units) as a result of the Mergers (other than any gain resulting from (A) any decrease in partnership liabilities pursuant to Section 752 of the Code, (B) from the deemed sale of Parent Common Units pursuant to Section 2.3, (C) a disguised sale attributable to contributions of cash or other property to the Partnership after the date of this Agreement and prior to the Effective Time and (D) the application of Section 897 of the Code and the Treasury Regulations thereunder to any non-U.S. holder of Partnership Common Units that has beneficially owned more than five percent of the total Partnership Common Units at any time in the five year period ending on the Closing Date). In rendering such opinion, Vinson & Elkins shall be entitled to receive and rely upon the Partnership Tax Certificate, the Parent Tax Certificate and any other representations, warranties and covenants of officers of the Partnership, the General Partner and Parent and any of their respective affiliates, which, for the avoidance of doubt, for purposes of this Section 6.2(e), shall include the Sponsors, as to such matters as such counsel may reasonably request;

(f) The Pre-Closing Transactions shall have been completed;

(g) The Preferred Contributions shall have been completed; and

(h) Parent shall have delivered a duly executed counterpart to the Registration Rights Agreement.

Section 6.3 Conditions to Obligation of Parent to Effect the Mergers. The obligation of Parent to effect the Mergers is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Partnership and the General Partner set forth in (i) this Agreement (other than in Section 3.2(a), Section 3.10(b) and Section 3.10(c)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Partnership Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect, (ii) Section 3.2(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 3.10(b) and Section 3.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period;

(b) The Partnership shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) The Partnership shall have delivered to Parent a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of the General Partner, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; and

(d) Parent shall have received an opinion of Latham & Watkins dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) Parent should not recognize any income or gain as a result of the Mergers (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (ii) no gain or loss should be recognized by holders of Parent Common Units immediately prior to the Mergers as a result of the Mergers (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code). In rendering such opinion, Latham & Watkins shall be entitled to receive and rely upon the Parent Tax Certificate, the Partnership Tax Certificate and any other representations, warranties and covenants of officers of Parent, the Partnership and the General Partner and any of their respective affiliates, which, for the avoidance of doubt, for purposes of this Section 6.3(d),shall include the Sponsors, as to such matters as such counsel may reasonably request.

Section 6.4 Frustration of Closing Conditions. Neither the Partnership nor Parent may rely, either as a basis for not consummating the LP Merger or terminating this Agreement and abandoning the LP Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s willful and intentional breach of any material provision of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Partnership and Parent;

(b) by either the Partnership or Parent, if the LP Merger shall not have been consummated on or prior to November 30, 2021 (the “End Date”); provided, however, that if all of the conditions to Closing, other than any of the conditions set forth in Section 6.1(b) or Section 6.1(c), shall have been satisfied or shall be capable of being satisfied at such time, the End Date shall automatically be extended to February 28, 2022, which date shall thereafter be deemed to be the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Partnership or Parent, if an injunction or other Law shall have been entered, enacted or become effective permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such injunction or other Law has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the material breach by such party of any covenant or other agreement of such party set forth in this Agreement;

(d) by the Partnership, if Parent, Merger Sub or GP Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Partnership describing such breach or failure in reasonable detail (provided that the Partnership is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(e) by Parent, if the Partnership or the General Partner shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Partnership or the General Partner, as applicable, does not diligently attempt, or ceases to diligently attempt, to cure such breach or failure in such a manner that would make it reasonably likely that such breach or failure will be cured prior to the End Date, in each case after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein); and

(f) by Parent, if the Partnership or the General Partner shall have Willfully Breached any of its obligations under Section 5.4, which materially impedes, interferes with or hinders the consummation of the transactions contemplated hereby on or before the End Date.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Partnership or Parent to the other, except, subject to Section 7.3, for liability arising out of or the result of, fraud or any Willful Breach of any covenant or agreement or Willful Breach of any representation or warranty in this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Breakup Fee.

(a) If (i) this Agreement is terminated by Parent pursuant to Section 7.1(f) [Willful Breach], then the Partnership shall pay the Break-Up Fee to Parent, within three business days of such termination, by wire transfer of same day federal funds to the account specified by Parent.

(b) If (i) this Agreement is terminated by Parent pursuant to Section 7.1(e) [Breach of Representation or Failure to Perform Covenant] and (ii) prior to such termination and after the date of this Agreement, any person (other than Parent, Merger Sub or any of their respective affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or disclosed or otherwise communicated to the GP Board or any affiliate of the General Partner (including Caribou and Ox but excluding their respective affiliates (other than the Partnership and its Subsidiaries)) and not have been withdrawn prior to such termination and (iii) within 12 months after the date of such termination, the Partnership enters into a definitive agreement with respect to an Acquisition Proposal (or publicly approves or recommends to the unitholders of the Partnership or otherwise does not oppose, in the case of a tender or exchange offer, an Acquisition Proposal) or consummates an Acquisition Proposal, then the Partnership shall pay to Parent, within three business days of the first to occur of the events described in clause (iii), the Breakup Fee , by wire transfer of same day federal funds to the account specified by Parent.

(c) Solely for purposes of this Section 7.3, “Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.4(c)(i), except that all references to “25% or more” shall be changed to “more than 50%.”

(d) As used in this Agreement, “Breakup Fee” means $97,500,000.

Upon payment of the Breakup Fee to Parent pursuant to Section 7.3(a) or Section 7.3(b), no parties shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Partnership or its unitholders or Parent or its unitholders, as applicable; provided that nothing herein shall release any party from liability arising out of or the result of fraud. The parties acknowledge and agree that in no event shall the Partnership be required to pay the Breakup Fee, as applicable, on more than one occasion. In addition, the parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If the Partnership fails to pay promptly the amounts due pursuant to this Section 7.3, the Partnership will also pay to Parent interest on the unpaid amount under this Section 7.3, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable out-of-pocket expenses (including legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Whether or not the Mergers are consummated, all costs and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that (a) fees and expenses incurred in connection with the printing, filing and mailing of the Combined Consent Statement/Prospectus and Form S-4 (including applicable SEC filing fees) and (b) filing fees payable under the HSR Act shall be borne equally by Parent and the Partnership.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery), in each case to the party to be notified at the following address:

To Parent, Merger Sub or GP Merger Sub:

Energy Transfer LP

8111 Westchester Drive

Suite 700, Dallas, Texas

Attention:   Thomas P. Mason

Email:         Tom.Mason@energytransfer.com

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Facsimile:   (713) 546-7401

Attention:   William N. Finnegan IV

                   Kevin M. Richardson

Email:         bill.finnegan@lw.com

                    kevin.richardson@lw.com

To the Partnership:

Enable Midstream Partners, LP

499 West Sheridan Avenue, Suite 1500

Oklahoma City, Oklahoma

Facsimile:   346-701-2918

Attention:   Mark C. Schroeder

Email:         mark.schroeder@enablemidstream.com

with copies to:

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Facsimile:   713-615-5956

Attention:   David P. Oelman

                   Stephen M. Gill

                   Scott D. Rubinsky

Email:         doelman@velaw.com

                   sgill@velaw.com

                   srubinsky@velaw.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that Parent may assign its right to receive the Breakup Fee under Section 7.3 to one or more wholly owned direct or indirect subsidiaries of Parent without the prior written consent of the Partnership, so long as such assignment does not delay the Closing. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transaction contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, the Support Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Partnership, Parent, the General Partner, Merger Sub and GP Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, after the Sponsor Written Consent has been obtained, if any such amendment or waiver shall (a) be materially adverse to the Sponsors, the effectiveness of such amendment or waiver shall be subject to the approval of the Sponsors and (b) by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the unitholders of the Partnership, the effectiveness of such amendment or waiver shall be subject to the approval of the unitholders of the Partnership; provided, further, that no provision of this Agreement may be amended or waived without the prior consent of the Conflicts Committee. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Third-Party Beneficiaries. Each of Parent, Merger Sub, GP Merger Sub, the Partnership and the General Partner agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the Partnership or Parent, Merger Sub and GP Merger Sub, as applicable, in accordance with and subject to the terms of this Agreement, and (b) except for (i) the provisions of Section 5.11, (ii) the right of the Partnership’s unitholders to receive the LP Merger Consideration on the terms and conditions of this Agreement, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, each of Parent, Merger Sub, GP Merger Sub, the Partnership and the General Partner expressly agrees that each Sponsor is intended to, and shall, be a third party beneficiary of the representations, warranties and covenants and agreements of the parties set forth in this Agreement, which representations, warranties and covenants and agreements shall not be amended, modified or waived in any way that materially adversely affects a Sponsor without the prior written consent of such Sponsor. For the avoidance of doubt, the parties agree that without limiting the prior sentence, any amendment or modification of, or the waiver of rights under, Sections 2.1(a), 2.1(b), 5.1(b) (but only if such amendment or modification further restricts the conducts of the Partnership or its Subsidiaries businesses) 5.8, 5.11, 5.14, 5.18, 6.1, 6.2, 7.1, 7.2, 7.3, 8.13 or 8.14 of this Agreement shall be deemed to materially adversely affect the Sponsors.

Section 8.14 No Recourse to Sponsors. Notwithstanding anything to the contrary contained herein, each of Parent, Merger Sub, GP Merger Sub, the Partnership and the General Partner expressly agrees that the Sponsors shall have no liability to any person in connection with this Agreement or, except as expressly set forth in their respective Support Agreements and subject to the terms and conditions thereof, the transactions contemplated hereby, and none of the parties to this Agreement shall make any claims whatsoever against either Sponsor or its affiliates (other than the Partnership and the General Partner) or their respective representatives in connection with this Agreement or the transactions contemplated hereby other than, if applicable, enforcement by Parent of the Support Agreements in accordance with their terms.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) As used in this Agreement:

(i) “affiliate” means, with respect to a specified person, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. Notwithstanding the foregoing, none of USA Compression Partners, LP, Sunoco LP or their respective Subsidiaries shall be deemed affiliates of Parent or any of Parent’s other Subsidiaries.

(ii) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.

(iii) “COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

(iv) “COVID-19 Actions” means any commercially reasonable actions, inactions, activities or conduct that a party reasonably determines in good faith are necessary or advisable to comply with COVID-19 Measures.

(v) “COVID-19 Measures” means, as applicable to a party or its Subsidiaries, any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

(vi) “Eagle Operating Preferred Units” means, collectively, the 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units and 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units of Energy Transfer Operating, L.P.

(vii) “GP Organizational Documents” means, collectively, (a) that certain Certificate of Formation of the General Partner, dated as of April 30, 2013, as amended, and (b) that certain Third Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of June 22, 2016.

(viii) “knowledge” means (A) with respect to Parent and its Subsidiaries, the actual knowledge, after reasonable investigation of, the individuals listed in Section 8.15(a)(vii) of the Parent Disclosure Schedule and (B) with respect to the Partnership and its Subsidiaries, the actual knowledge, after reasonable investigation of, the individuals listed in Section 8.15(a)(vii) of the Partnership Disclosure Schedule.

(ix) “Parent Common Units” means common units representing limited partner interests in the Parent and having the rights and obligations specified in the Parent Partnership Agreement.

(x) “Partnership Change of Control Plan” means the Partnership’s Change of Control Plan, dated effective August 1, 2016.

(xi) “Partnership Credit Facilities” means those certain credit facilities entered into pursuant to (A) that certain Amended and Restated Revolving Credit Agreement, dated as of April 6, 2018, by and among the Partnership, Citibank, N.A., as administrative agent, and the lenders party thereto, and (B) that certain Term Loan Agreement, dated as of January 29, 2019, by and among the Partnership, Bank of America, N.A., as administrative agent, and the lenders party thereto, in each case, as amended, supplemented, or otherwise modified from time to time.

(xii) “Partnership Deferred Compensation Plan” means the Partnership’s Deferred Compensation Plan dated effective January 1, 2015.

(xiii) “Partnership Incentive Distribution Right” means “Incentive Distribution Right” as defined in the Partnership Agreement.

(xiv) “Partnership Short Term Incentive Plan” means the Partnership’s Short Term Incentive Plan dated effective January 1, 2014.

(xv) “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(xvi) “Registration Rights Agreement” means the registration rights agreement, to be entered into at the Closing, substantially in the form attached hereto as Exhibit A.

(xvii) “Remedy Threshold” has the meaning set forth in Section 5.8(d) of the Partnership Disclosure Schedule.

(xviii) “Seconded Employees” means the employees seconded to the Partnership, the General Partner or their respective Subsidiaries pursuant to the Secondment Arrangements.

(xix) “Secondment Arrangements” means all agreements and arrangements pursuant to which employees of Ox or any of its affiliates provide services to the Partnership, the General Partner or their respective Subsidiaries as seconded employees

(xx) “SESH” means Southeast Supply Header, LLC, a Delaware limited liability company.

(xxi) “Series G Preferred Units” means a new series of preferred units representing limited partner interests in Parent, to be established at or prior to Closing, designated as “7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units” and having the same preferences, rights, powers and duties as the 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units of Energy Transfer Operating, L.P. outstanding as of the date hereof (other than any non-substantive differences to reflect the issuance of such securities by Parent, as opposed to Energy Transfer Operating, L.P.), which for the avoidance of doubt, shall be the same class (and having the same CUSIP) of preferred units issued to the holders of the 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units of Energy Transfer Operating, L.P. in the Pre-Closing Transactions.

(xxii) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (B) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (C) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses. Notwithstanding the foregoing, (x) none of USA Compression Partners, LP, Sunoco LP or any of their respective Subsidiaries shall be deemed Subsidiaries of Parent or Energy Transfer Operating, L.P. and (y) SESH shall be deemed a Subsidiary of the Partnership; provided, that, for the avoidance of doubt, a Subsidiary of SESH shall not be deemed a Subsidiary of the Partnership for purposes of this Agreement.

(xxiii) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

(xxiv) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(xxv) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(xxvi) “Willful Breach” means a material breach, or failure to perform, that is the consequence of an act or omission of a Representative or a Subsidiary of the Partnership with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Action	Section 5.11(b)
affiliates	Section 8.15(a)(i)
Agreement	Preamble
Acquisition Proposal	Section 5.4(c)(i)
Acquisition Transaction	Section 5.4(c)(ii)
Assumed Restricted Unit Award	Section 5.6(a)
Balance Sheet Date	Section 3.6
Benefit Plans	Section 5.7(b)
Breakup Fee	Section 7.3(d)
business day	Section 8.15(a)(ii)
Cancelled Units	Section 2.1(e)

Caribou	Recitals
Certificates of Merger	Section 1.3
Certificates	Section 2.2(b)
Class A Units	Section 4.2(a)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.3
Combined Consent Statement/Prospectus	Section 3.3(b)
Confidentiality Agreement	Section 5.3(b)
Conflicts Committee	Recitals
Continuation Period	Section 5.7(a)
Contract	Section 3.20(a)
control	Section 8.15(a)(i)
COVID-19	Section 8.15(a)(iii)
COVID-19 Action	Section 8.15(a)(iv)
COVID-19 Measures	Section 8.15(a)(v)
Current Employees	Section 5.7(a)
Delaware LLC Act	Section 1.1(c)
Delaware LP Act	Section 1.1(d)
Earned Performance Units	Section 5.6(b)
Effective Time	Section 1.3
End Date	Section 7.1(b)
Eagle Operating Preferred Units	Section 8.15(a)(vi)
Environmental Law	Section 3.8(b)(i)
ERISA	Section 3.9(a)
ERISA Affiliate	Section 3.9(a)
ERISA Effective Date	Section 5.7(f)
Exchange Act	Section 3.3(b)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)(i)
Export Control and Economic Sanctions Laws	Section 3.23(b)
FCC	Section 3.13(b)
FCPA	Section 3.7(c)
FERC	Section 3.13(b)
Form S-4	Section 3.12
FPA	Section 3.13(a)
GAAP	Section 3.1(b)
General Partner	Preamble
Governmental Entity	Section 2.2(e)
GP Board	Recitals
GP Certificate of Merger	Section 1.3
GP Merger	Recitals
GP Merger Consideration	Section 2.1(a)(ii)
GP Merger Sub	Preamble
GP Surviving Entity	Section 1.1(c)

Hazardous Materials	Section 3.8(b)(ii)
HSR Act	Section 3.3(b)
ICA	Section 3.13(a)
Inactive Seconded Employee	Section 5.7(k)
Indemnified Party	Section 5.11(b)
Intended Tax Treatment	Section 5.14(a)
IT Assets	Section 3.16(c)
knowledge	Section 8.15(a)(viii)
Latham & Watkins	Section 1.2
Law or Laws	Section 3.7(a)
Lien	Section 3.3(c)
LP Certificate of Merger	Section 1.3
LP Merger	Recitals
LP Merger Consideration	Section 2.1(a)(i)
Maximum Amount	Section 5.11(c)
Merger Sub	Preamble
Merger Subs	Preamble
Mergers	Recitals
New Plans	Section 5.7(b)
NGA	Section 3.13(a)
NGPA	Section 3.13(a)
NYSE	Section 3.3(b)
Old Plans	Section 5.7(b)
Ox	Recitals
Parent	Preamble
Parent Approvals	Section 4.3(b)
Parent Benefit Plans	Section 4.9
Parent Certificate of Limited Partnership	Section 4.1(c)
Parent Common Units	Section 8.15(a)(ix)
Parent Disclosure Schedule	Preamble to Article IV
Parent Employees	Section 4.15(a)
Parent Equity Plans	Section 4.2(a)
Parent GP	Preamble
Parent GP Board	Section 4.3(a)
Parent GP Interest	Section 4.2(a)
Parent Leased Real Property	Section 4.16(a)
Parent Material Adverse Effect	Section 4.1(b)
Parent Material Contracts	Section 4.18(a)
Parent Organizational Documents	Section 4.1(c)
Parent Owned Real Property	Section 4.16(a)
Parent Partnership Agreement	Section 4.1(c)
Parent Permits	Section 4.7(b)
Parent Permitted Lien	Section 4.2(h)
Parent Real Property	Section 4.16(a)
Parent Real Property Leases	Section 4.16(a)
Parent SEC Documents	Section 4.4(a)

Parent Tax Certificate	Section 5.14(c)
Partnership	Preamble
Partnership 401(k) Plan	Section 5.7(f)
Partnership Agreement	Recitals
Partnership Approvals	Section 3.3(b)
Partnership Benefit Plans	Section 3.9(a)
Partnership Certificate of Limited Partnership	Section 3.1(c)
Partnership Common Units	Recitals
Partnership Credit Facilities	Section 8.15(a)(xi)
Partnership Change of Control Plan	Section 8.15(a)(x)
Partnership Deferred Compensation Plan	Section 8.15(a)(xii)
Partnership Employees	Section 3.15(a)
Partnership Equity Award	Section 5.6(b)
Partnership Disclosure Schedule	Preamble to Article III
Partnership GP Interest	Section 3.2(a)
Partnership Phantom Units	Section 5.6(a)
Partnership Incentive Distribution Right	Section 8.15(a)(xiii)
Partnership Intellectual Property	Section 3.16(a)
Partnership Leased Real Property	Section 3.17(a)
Partnership Material Adverse Effect	Section 3.1(b)
Partnership Material Contracts	Section 3.20(a)
Partnership Organizational Documents	Section 3.1(c)
Partnership Owned Real Property	Section 3.17(a)
Partnership Permits	Section 3.7(b)
Partnership Performance Award	Section 5.6(b)
Partnership Permitted Lien	Section 3.2(g)
Partnership Real Property	Section 3.17(a)
Partnership Real Property Leases	Section 3.17(a)
Partnership SEC Documents	Section 3.4(a)
Partnership Short Term Incentive Plan	Section 8.15(a)(xiv)
Partnership Tax Certificate	Section 5.14(c)
Permitted Encumbrances	Section 3.17(a)
person	Section 8.15(a)(xv)
Pre-Closing Transactions	Section 1.1(a)
Preferred Corporate Contribution	Section 1.1(b)(ii)
Preferred Contributions	Section 1.1(b)(ii)
Preferred Contribution and Issuance	Section 1.1(b)(i)
Preferred Holding Subsidiary	Section 5.14(d)
PUHCA	Section 3.13(a)
Registration Rights Agreement	Section 8.15(a)(xvi)
Remedies Exceptions	Section 3.17(a)
Representatives	Section 5.3(a)
Requisite Corporate Preferred Portion	Section 1.1(b)(ii)
Required Tax Opinions	Section 5.14(c)
Requisite Unitholder Approval	Section 3.3(a)
Rights-of-Way	Section 3.2(h)

Sanctioned Jurisdiction	Section 3.23(b)
Sanctioned Party	Section 3.23(b)
Sarbanes-Oxley Act	Section 3.5
SDN List	Section 3.23(b)
SEC	Section 3.3(b)
Seconded Employee Performance Awards	Section 3.2(b)
Seconded Employee Phantom Awards	Section 3.2(b)
Seconded Employees	Section 8.15(a)(xvii)
Secondment Arrangements	Section 8.15(a)(xix)
Secretary of State	Section 1.3
Securities Act	Section 3.3(b)
Series A Preferred Units	Section 1.1(b)(i)
Sponsors	Recitals
SSI List	Section 3.23(b)
Subsidiary	Section 8.15(a)(xiii)
Support Agreement	Recitals
Surviving Entity	Section 1.1(d)
Systems	Section 3.8(b)(iii)
Tax Return	Section 8.15(a)(xii)
Taxes	Section 8.15(a)(xxiii)
Termination Date	Section 5.1(a)
Treasury Regulations	Section 8.15(a)(xxv)
under common control with	Section 8.15(a)(i)
Vinson & Elkins	Section 6.1(f)
Willful Breach	Section 8.15(a)(xxvi)

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

ELK MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

ELK GP MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

SOLELY FOR PURPOSES OF SECTION 2.1(a)(i)

LE GP, LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ENABLE GP, LLC

By:	/s/ Rodney J. Sailor
Name: Rodney J. Sailor
Title: President and Chief Executive Officer

ENABLE MIDSTREAM PARTNERS, LP

By:	ENABLE GP, LLC, its general partner

By:	/s/ Rodney J. Sailor
Name: Rodney J. Sailor
Title: President and Chief Executive Officer

SOLELY FOR PURPOSES OF SECTION 1.1(b)(i)

CENTERPOINT ENERGY, INC.

By:	/s/ Rodney J. Sailor
Name: Rodney J. Sailor
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

EXECUTION VERSION

FORM OF

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ ● ], 2021, is entered into by and among Energy Transfer LP, a Delaware limited partnership (the “Parent”), and certain unitholders of Enable Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), as set forth on Schedule I hereto (collectively, the “Holders” and each, individually, a “Holder”). Each party to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties.”

WHEREAS, this Agreement is made in connection with the entry into that certain Agreement and Plan of Merger, dated as of February 16, 2021 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among the Parent, the Partnership, Elk Merger Sub, LLC (“LP Merger Sub”), Elk GP Merger Sub LLC (“GP Merger Sub”) and Enable GP, LLC (the “General Partner”), pursuant to which (i) LP Merger Sub will merge with and into the Partnership, with the Partnership surviving as a wholly-owned subsidiary of the Parent (the “Partnership Merger”), (ii) GP Merger Sub will merge with and into the General Partner (the “GP Merger”), with the General Partner surviving the GP Merger as a direct wholly owned subsidiary of the Parent and (iii) by virtue of the Partnership Merger, the Holders will receive newly issued common units representing limited partner interests in the Parent (the “Parent Common Units”); and

WHEREAS, the execution and delivery of this Agreement is a condition to the closing of the transactions contemplated by the Merger Agreement (the “Closing”) and, in connection with the Closing, the Parent and the Holders wish to enter into this Agreement to provide the Holders certain registration rights with respect to the Parent Common Units to be owned by the Holder following the Closing of the Partnership Merger.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parent and the Holders hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Definitions. Capitalized terms used herein without definition shall have the meanings given to them in the Merger Agreement. The terms set forth below are used herein as so defined:

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such specified Person. For the purposes of this definition, “control” means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble.

“Block Trade” shall have the meaning set forth in Section 2.03.

“Business Day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.

“Closing” shall have the meaning set forth in the recitals.

“Courts” shall have the meaning set forth in Section 3.15.

“Effectiveness Period” shall have the meaning set forth in Section 2.05(a)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“General Partner” shall have the meaning set forth in the recitals.

“GP Merger” shall have the meaning set forth in the recitals.

“GP Merger Sub” shall have the meaning set forth in the recitals.

“Governmental Authority” means any federal, state, local, municipal, foreign or multinational government, or any subsidiary body thereof or governmental or quasi-governmental authority of any nature, including, any governmental agency, branch, commission, department, official, or entity, any court, judicial authority, or other tribunal, and any arbitration body or tribunal.

“Holder” and “Holders” shall have the meaning set forth in the preamble.

“Law” means any applicable domestic or foreign federal, state, local, municipal, or other administrative order, constitution, law, order, policy, ordinance, rule, code, principle of common law, case, decision, regulation, statute, tariff or treaty, or other requirements with similar effect of any Governmental Authority or any binding provisions or interpretations of the foregoing.

“LP Merger Sub” shall have the meaning set forth in the recitals.

“Merger Agreement” shall have the meaning set forth in the recitals.

“National Securities Exchange” means an exchange registered with the SEC under Section 6(a) of the Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the SEC under Section 6(a) of the Exchange Act (or any successor to such Section) that Parent shall designate as a National Securities Exchange for purposes of this Agreement.

“Other Holder” shall have the meaning set forth in Section 2.02(a).

“Parent” shall have the meaning set forth in the preamble.

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“Parent Common Units” shall have the meaning set forth in the recitals.

“Parent Shelf Takedown Notice” shall have the meaning set forth in Section 2.01(b).

“Partnership” shall have the meaning set forth in the preamble.

“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Parent dated as of February 8, 2006, as amended, and as may be amended, amended and restated or otherwise modified from time to time.

“Partnership Merger” shall have the meaning set forth in the recitals.

“Party” and “Parties” shall have the meaning set forth in the preamble.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

“Piggyback Registration” shall have the meaning set forth in Section 2.02(a).

“Proceedings” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation, subpoena or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority, arbitrator, or mediator.

“Prospectus” means the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement and relating to Registrable Units, as amended or supplemented and including all material incorporated by reference in such prospectus or prospectuses.

“Register,” “Registered,” and “Registration” shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement or document.

“Registrable Units” means (i) Parent Common Units beneficially owned by the Holders as of the date of this Agreement and (ii) any securities issued or issuable with respect thereto by way of conversion, exchange, replacement, unit dividend, unit split or other distribution or in connection with a combination of units, recapitalization, merger, consolidation or other reorganization or otherwise. For purposes of this Agreement, any Registrable Unit shall cease to be a Registrable Unit upon the earliest to occur of the following: (A) when a Registration Statement covering such Registrable Unit becomes or has been declared effective by the SEC and such Registrable Unit has been sold or disposed of pursuant to such effective Registration Statement, and (B) when such Registrable Unit has been disposed of pursuant to any section of Rule 144 (or any similar provision then in effect) under the Securities Act or in a private transaction exempt from registration under the Securities Act.

“Registration Expenses” shall have the meaning set forth in Section 2.07.

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“Registration Statement” means any registration statement of the Parent under the Securities Act that covers any of the Registrable Units pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all documents incorporated by reference in such Registration Statement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

“Shelf Registration Statement” shall have the meaning set forth in Section 2.01(a).

“Shelf Takedown Notice” shall have the meaning set forth in Section 2.01(b).

“Shelf Underwritten Offering” shall have the meaning set forth in Section 2.01(b).

“Suspension Period” shall have the meaning set forth in Section 2.04.

ARTICLE II

REGISTRATION RIGHTS

Section 2.01    Shelf Registration.

(a)    As promptly as practicable after the date hereof, and in any event within five days following the date hereof, the Parent shall use commercially reasonable efforts to prepare and file a Registration Statement to permit the public resale of the Registrable Units held by the Holders from time to time as permitted by Rule 415 of the Securities Act (a “Shelf Registration Statement”) in accordance with the provisions of this Agreement; provided, that the Parent shall only be obligated to prepare and file one such Shelf Registration Statement pursuant to this Section 2.01 on behalf of the Holders. The Parent shall effect such Shelf Registration Statement using a registration statement on Form S-3 whenever the Parent is eligible to do so, and shall use an Automatic Shelf Registration Statement (as defined in Rule 405 of the Securities Act) if it is a well-known seasoned issuer (as defined under Rule 405 of the Securities Act). The Parent shall use its commercially reasonable efforts to (i) cause such Shelf Registration Statement to be declared effective as soon as practicable after the filing thereof and (ii) keep such Shelf Registration Statement continuously effective during the Effectiveness Period.

(b)    At any time and from time to time following the effectiveness of the Shelf Registration Statement required by Section 2.01(a), any Holder may request to sell all or a portion of their Registrable Units in an underwritten offering that is registered pursuant to such Shelf Registration Statement, including a Block Trade (a “Shelf Underwritten Offering”), provided that such Holder(s) reasonably expect(s) to sell Registrable Units yielding aggregate gross proceeds of at least $200,000,000 from such Shelf Underwritten Offering. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Parent (the “Shelf Takedown

4

Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Units proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within three Business Days after receipt of any Shelf Takedown Notice, the Parent shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Units (the “Parent Shelf Takedown Notice”) and, subject to the provisions of Section 2.01(d), shall include in such Shelf Underwritten Offering all Registrable Units with respect to which the Parent has received written requests for inclusion therein within five Business Days after sending the Parent Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.03. The Parent shall enter into an underwriting agreement in a form as is customary in underwritten offerings of securities by the Parent with the managing underwriter selected by the Holder(s) requesting such Shelf Underwritten Offering (which managing underwriter shall be subject to approval of the Parent, which approval shall not be unreasonably withheld) and shall take all such other reasonable actions as are requested by the managing underwriter in order to expedite or facilitate the disposition of such Registrable Units in accordance with the terms of this Agreement. In connection with any Shelf Underwritten Offering contemplated by this Section 2.01(b), subject to Section 2.04, the underwriting agreement into which each Holder and the Parent shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in underwritten offerings of securities by the Parent. Notwithstanding any other provision of this Agreement to the contrary, CenterPoint Energy, Inc. (“CenterPoint”) may not demand more than five Shelf Underwritten Offerings and OGE Energy Corp. (“OGE”) may not demand more than three Shelf Underwritten Offerings, provided that there shall be no more than three Shelf Underwritten Offerings in any 12-month period, of which, no more than two such Shelf Underwritten Offerings in any 12-month period may be demanded by CenterPoint and no more than one such Shelf Underwritten Offering in any 12-month period may be demanded by OGE unless either CenterPoint or OGE shall assign to the other one or more such Shelf Underwritten Offerings in any 12-month period.

(c)    If the Parent or any of its Affiliates is conducting or actively pursuing a securities offering of Parent Common Units (other than in connection with any at-the-market offering or similar continuous offering program), then the Parent may suspend any Holder’s right to require the Parent to conduct a Shelf Underwritten Offering pursuant to Section 2.01(b); provided, however, that the Parent may only suspend such Holder’s right to require the Partnership to conduct a Shelf Underwritten Offering once in any six-month period and in no event for a period that exceeds an aggregate of 60 days in any 180-day period or 90 days in any 365-day period.

(d)    In connection with any Shelf Underwritten Offering, if the managing underwriter advises the Parent that in its opinion the number of Registrable Units proposed to be included in such offering exceeds the maximum number of Parent Common Units that can be sold in such offering without being likely to materially delay or jeopardize the success or timing of the offering (including the price per unit of the Parent Common Units proposed to be sold in such offering), the Parent shall include in such Shelf Underwritten Offering the Registrable Units of the Holders pro rata based on the total amount of Registrable Units requested to be included therein by each such Holder that can be sold without exceeding such maximum number of Parent Common Units.

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Section 2.02    Piggyback Registration.

(a)    If the Parent proposes to file with the SEC (i) a Registration Statement to register any Parent Common Units for an underwritten offering under the Securities Act or (ii) a prospectus supplement relating to the sale of Parent Common Units pursuant to an effective “automatic” registration statement, so long as the Parent is a WKSI at such time or, whether or not the Parent is a WKSI, so long as the Registrable Units were previously included in the underlying shelf Registration Statement or are included on an effective Registration Statement, in each case for its own account and/or for another Person (such other Person, an “Other Holder”), other than on a registration statement on Form S-8 or Form S-4, and the form of registration statement to be used may be used for a registration of Registrable Units (a “Piggyback Registration”), the Parent shall give five Business Days’ written notice to the Holders of its intention to file such registration statement and, subject to this Section 2.02, shall include in such Registration Statement and in any offering of Parent Common Units to be made pursuant to such Registration Statement all Registrable Units with respect to which the Parent has received a written request for inclusion therein from any Holder within three Business Days after such Holder’s receipt of the Parent’s notice. The Parent shall have no obligation to proceed with any Piggyback Registration and may abandon, terminate and/or withdraw such registration for any reason at any time prior to the pricing thereof. Any Holder shall have the right to withdraw such Holder’s request for inclusion of such Holder’s Registrable Units in such Piggyback Registration by giving written notice to the Parent of such withdrawal at least two Business Days prior to the time of the public announcement of the Parent’s intention to conduct such underwritten offering.

(b)    If a Piggyback Registration is initiated for an underwritten offering on behalf of the Parent or any Other Holder and the managing underwriter(s) advise the Parent that in their opinion the number of Parent Common Units proposed to be included in such offering exceeds the number of Parent Common Units that can be sold in such offering without being likely to materially delay or jeopardize the success or timing of the offering (including the price per unit of the Parent Common Units proposed to be sold in such offering), the Parent shall include in such registration and offering (i) first, the number of Parent Common Units that the Parent or, if such offering was initiated by any Other Holder, any Other Holder proposes to sell and (ii) second, the number of Parent Common Units requested to be included therein by the Holders that have elected to include Registrable Units in such Piggyback Registration, pro rata among all such Holders on the basis of the number of Parent Common Units requested to be included therein by all such Holders or as such Holders and the Parent may otherwise agree and (iii) third, the number of Parent Common Units requested to be included therein by other unitholders of Parent, pro rata among all such unitholders on the basis of the number of Parent Common Units requested to be included therein by all such unitholders or as such unitholders and the Parent may otherwise agree. If the number of Parent Common Units that can be so sold is less than the number of Parent Common Units proposed to be sold by the Parent or any Other Holder pursuant to the Piggyback Registration, the amount of Parent Common Units to be sold shall be fully allocated to the Parent or such Other Holder, as applicable.

(c)    In any Piggyback Registration under Section 2.02(b), the Parent shall have the right to select the underwriter or underwriters for any offering conducted pursuant thereto.

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(d)    None of the Holders shall sell any Registrable Units in any offering pursuant to a Piggyback Registration unless it (i) agrees to sell such Registrable Units on the basis provided in the underwriting arrangements approved by the Parent and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lockups and other documents reasonably required of such Holder under the terms of such arrangements.

Section 2.03     Block Trades. Notwithstanding the foregoing, at any time and from time to time when a Shelf Registration Statement is on file with the SEC and is effective, if a Holder wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to be at least, in the aggregate, either (x) $50 million or (y) all remaining Registrable Units held by the Holder, then notwithstanding the time periods provided for in Section 2.01(b), such Holder need only to notify the Parent of the Block Trade at least five Business Days prior to the day such offering is to commence and the Parent shall use commercially reasonable efforts to facilitate such Block Trade; provided that the Holders representing a majority of the Registrable Units wishing to engage in the Block Trade shall use commercially reasonable efforts to work with the Parent and any underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.

Section 2.04    Suspension Periods. The Parent may delay the filing or effectiveness of, or by written notice to the Holders suspend the use of, a Shelf Registration Statement in conjunction with a registration of Registrable Units pursuant to Section 2.01, but in each such case only if the Parent determines in good faith that (a) such delay would enable the Parent to avoid disclosure of material information, the disclosure of which at that time would be adverse to the Parent (including by interfering with, or jeopardizing the success of, any pending or proposed acquisition, disposition or reorganization), (b) such filing or use would render the Parent unable to comply with applicable securities Laws or (c) obtaining any financial statements (including required consents) required to be included in any such Shelf Registration Statement (or incorporated therein) would be impracticable. Any period during which the Parent has delayed the filing, effectiveness or use of a Registration Statement pursuant to this Section 2.04 is herein called a “Suspension Period.” During any such Suspension Period, the Holder will be entitled to withdraw any request for a Shelf Underwritten Offering and, if such request is withdrawn, such Shelf Underwritten Offering will not count as a Shelf Underwritten Offering. In no event shall the number of days covered by (i) any one Suspension Period exceed 60 days and (ii) all Suspension Periods in any 360 day period exceed 150 days. The Holders shall keep the existence of each Suspension Period confidential.

Section 2.05    Obligations of the Parent and the Holders. (a) Whenever required under Section 2.01 to use commercially reasonable efforts to effect the registration of any Registrable Units, the Parent shall:

(i)    as expeditiously as possible, subject to the other provisions of this Agreement, prepare and file with the SEC a Registration Statement with respect to such Registrable Units and cause such Registration Statement to be declared effective (or become automatically effective) under the Securities Act;

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(ii)    use commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to comply with the applicable requirements of the Securities Act and to keep such Registration Statement effective until the earliest date on which any of the following occurs: (A) all Registrable Units covered by such Registration Statement have been distributed in the manner set forth and as contemplated in such Registration Statement, (B) there are no longer any Registrable Units outstanding and (C) three years from the date such Registration Statement becomes effective (the “Effectiveness Period”);

(iii)    furnish to each selling Holder (A) as far in advance as reasonably practicable before filing a Registration Statement or any other registration statement contemplated by this Agreement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed, and provide each such Holder the opportunity to object to any information pertaining to such Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Holder with respect to such information prior to filing such Registration Statement or such other registration statement and the prospectus included therein or any supplement or amendment thereto, and (B) an electronic copy of such Registration Statement or such other registration statement and the prospectus included therein and any supplements and amendments thereto in order to facilitate the public sale or other disposition of the Registrable Units covered by such Registration Statement or other registration statement;

(iv)    use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any Registrable Units for sale in any jurisdiction in the United States;

(v)    if applicable, use commercially reasonable efforts to register or qualify such Registrable Units under such other securities or blue sky laws of such U.S. jurisdictions as the Holders reasonably request and continue such registration or qualification in effect in such jurisdictions for as long as the applicable Registration Statement may be required to be kept effective under this Agreement (provided, that the Parent will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (v), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction);

(vi)    the Parent shall ensure that a Registration Statement when it becomes or is declared effective (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (and, in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made). As soon as practicable following the effective date of a Registration Statement, but in any event within one Business Day of such date, the Parent will notify the selling Holders of the effectiveness of such Registration Statement;

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(vii)    promptly notify the Holders, at any time when delivery of a Prospectus relating to its Registrable Units would be required under the Securities Act, of (A) the occurrence of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and prepare, as soon as practical, a supplement or amendment to such Prospectus so that, as thereafter delivered to any prospective purchasers of such Registrable Units, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (B) the Parent’s receipt of any written comments from the SEC with respect to any filing referred to in clause (A) and any written request by the SEC for amendments or supplements to such Registration Statement or any other registration statement or any Prospectus thereto, the issuance or threat of issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any other registration statement contemplated by this Agreement, or the initiation of any proceedings for that purpose, and (C) the receipt by the Parent of any notification with respect to the suspension of the qualification of any Registrable Units for sale under the applicable securities or blue sky laws of any jurisdiction. The Parent agrees to as promptly as practicable amend or supplement the Prospectus or take other appropriate action so that the Prospectus does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and to take such other action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto;

(viii)    upon request, furnish to each selling Holder, subject to appropriate confidentiality obligations, copies of any and all transmittal letters or other correspondence with the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Units;

(ix)    otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as promptly as practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

(x)    use commercially reasonable efforts to cause the Registrable Units to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Parent to enable the selling Holders to consummate the disposition of such Registrable Units; provided, however, that the Parent shall not be required to qualify or register as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or registered or where it would be subject to taxation as a foreign corporation;

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(xi)    in the case of a Shelf Underwritten Offering requested pursuant to Section 2.01(b) or a Block Trade requested pursuant to Section 2.03, enter into an underwriting agreement containing such provisions (including provisions for indemnification, lockups, opinions of counsel and comfort letters) as are customary and reasonable for an offering of such kind;

(xii)    in the case of a Shelf Underwritten Offering requested pursuant to Section 2.01(b) or a Block Trade requested pursuant to Section 2.03, use commercially reasonable efforts to (A) cause the Parent’s independent accountants to provide customary “cold comfort” letters to the managing underwriter(s) of such offering in connection therewith and (B) cause the Parent’s counsel to furnish customary legal opinions to such underwriters in connection therewith; and

(xiii)    use commercially reasonable efforts to cause all such Registrable Units to be listed on each National Securities Exchange on which securities of the same class issued by the Parent are then listed.

(b)    It shall be a condition precedent to the obligations of the Parent to take any action pursuant to this Agreement that the Holders shall furnish to the Parent such information regarding itself, the Registrable Units held by it, and the intended method of disposition of such securities as the Parent shall reasonably request and as shall be required in connection with the action to be taken by the Parent.

(c)    The Holders agree by having their Parent Common Units treated as Registrable Units hereunder that, upon being advised in writing by the Parent of the occurrence of an event pursuant to Section 2.05(a)(vii) when the Parent is entitled to do so pursuant to Section 2.04, the Holders will immediately discontinue (and direct any other Persons making offers and sales of Registrable Units to immediately discontinue) offers and sales of Registrable Units pursuant to any Registration Statement until it is advised in writing by the Parent that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus as contemplated by Section 2.05(a)(vii), and, if so directed by the Parent, the Holders will deliver to the Parent all copies, other than permanent file copies then in the Holders’ possession, of the Prospectus covering such Registrable Units current at the time of receipt of such notice.

(d)    The Parent may prepare and deliver an issuer free writing prospectus (as such term is defined in Rule 405 under the Securities Act) in lieu of any supplement to a Prospectus, and references herein to any “supplement” to a Prospectus shall include any such issuer free writing prospectus. No seller of Registrable Units may use a free writing prospectus to offer or sell any such Registrable Units without the Parent’s prior written consent.

(e)    It is understood and agreed that the Parent shall not have any obligations under this Article II at any time following the termination of this Agreement, unless an underwritten offering in which any Holder participates has been priced, but not completed, prior to the applicable date of such termination, in which event the Parent’s obligations under this Section 2.05 shall continue with respect to such offering until it is so completed.

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Section 2.06    Other Registration Rights Agreements. The Parent has not entered into and unless agreed in writing by each Holder on or after the date of this Agreement, will not enter into, any agreement that (i) is inconsistent with the rights granted to the Holders with respect to Registrable Units in this Agreement or otherwise conflicts with the provisions hereof in any material respect or (ii) other than as set forth in this Agreement, would allow any holder of Parent Common Units to include Parent Common Units in any Registration Statement filed by the Parent on a basis that is more favorable in any material respect to the rights granted to the Holders hereunder.

Section 2.07    Expenses of Registration. All expenses incurred in connection with any Registration pursuant to Section 2.01 and any Registration pursuant to Section 2.02 of this Agreement, and any offerings under the Registration Statements filed in such Registrations, excluding underwriters’ discounts and commissions, but including without limitation all registration, filing and qualification fees, word processing, duplicating, printers’ and accounting fees (including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance), fees of the Financial Industry Regulatory Authority, Inc. or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or blue sky laws (including the reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications), and the fees and disbursements of counsel for the Parent (“Registration Expenses”), shall be paid by the Parent. The Holders shall bear and pay the underwriting discounts and commissions applicable to securities offered for their account in connection with any Registrations, Block Trades and underwritten offerings made pursuant to this Agreement.

Section 2.08    Indemnification. The Parent shall indemnify, to the fullest extent permitted by Law, the Holders and their respective directors, officers, affiliates, employees, agents and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act), against all losses, claims, damages, liabilities, judgments, costs (including reasonable costs of investigation) and expenses (including reasonable attorneys’ fees) relating to the Registrable Units arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any amendment thereof or supplement thereto or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as the same are made in reliance and in conformity with information furnished in writing to the Parent by any Holder or to the Parent by any participating underwriter for use in connection with any such Registration Statement or Prospectus, or amendment or supplement thereto. In connection with an underwritten offering in which any Holder participates conducted pursuant to a registration effected hereunder, the Parent shall indemnify each participating underwriter to the same extent as provided above with respect to the indemnification of the Holders.

(a)    In connection with any Registration Statement in which any Holder is participating, such Holder shall furnish to the Parent in writing such information as the Parent reasonably

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requests for use in connection with any such Registration Statement or Prospectus, or amendment or supplement thereto, and such Holder shall indemnify to the fullest extent permitted by Law, the Parent and its respective directors, officers, affiliates, employees, agents and each Person who controls Parent (within the meaning of the Securities Act or the Exchange Act), against all losses, claims, damages, liabilities, judgments, costs (including reasonable costs of investigation) and expenses (including reasonable attorneys’ fees) arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement or Prospectus, or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that the same are made in reliance and in conformity with information furnished in writing to the Parent by or on behalf of such participating Holder expressly for use therein. In connection with an underwritten offering conducted pursuant to a registration effected hereunder, the participating Holders shall indemnify each participating underwriter to the same extent as provided above with respect to the indemnification of the Parent.

(b)    Any Person entitled to indemnification hereunder shall (1) give prompt written notice to the indemnifying Person of any claim with respect to which it seeks indemnification and (2) permit such indemnifying Person to assume the defense of such claim with counsel reasonably satisfactory to the indemnified Person. Failure to so notify the indemnifying Person shall not relieve it from any liability that it may have to an indemnified Person. The indemnifying Person shall not be subject to any liability for any settlement made by the indemnified Person without its consent (but such consent will not be unreasonably withheld). An indemnifying Person who is entitled to, and elects to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to one local counsel) for all Persons indemnified (hereunder or otherwise) by such indemnifying Person with respect to such claim (and all other claims arising out of the same circumstances), unless in the reasonable judgment of any indemnified Person there may be one or more legal or equitable defenses available to such indemnified Person that are in addition to or may conflict with those available to another indemnified Person with respect to such claim, in which case each such indemnified Person shall be entitled to use separate counsel. The indemnifying Person shall not consent to the entry of any judgment or enter into or agree to any settlement relating to a claim or action for which any indemnified Person would be entitled to indemnification by any indemnified Person hereunder unless such judgment or settlement imposes no ongoing obligations on any such indemnified Person and includes as an unconditional term the giving, by all relevant claimants and plaintiffs to such indemnified Person, of a release, reasonably satisfactory in form and substance to such indemnified Person, from all liabilities in respect of such claim or action for which such indemnified Person would be entitled to such indemnification.

(c)    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified Person or any officer or director of such indemnified Person and shall survive the transfer of securities and the termination of this Agreement, but only with respect to offers and sales of Registrable Units made before such termination.

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(d)    If the indemnification provided for in or pursuant to this Section 2.08 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying Person, in lieu of indemnifying such indemnified Person, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying Person, on the one hand, and of the indemnified Person, on the other hand, in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying Person, on the one hand, and of the indemnified Person, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying Person or by the indemnified Person, and by such Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

Section 2.09    Lockup. The Holders shall, in connection with any underwritten offering of Parent Common Units, upon the request of the underwriters managing the underwritten offering of Parent Common Units, agree in writing not to effect any sale, disposition or distribution of any Registrable Units (other than that included in such Registration) without the prior written consent of the underwriters for such period of time as such underwriters may specify, but in no event to exceed 10 days prior to the date of the Prospectus and 60 days from the date of the Prospectus.

ARTICLE III

MISCELLANEOUS

Section 3.01    Termination. Except as provided in Section 2.08, this Agreement and all obligations of the Parent and each of the Holders hereunder shall automatically terminate and have no further force or effect as of the earlier of (i) the date on which the aggregate beneficial ownership of the Holders is less than 5% of the Registrable Units held by the Holders on the date hereof, and (ii) the date that is three years from the date here.

Section 3.02    Interpretations. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes each other gender; (d) references to any Schedule, Section, Article and subsection refer to the corresponding Schedules, Sections, Articles and subsections of this Agreement unless expressly provided otherwise; (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days;

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and (j) all references to money refer to the lawful currency of the United States. The Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.

Section 3.03    Amendment and Modifications. This Agreement may be amended, modified or supplemented only by written agreement of the Parent and Holders holding a majority of the then outstanding Registrable Units; provided, however, that notwithstanding the foregoing, any amendment, modification or supplement hereto that adversely affects one Holder, solely in its capacity as a holder of the Parent Common Units, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected.

Section 3.04    Waiver of Compliance. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 3.05    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by email transmission, or mailed by a nationally recognized overnight courier, postage prepaid, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice; provided, that notices of a change of address shall be effective only upon receipt thereof):

If to Parent to:

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Attention: General Counsel

E-Mail: tom.mason@energytransfer.com

with a copy to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:	William N. Finnegan IV
Kevin Richardson
E-Mail:	bill.finnegan@lw.com
kevin.richardson@lw.com

and if to any Holder, at such Holder’s address or facsimile number as set forth in the Parent’s books and records.

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Section 3.06    Transfer or Assignment of Registration Rights. The rights to cause the Parent to register Registrable Units under Article II may be transferred or assigned by each Holder only to one or more transferees or assignees of Registrable Units that is an Affiliate of such Holder; provided, that (a) the Parent is given written notice prior to any said transfer or assignment, stating the name and address of each such Affiliate transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned and (b) each such Affiliate transferee or assignee assumes in writing responsibility for its portion of the obligations of such transferring Holder under this Agreement.

Section 3.07    Recapitalization, Exchanges, Etc. Affecting Units. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all securities of the Parent or any successor or assign of the Parent (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Registrable Units, and shall be appropriately adjusted for combinations, unit splits, recapitalizations, pro rata distributions of units and the like occurring after the date of this Agreement.

Section 3.08    Third Party Beneficiaries. This Agreement shall be binding upon and, except as provided below, inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Person other than the Parties, including any creditor of any Party or any of their Affiliates, except that Section 2.08 shall inure to the benefit of the Persons referred to therein. No Person other than the Parties shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any liability (or otherwise) against any other Parties hereto.

Section 3.09    Entire Agreement. This Agreement constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, among the Parties or between any of them with respect to such subject matter.

Section 3.10    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction by any applicable Governmental Authority, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, such provision shall be invalid, illegal or unenforceable only to the extent strictly required by such Governmental Authority, to the extent any such provision is deemed to be invalid, illegal or unenforceable, each Party agrees that it shall use its reasonable best efforts to cause such Governmental Authority to modify such provision so that such provision shall be valid, legal and enforceable as originally intended to the greatest extent possible and to the extent that the Governmental Authority does not modify such provision, each Party agrees that it shall endeavor in good faith to exercise or modify such provision so that such provision shall be valid, legal and enforceable as originally intended to the greatest extent possible.

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Section 3.11    Facsimiles; Electronic Transmission; Counterparts. This Agreement may be executed by facsimile or other electronic transmission (including scanned documents delivered by email) by any Party and such execution shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

Section 3.12    Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement

Section 3.13    Governing Law. This Agreement and all questions relating to the interpretation or enforcement of this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive laws of any jurisdiction other than the State of Delaware.

Section 3.14    Consent to Jurisdiction. Each Party hereby agrees that service of summons, complaint or other process in connection with any Proceedings contemplated hereby may be made in accordance with Section 3.05 addressed to such Party at the address specified pursuant to Section 3.05. Each of the Parties irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or in the event, but only in the event, that such court does not have jurisdiction over such action or proceeding, to the exclusive jurisdiction of the Superior Court of the State of Delaware (Complex Commercial Division) or, if the subject matter jurisdiction over the matter that is the subject of any such Proceedings is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate courts of any thereof (collectively, the “Courts”), for the purposes of any Proceeding arising out of or relating to this Agreement or any transaction contemplated hereby (and agrees not to commence any Proceeding relating hereto except in such Courts as provided herein). Each of the Parties further agrees that service of any process, summons, notice or document hand delivered or sent in accordance with Section 3.05 to such Party’s address set forth in Section 3.05 will be effective service of process for any Proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby in the Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each Party agrees that a final judgment in any Proceeding properly brought in accordance with the terms of this Agreement shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided at law or in equity.

Section 3.15    WAIVER OF JURY TRIAL. EACH PARTY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT.

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Section 3.16    Remedies. The Parties hereto agree that money damages would not be a sufficient remedy for any breach of this Agreement and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is hereby agreed that, prior to the valid termination of this Agreement pursuant to Section 3.01, the Parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, to prevent breaches of this Agreement, and to specifically enforce compliance with this Agreement. In connection with any request for specific performance or equitable relief, each of the Parties hereto hereby waives any requirement for security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to such party. The Parties further agree that, by seeking the remedies provided for in this Section 3.16, no Party hereto shall in any respect waive its right to seek any other form of relief that may be available to it (i) under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 3.16 are not available or otherwise are not granted, or (ii) under the Merger Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

ENERGY TRANSFER LP

By:	LE GP, LLC.,
its general partner

By:
Name:
Title:

CENTERPOINT ENERGY, INC.

By:
Name:
Title:

OGE ENERGY CORP.

By:
Name:
Title:

SIGNATURE PAGE TO

REGISTRATION RIGHTS AGREEMENT

Schedule I

Holders

Name	Number of Parent Common Units
CenterPoint Energy, Inc.	[ ● ]
OGE Energy Corp.	[ ● ]

Schedule I

Exhibit B

Sponsor Written Consent

WRITTEN CONSENT OF

[INSERT NAME OF UNITHOLDER]

[●], 2021

Pursuant to Section 2.1 of that certain Support Agreement, dated as of February 16, 2021, by and between Energy Transfer LP, a Delaware limited partnership (“Parent”), Elk Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“LP Merger Sub”), Elk GP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“GP Merger Sub”), Enable Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), and Enable GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), the undersigned unitholder hereby provides its written consent to the matters set forth below. The undersigned unitholder’s common units of the Partnership (the “Partnership Common Units”) will be tabulated and voted on the proposal as indicated below. Any executed written consent returned without indicating a decision on the proposal will be voted to APPROVE the proposal.

The undersigned, being a record holder as of the close of business on [●], 2021 of [●] Partnership Common Units hereby acknowledges receipt of the consent statement/prospectus, which is part of the registration statement on Form S-4 (No. 333-[●]) of Parent, and which more fully describes the proposal below.

The undersigned record holder of [●] Partnership Common Units also hereby consents to, and does hereby approve, the Agreement and Plan of Merger, dated as of February 16, 2021, as such agreement may be amended from time to time, by and among Parent, LP Merger Sub, GP Merger Sub, the Partnership, the General Partner and solely for the purposes of Section 2.1(a)(i) therein, LE GP, LLC, a Delaware limited liability company and sole general partner of Parent, and, solely for purposes of Section 1.1(b)(i) therein, CenterPoint Energy, Inc., and the transactions contemplated thereby, including the merger of Merger Sub with and into the Partnership (the “Merger”), with the Partnership surviving as a wholly owned subsidiary of Parent.

By signing this written consent, a unitholder of the Partnership shall be deemed to have voted in favor of the proposal described above with respect to all Partnership Common Units which it is entitled to vote.

APPROVE ☐	DISAPPROVE ☐	ABSTAIN ☐

IMPORTANT: PLEASE DATE AND SIGN THE CONSENT BELOW. Please execute, date, sign and return this Written Consent promptly to (i) the Partnership by mailing it to 499 West Sheridan Avenue, Suite 1500 Oklahoma City, Oklahoma, Attention: Mark C. Schroeder, or by emailing a .pdf copy of your written consent to Mark.Schroeder@enablemidstream.com and (ii) to Energy Transfer, by emailing a .pdf copy of your written consent to Tom.Mason@energytransfer.com with a copy to Bill.Finnegan@lw.com.

IF AN ENTITY

(please print or type complete name of entity)

By:
(duly authorized signature)

Name:
(please print or type full name)

Title:
(please print or type full name)

Date:

Exhibit 10.1

EXECUTION VERSION

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT, dated as of February 16, 2021 (this “Agreement”), is entered into by and among Energy Transfer LP, a Delaware limited partnership (“Parent”), Elk Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Elk GP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“GP Merger Sub” and, together with Parent and Merger Sub, the “Parent Parties”), Enable Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), and Enable GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner” and, together with the Partnership, the “Partnership Parties”), and CenterPoint Energy, Inc., a Texas corporation (the “Unitholder”).

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, the Parent Parties and the Partnership Parties are entering into an Agreement and Plan of Merger (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, (a) Merger Sub will merge with and into the Partnership, with the Partnership surviving the Merger as a wholly owned subsidiary of Parent (the “LP Merger”), and (b) GP Merger Sub will merge with and into the General Partner, with the General Partner surviving the GP Merger as a wholly owned subsidiary of Parent (the “GP Merger” and together with the LP Merger, the “Mergers”);

WHEREAS, as of the date hereof, Unitholder either directly or through one of its wholly owned Subsidiaries is the record and beneficial owner of, and has the right to vote and dispose of (i) 233,856,623 common units representing limited partner interests in the Partnership (the “Partnership Common Units”), which represent approximately 53.7% of the issued and outstanding Partnership Common Units, and (ii) 14,520,000 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”) and (iii) 400 economic units and 500 management units, representing a 40% economic interest and 50% management interest, respectively, in the General Partner (collectively, the “GP LLC Interests”).

WHEREAS, as of the date hereof, the General Partner is the record and beneficial owner of all of the general partner interest in the Partnership and all of the incentive distribution rights in the Partnership; and

WHEREAS, as a material inducement to the Parent Parties to enter into the Merger Agreement, the Parent Parties have required Unitholder to agree, and Unitholder has agreed, to enter into this agreement and abide by the covenants and obligations set forth herein with respect to the Covered Units (as hereinafter defined) and the GP LLC Interests.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

GENERAL

Section 1.1    Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Covered Units” means the Existing Units, together with any Partnership Common Units and Series A Preferred Units that Unitholder or CenterPoint Energy Midstream, Inc., a Delaware corporation (“Caribou Midstream”), acquires, either beneficially or of record, on or after the date of this Agreement, including any Partnership Common Units and Series A Preferred Units received as distributions, as a result of a split, reverse split, combination, merger, consolidation, reorganization, reclassification, recapitalization or similar transaction or upon exercise of any option, warrant or other security or instrument exercisable, convertible or exchangeable into Partnership Common Units or Series A Preferred Units.

“Existing Units” means all Partnership Common Units and Series A Preferred Units owned, either beneficially or of record, by Unitholder or Caribou Midstream on the date of this Agreement.

“Partnership Entity” means each of the Partnership and its Subsidiaries.

“Permitted Transfer” means a Transfer of Covered Units by Unitholder or Caribou Midstream (or an affiliate thereof) to an affiliate of Unitholder or Caribou Midstream or in connection with a bona fide pledge or financing arrangement, provided that such transferee affiliate, pledgee or financing source, as the case may be, agrees in writing to assume all of Unitholder’s or Caribou Midstream’s obligations hereunder in respect of the Covered Units subject to such Transfer and to be bound by, and comply with, the terms of this Agreement, with respect to the Covered Units subject to such Transfer, and all other Covered Units owned beneficially or of record from time to time by such transferee affiliate, to the same extent as Unitholder or Caribou Midstream is bound hereunder (in the case of a pledgee or financing source, solely if and to the extent such pledgee or financing source actually obtains beneficial ownership of such Covered Units).

“Transfer” means, directly or indirectly, to sell, transfer, assign or otherwise dispose of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, conversion, assignment or other disposition of (whether by merger or consolidation) including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE 2

VOTING

Section 2.1    Agreement to Vote Partnership Common Units. Unitholder hereby irrevocably agrees that promptly following the time when the Form S-4 has been declared effective by the SEC under the Securities Act (and in any case, within 24 hours of the time the Form S-4 is declared effective) and Unitholder has received from Parent a copy of the Consent Solicitation Statement/Prospectus included therein, Unitholder shall, and to the extent applicable, shall cause Caribou Midstream to, execute and deliver (or cause to be delivered) a written consent, substantially in the form attached hereto, covering all of the Unitholder’s Covered Units that are Partnership Common Units approving each of the matters for which the Partnership is soliciting consents of the holders of Partnership Common Units in accordance with the Merger Agreement pursuant to the Consent Solicitation Statement/Prospectus (such consent, once validly received with respect to a majority of the outstanding Partnership Common Units, the “Requisite Unitholder Approval”). Any such written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent. During the term of this Agreement, Unitholder shall oppose, vote against and not consent to, with respect to the Covered Units, any other action, agreement or proposal intended to, or which has the effect of or reasonably would be expected to have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, and the performance of Unitholder’s obligations hereunder or the obligations of the Partnership or the General Partner under the Merger Agreement, including for the avoidance of doubt, opposing any Acquisition Proposal.

Section 2.2    No Inconsistent Agreements. Unitholder hereby represents, covenants and agrees that, except for this Agreement, neither Unitholder nor Caribou Midstream (a) has entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Covered Units or GP LLC Interests or (b) has granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to its Covered Units or GP LLC Interests (except pursuant to Section 2.3).

Section 2.3    Proxy. In order to secure the obligations set forth herein, Unitholder hereby irrevocably appoints Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that Unitholder does not comply with its obligations in Section 2.1, to vote or execute written consents with respect to Unitholder’s Covered Units in accordance with Section 2.1. Unitholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and Unitholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by Unitholder with respect to any of its Covered Units. Parent may terminate this proxy at any time at its sole election by written notice provided to Unitholder.

Section 2.4    Waiver of Conversion Rights. During the term of this Agreement, Unitholder irrevocably waives (i) any and all rights it has under the Partnership Agreement and (ii) any and all obligations of the Partnership under the Partnership Agreement, in each case, with respect to conversion of the Series A Preferred Units into Partnership Common Units or the occurrence of a Series A Change of Control (as defined in the Partnership Agreement) in connection with the Mergers and the transactions contemplated by the Merger Agreement. Further, Unitholder understands, acknowledges and accepts the merger consideration to be received pursuant to Section 2.1(b) of the Merger Agreement by such Unitholder in its capacity as the holder of the Series A Preferred Units, understands, acknowledges and agrees that such Unitholder is not entitled to receive any additional consideration for the Series A Preferred Units in connection with the Mergers and the transactions contemplated by the Merger Agreement in its capacity as the holder of the Series A Preferred Units, and agrees that it shall not oppose the treatment of such Series A Preferred Units under the terms of the Merger Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1    Representations and Warranties of Unitholder. Unitholder (except to the extent otherwise provided herein) hereby represents and warrants to the Parent Parties and the Partnership as follows:

(a)    Organization; Authorization; Validity of Agreement; Necessary Action. Unitholder has the requisite power and authority and/or capacity to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by Unitholder of this Agreement and the performance by Unitholder of its obligations hereunder have been duly and validly authorized by Unitholder and no other actions or proceedings are required on the part of Unitholder to authorize the execution and delivery of this Agreement or the performance by Unitholder of its obligations hereunder. This Agreement has been duly executed and delivered by Unitholder and, assuming the due authorization, execution and delivery of this Agreement by the Parent Parties and the Partnership Parties, constitutes a legal, valid and binding agreement of Unitholder, enforceable against Unitholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(b)    Ownership. Unitholder is the record and beneficial owner of, and has good and valid title to, the Existing Units that are Series A Preferred Units, and Caribou Midstream is the record and beneficial owner of, and has good and valid title to, the Existing Units that are Partnership Common Units and the GP LLC Interests, each free and clear of any Liens, except as may be provided for in this Agreement. Unitholder owns directly all of the issued and outstanding capital stock of Caribou Midstream. During the term of this Agreement, the Covered Units and the GP LLC Interests will be beneficially and legally owned by Unitholder, except in the case of a Permitted Transfer of any Covered Units (in which case this representation shall, with respect to such Covered Units, be made by the transferee of such Covered Units). Except as provided for in this Agreement, Unitholder, directly or indirectly, has and will have at all times during the term of this Agreement sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Covered Units and the GP LLC Interests at any time during the term of this Agreement, except in the case of a Permitted Transfer of Covered Units (in which case this representation shall, with respect to the Covered Units subject to such Transfer, be made by the transferee of such Covered Units). Except for the Existing Units, Unitholder does not, directly or indirectly, legally or beneficially own or have any option, warrant or other right to acquire any securities of a Partnership Entity that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of a Partnership Entity that are or may by their terms become entitled to vote, nor is Unitholder subject to any contract, agreement, arrangement, understanding or relationship, other than this Agreement, that obligates it to vote, acquire or dispose of any securities of a Partnership Entity or the GP LLC Interests. The Unitholder has caused Caribou Midstream to consent with respect to all of its GP LLC Interests to the Merger Agreement and the GP Merger.

(c)    No Violation. Neither the execution and delivery of this Agreement by Unitholder nor its performance of its obligations under this Agreement will (i) result in a violation or breach of, or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or result in the creation of any Lien (other than under this Agreement) upon any of the properties, rights or assets (including but not limited to the Existing Units) owned by Unitholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Unitholder is a party or by which it or any of its properties, rights or assets may be bound, (ii) violate any Law applicable to Unitholder or any of its properties, rights or assets, or (iii) result in a violation or breach of or conflict with its organizational and governing documents, except in the case of clauses (i) and (ii) as would not reasonably be expected to prevent or materially delay the ability of Unitholder to perform its obligations hereunder.

(d)    Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is necessary to be obtained or made by Unitholder in connection with its execution, delivery and performance of this Agreement, except for any reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

(e)    Reliance by Parent Parties and the Partnership Parties. Unitholder understands and acknowledges that the Parent Parties and the Partnership Parties are entering into the Merger Agreement in reliance upon Unitholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Unitholder contained herein.

(f)    Adequate Information. Unitholder acknowledges that it is a sophisticated party with respect to the Covered Units and has adequate information concerning the business and financial condition of the Partnership to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of the Parent Parties and based on such information as Unitholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Unitholder acknowledges that no Parent Party has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement or in the Merger Agreement.

Section 3.2    Representations and Warranties of Parent Parties. Each of the Parent Parties hereby represents and warrants to Unitholder and the Partnership Parties that the execution and delivery of this Agreement by each of the Parent Parties and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of Parent GP. The Parent Parties acknowledge that neither Unitholder nor the Partnership Parties have made and Unitholder and the Partnership Parties are not making any representation or warranty of any kind except as expressly set forth in this Agreement.

Section 3.3    Representations and Warranties of the Partnership Parties. Each of the Partnership Parties hereby represents and warrants to Unitholder and the Parent Parties that the execution and delivery of this Agreement by the Partnership Parties and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of the General Partner on behalf of the Partnership and the General Partner. Each of the Partnership Parties acknowledges that neither Unitholder nor the Parent Parties have made and Unitholder and the Parent Parties are not making any representation or warranty of any kind except as expressly set forth in this Agreement.

ARTICLE 4

OTHER COVENANTS

Section 4.1    Prohibition on Transfers, Other Actions.

(a)    Until the termination of this Agreement in accordance with Section 6.1, and except for a Permitted Transfer, Unitholder hereby agrees not to, and agrees not to permit Caribou Midstream to, Transfer any of the Covered Units or GP LLC Interests, beneficial ownership thereof or any other interest therein. Any purported Transfer not in compliance with this Section 4.1(a) shall be void ab initio.

(b)    Unitholder agrees that if it or Caribou Midstream attempts to Transfer (other than a Permitted Transfer), vote or provide any other person with the authority to vote any of the Covered Units or GP LLC Interests other than in compliance with this Agreement, Unitholder unconditionally and irrevocably (during the term of this Agreement) instructs the Partnership and the General Partner to not, (i) permit any such Transfer on its books and records, (ii) issue a book-entry interest or a new certificate representing any of the Covered Units or GP LLC Interests or (iii) record such vote unless and until Unitholder has complied in all respects with the terms of this Agreement.

Section 4.2    Further Assurances. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.

Section 4.3    Tax Matters.

(a)    Unitholder shall deliver to Vinson & Elkins a duly executed certificate containing such representations as shall be reasonably requested to enable Vinson & Elkins to render the opinion of counsel referred to in Section 6.2(e) of the Merger Agreement and shall provide such other information as reasonably requested by Vinson & Elkins for purposes of rendering such opinion.

(b)    For U.S. federal (and applicable state and local) income tax purposes, Unitholder hereby agrees to treat and report the Mergers consistently with the Intended Tax Treatment.

(c)    Each of the Partnership and the General Partner hereby agrees not to waive the Closing condition set forth in Section 6.2(e) of the Merger Agreement without the express prior written consent of Unitholder.

ARTICLE 5

NO SOLICITATION

Section 5.1    No Solicitation. Prior to the termination of this Agreement, Unitholder shall not, and shall use its reasonable best efforts to cause its officers, employees, legal counsel, financial advisors, agents and other representatives (collectively, “Representatives”) not to (a) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiries regarding the submission of any Acquisition Proposal or any inquiries regarding any Transfer of GP LLC Interests, (b) engage or participate in any discussions or negotiations regarding, or furnish any third party any confidential information regarding, the Partnership or its Subsidiaries in response to or in connection with any Acquisition Proposal or any Transfer of GP LLC Interests or (c) enter into any agreement with respect to any Acquisition Proposal or Transfer of GP LLC Interests or approve or resolve to approve any Acquisition Proposal or any Transfer of GP LLC Interests. Unitholder shall, and shall use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any third party conducted prior to the date of this Agreement with respect to any Acquisition Proposal. In addition, for purposes of this Agreement, the Partnership shall not be deemed an affiliate of Unitholder, and any officer, director, employee, agent or advisor of the Partnership (in each case, in their capacities as such), shall not be deemed a Representative of Unitholder.

ARTICLE 6

MISCELLANEOUS

Section 6.1    Termination. This Agreement shall remain in effect until the earlier to occur of (a) the Effective Time and (b) the valid termination of the Merger Agreement in accordance with its terms (including after any extension thereof), in which case this Agreement shall terminate and be of no further force and effect with respect to all parties hereto. Nothing in this Section 6.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for any breach of this Agreement occurring prior to such termination.

Section 6.2    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in any Parent Party any direct or indirect ownership or incidence of ownership of or with respect to any Covered Units. All rights, ownership and economic benefit relating to the Covered Units shall remain vested in and belong to Unitholder, and Parent shall have no authority to direct Unitholder in the voting or disposition of any of the Covered Units, except as otherwise provided herein.

Section 6.3    Publicity. Unitholder hereby permits Parent and the Partnership to include and disclose in the Consent Solicitation Statement/Prospectus, and in such other schedules, certificates, applications, agreements or documents as such entities reasonably determine to be necessary or appropriate in connection with the consummation of the Mergers and the transactions contemplated by the Merger Agreement Unitholder’s identity and ownership of the Covered Units, and the nature of Unitholder’s commitments, arrangements and understandings pursuant to this

Agreement. Parent and the Partnership hereby permit Unitholder to disclose this Agreement and the transactions contemplated by the Merger Agreement in any reports required to be filed by Unitholder or any of its affiliates under the Exchange Act.

Section 6.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by facsimile or email (upon telephonic confirmation of receipt) or on the first business day following the date of dispatch if delivered by a recognized next day courier service. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent, Merger Sub or GP Merger Sub, to:

Energy Transfer LP

8111 Westchester Drive, Suite 700

Dallas, Texas 75225

Attention:	Thomas P. Mason
Email:	Tom.Mason@energytransfer.com

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Facsimile:	(713) 546-7401
Attention:	William N. Finnegan IV
Kevin M. Richardson
Email:	bill.finnegan@lw.com
kevin.richardson@lw.com

If to Unitholder, to:

CenterPoint Energy, Inc.

1111 Louisiana Street

Houston, Texas 77002

Facsimile: (713) 207-9680

Attention: Monica Karuturi

Email: monica.karuturi@centerpointenergy.com

with copies to:

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Facsimile: (713) 229-7784

Attention: Timothy S. Taylor

Email: timothy.taylor@bakerbotts.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Facsimile:	(212) 403-2000
Attention:	Sabastian V. Niles
Zachary S. Podolsky
Email:	SVNiles@wlrk.com
ZSPodolsky@wlrk.com

If to the Partnership or the General Partner, to:

Enable Midstream Partners, LP

499 West Sheridan Avenue, Suite 1500

Oklahoma City, Oklahoma

Facsimile:	346-701-2918
Attention:	Mark C. Schroeder
Email:	mark.schroeder@enablemidstream.com

with copies to:

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Facsimile:	713-615-5956
Attention:	David P. Oelman
Stephen M. Gill
Scott D. Rubinsky
Email:	doelman@velaw.com
sgill@velaw.com
srubinsky@velaw.com

Section 6.5    Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 6.6    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 6.7    Entire Agreement. This Agreement and, solely to the extent of the defined terms referenced herein, the Merger Agreement, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

Section 6.8    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)    THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND ALL DISPUTES BETWEEN THE PARTIES UNDER OR RELATING TO THIS AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REFERENCE TO SUCH STATE’S PRINCIPLES OF CONFLICTS OF LAW). THE DELAWARE COURT OF CHANCERY (AND IF THE DELAWARE COURT OF CHANCERY SHALL BE UNAVAILABLE, ANY DELAWARE STATE COURT AND THE FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE STATE OF DELAWARE) WILL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO AND AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH DISPUTE, IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY DELIVERY IN ANY METHOD CONTEMPLATED BY SECTION 6.4 OR IN ANY OTHER MANNER AUTHORIZED BY LAW, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (ii) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (iii) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

(b)    THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED

ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

Section 6.9    Amendment; Waiver. This Agreement may not be amended or modified, except by an instrument in writing signed on behalf of each of the parties hereto; provided, further, that no provision of this Agreement may be amended or waived without the prior consent of the Conflicts Committee (which consent, subject to the Conflicts Committee’s duties under applicable Law and the Partnership Agreement, shall not be unreasonably withheld, delayed or conditioned). Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the party benefiting from such waiver.

Section 6.10    Amendment and/or Waiver of Merger Agreement. The parties hereto agree that neither the Parent Parties nor the Partnership Parties will agree to (i) amend or modify the Merger Agreement in any way that materially adversely affects the Unitholder unless the Unitholder consents in writing to such amendment or modification, or (ii) waive any right of such party under the Merger Agreement in any way that materially adversely affects the Unitholder unless the Unitholder consents in writing to such waiver. For the avoidance of doubt, the parties agree that without limiting the prior sentence, any amendment or modification of, or the waiver of rights under, Sections 2.1(a), 2.1(b), 5.1(b)(but only if such amendment or modification further restricts the conduct of the Partnership or its Subsidiaries business), 5.8, 5.11, 5.14, 5.18, 6.1, 6.2, 7.1, 7.2, 7.3, 8.13 or 8.14 of the Merger Agreement shall be deemed to materially adversely affect the Unitholder.

Section 6.11    Remedies. The parties hereto agree that money damages would not be a sufficient remedy for any breach of this Agreement and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is hereby agreed that, prior to the valid termination of this Agreement pursuant to Section 6.1, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, to prevent breaches of this Agreement, and to specifically enforce compliance with this Agreement. In connection with any request for specific performance or equitable relief, each of the parties hereto hereby waives any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to such party. The parties further agree that, by seeking the remedies provided for in this Section 6.11, no party hereto shall in any respect waive its right to seek any other form of relief that may be available to it (i) under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.11 are not available or otherwise are not granted, or (ii) under the Merger Agreement.

Section 6.12    Unitholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Unitholder are made solely with respect to such Unitholder and the Covered Units and the GP LLC Interests. The Unitholder is entering into this Agreement solely in its capacity as the owner, directly or indirectly, of such Covered Units and GP LLC Interests and nothing herein shall (a) limit or affect any actions or omissions by the Unitholder in any other capacity, (b) be construed to prohibit, limit or restrict any actions or omissions by any affiliate or direct or indirect owner of the Unitholder, or any of its or their respective officers, directors, managers, representatives or employees, in each case, not acting as such on behalf of the Unitholder, including exercising rights under the Merger Agreement or (c) be construed to prohibit, limit or restrict any of the Unitholder’s direct or indirect owners or affiliates, or any of its or their respective officers, directors, managers, representatives or employees, from exercising its fiduciary duties, if any, to the limited partners of the Partnership under applicable Law.

Section 6.13    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, settlor, agent, attorney, representative or affiliate of the Unitholder shall have any liability (whether in contract or in tort) for any obligations or liabilities of the Unitholder arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided that notwithstanding the foregoing the Unitholder shall remain responsible for all obligations or liabilities of the Unitholder arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 6.14    Severability. To the fullest extent permitted by law, any term or provision of this Agreement, or the application thereof, that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is illegal, void, invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any illegal, void, invalid or unenforceable term or provision with a term or provision that is legal, valid and enforceable and that comes closest to expressing the intention of the illegal, void, invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. To the fullest extent permitted by law, in the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such illegal, void, invalid or unenforceable term or provision with a legal, valid and enforceable term or provision that will achieve, to the extent possible, the original economic, business and other purposes of such illegal, void, invalid or unenforceable term as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.15    Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the actions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Mergers are consummated.

Section 6.16    Successors and Assigns; Third Party Beneficiaries.

(a)    Except in connection with a Permitted Transfer, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Parent, Merger Sub and GP Merger Sub may transfer or assign their rights and obligations under this Agreement, in whole or in part or from time to time in part, to one or more of their affiliates to which their rights are assigned pursuant to the terms of the Merger Agreement at any time. Any assignment in violation of the foregoing shall be null and void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(b)    This Agreement is not intended to and shall not confer upon any person (other than the parties hereto) any rights or remedies hereunder.

[Signature pages follow.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNITHOLDER

CENTERPOINT ENERGY, INC.

By:	/s/ Jason P. Wells
Name: Jason P. Wells
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARTNERSHIP PARTIES

ENABLE MIDSTREAM PARTNERS, LP

By:	ENABLE GP, LLC, its general partner

By:	/s/ Rodney J. Sailor
Name: Rodney J. Sailor
Title: President and Chief Executive Officer

ENABLE GP, LLC

By:	/s/ Rodney J. Sailor
Name: Rodney J. Sailor
Title: President and Chief Executive Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT PARTIES

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

ELK MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

ELK GP MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

[Signature Page to Support Agreement]

Exhibit 10.2

EXECUTION VERSION

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT, dated as of February 16, 2021 (this “Agreement”), is entered into by and among Energy Transfer LP, a Delaware limited partnership (“Parent”), Elk Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Elk GP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“GP Merger Sub” and, together with Parent and Merger Sub, the “Parent Parties”), Enable Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), and Enable GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner” and, together with the Partnership, the “Partnership Parties”), and OGE Energy Corp., an Oklahoma corporation (the “Unitholder”).

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, the Parent Parties and the Partnership Parties are entering into an Agreement and Plan of Merger (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, (a) Merger Sub will merge with and into the Partnership, with the Partnership surviving the Merger as a wholly owned subsidiary of Parent (the “LP Merger”), and (b) GP Merger Sub will merge with and into the General Partner, with the General Partner surviving the GP Merger as a wholly owned subsidiary of Parent (the “GP Merger” and together with the LP Merger, the “Mergers”);

WHEREAS, as of the date hereof, Unitholder either directly or through one of its wholly owned Subsidiaries is the record and beneficial owner of, and has the right to vote and dispose of (i) 110,982,805 common units representing limited partner interests in the Partnership (the “Partnership Common Units”), which represent approximately 25.5% of the issued and outstanding Partnership Common Units and (ii) 600 economic units and 500 management units, representing a 60% economic interest and 50% management interest, respectively, in the General Partner (collectively, the “GP LLC Interests”).

WHEREAS, as of the date hereof, the General Partner is the record and beneficial owner of all of the general partner interest in the Partnership and all of the incentive distribution rights in the Partnership; and

WHEREAS, as a material inducement to the Parent Parties to enter into the Merger Agreement, the Parent Parties have required Unitholder to agree, and Unitholder has agreed, to enter into this agreement and abide by the covenants and obligations set forth herein with respect to the Covered Units (as hereinafter defined) and the GP LLC Interests.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

GENERAL

Section 1.1    Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Covered Units” means the Existing Units, together with any Partnership Common Units that Unitholder or OGE Enogex Holdings LLC (“Ox Holdings”) acquires, either beneficially or of record, on or after the date of this Agreement, including any Partnership Common Units received as distributions, as a result of a split, reverse split, combination, merger, consolidation, reorganization, reclassification, recapitalization or similar transaction or upon exercise of any option, warrant or other security or instrument exercisable, convertible or exchangeable into Partnership Common Units.

“Existing Units” means all Partnership Common Units owned, either beneficially or of record, by Unitholder or Ox Holdings on the date of this Agreement.

“Partnership Entity” means each of the Partnership and its Subsidiaries.

“Permitted Transfer” means a Transfer of Covered Units by Unitholder or Ox Holdings (or an affiliate thereof) to an affiliate of Unitholder or Ox Holdings or in connection with a bona fide pledge or financing arrangement, provided that such transferee affiliate, pledgee or financing source, as the case may be, agrees in writing to assume all of Unitholder’s or Ox Holdings’ obligations hereunder in respect of the Covered Units subject to such Transfer and to be bound by, and comply with, the terms of this Agreement, with respect to the Covered Units subject to such Transfer, and all other Covered Units owned beneficially or of record from time to time by such transferee affiliate, to the same extent as Unitholder or Ox Holdings is bound hereunder (in the case of a pledgee or financing source, solely if and to the extent such pledgee or financing source actually obtains beneficial ownership of such Covered Units).

“Transfer” means, directly or indirectly, to sell, transfer, assign or otherwise dispose of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, conversion, assignment or other disposition of (whether by merger or consolidation) including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE 2

VOTING

Section 2.1    Agreement to Vote Partnership Common Units. Unitholder hereby irrevocably agrees that promptly following the time when the Form S-4 has been declared effective by the SEC under the Securities Act (and in any case, within 24 hours of the time the Form S-4 is declared effective) and Unitholder has received from Parent a copy of the Consent Solicitation

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Statement/Prospectus included therein, Unitholder shall, and to the extent applicable, shall cause Ox Holdings to, execute and deliver (or cause to be delivered) a written consent, substantially in the form attached hereto, covering all of the Unitholder’s Covered Units that are Partnership Common Units approving each of the matters for which the Partnership is soliciting consents of the holders of Partnership Common Units in accordance with the Merger Agreement pursuant to the Consent Solicitation Statement/Prospectus (such consent, once validly received with respect to a majority of the outstanding Partnership Common Units, the “Requisite Unitholder Approval”). Any such written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent. During the term of this Agreement, Unitholder shall oppose, vote against and not consent to, with respect to the Covered Units, any other action, agreement or proposal intended to, or which has the effect of or reasonably would be expected to have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, and the performance of Unitholder’s obligations hereunder or the obligations of the Partnership or the General Partner under the Merger Agreement, including for the avoidance of doubt, opposing any Acquisition Proposal.

Section 2.2    No Inconsistent Agreements. Unitholder hereby represents, covenants and agrees that, except for this Agreement, neither Unitholder nor Ox Holdings (a) has entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Covered Units or GP LLC Interests or (b) has granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to its Covered Units or GP LLC Interests (except pursuant to Section 2.3).

Section 2.3    Proxy. In order to secure the obligations set forth herein, Unitholder hereby irrevocably appoints Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that Unitholder does not comply with its obligations in Section 2.1, to vote or execute a written consent with respect to Unitholder’s Covered Units in accordance with Section 2.1. Unitholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and Unitholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by Unitholder with respect to any of its Covered Units. Parent may terminate this proxy at any time at its sole election by written notice provided to Unitholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1    Representations and Warranties of Unitholder. Unitholder (except to the extent otherwise provided herein) hereby represents and warrants to the Parent Parties and the Partnership as follows:

(a)    Organization; Authorization; Validity of Agreement; Necessary Action. Unitholder has the requisite power and authority and/or capacity to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by Unitholder of this Agreement and the performance by Unitholder of its obligations hereunder have been duly and validly authorized by Unitholder and no other actions or proceedings are required on the part

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of Unitholder to authorize the execution and delivery of this Agreement or the performance by Unitholder of its obligations hereunder. This Agreement has been duly executed and delivered by Unitholder and, assuming the due authorization, execution and delivery of this Agreement by the Parent Parties and the Partnership Parties, constitutes a legal, valid and binding agreement of Unitholder, enforceable against Unitholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(b)    Ownership. Ox Holdings is the record and beneficial owner of, and has good and valid title to, the Existing Units and the GP LLC Interests, free and clear of any Liens, except as may be provided for in this Agreement. Unitholder owns directly all of the issued and outstanding capital stock of Ox Energy Holdings, Inc. which owns all of the limited liability company interests in Ox Holdings. During the term of this Agreement, the Covered Units and the GP LLC Interests will be beneficially and legally owned by Unitholder, except in the case of a Permitted Transfer of any Covered Units (in which case this representation shall, with respect to such Covered Units, be made by the transferee of such Covered Units). Except as provided for in this Agreement, Unitholder, directly or indirectly, has and will have at all times during the term of this Agreement sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Covered Units and the GP LLC Interests at any time during the term of this Agreement, except in the case of a Permitted Transfer of Covered Units (in which case this representation shall, with respect to the Covered Units subject to such Transfer, be made by the transferee of such Covered Units). Except for the Existing Units, Unitholder does not, directly or indirectly, legally or beneficially own or have any option, warrant or other right to acquire any securities of a Partnership Entity that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of a Partnership Entity that are or may by their terms become entitled to vote, nor is Unitholder subject to any contract, agreement, arrangement, understanding or relationship, other than this Agreement, that obligates it to vote, acquire or dispose of any securities of a Partnership Entity or the GP LLC Interests. The Unitholder has caused Ox Holdings to consent with respect to all of its GP LLC Interests to the Merger Agreement and the GP Merger.

(c)    No Violation. Neither the execution and delivery of this Agreement by Unitholder nor its performance of its obligations under this Agreement will (i) result in a violation or breach of, or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or result in the creation of any Lien (other than under this Agreement) upon any of the properties, rights or assets (including but not limited to the Existing Units) owned by Unitholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Unitholder is a party or by which it or any of its properties, rights or assets may be bound, (ii) violate any Law applicable to Unitholder or any of its properties, rights or assets, or (iii) result in a violation or breach of or conflict with its organizational and governing documents, except in the case of clauses (i) and (ii) as would not reasonably be expected to prevent or materially delay the ability of Unitholder to perform its obligations hereunder.

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(d)    Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is necessary to be obtained or made by Unitholder in connection with its execution, delivery and performance of this Agreement, except for any reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

(e)    Reliance by Parent Parties and the Partnership Parties. Unitholder understands and acknowledges that the Parent Parties and the Partnership Parties are entering into the Merger Agreement in reliance upon Unitholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Unitholder contained herein.

(f)    Adequate Information. Unitholder acknowledges that it is a sophisticated party with respect to the Covered Units and has adequate information concerning the business and financial condition of the Partnership to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of the Parent Parties and based on such information as Unitholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Unitholder acknowledges that no Parent Party has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement or in the Merger Agreement.

Section 3.2    Representations and Warranties of Parent Parties. Each of the Parent Parties hereby represents and warrants to Unitholder and the Partnership Parties that the execution and delivery of this Agreement by each of the Parent Parties and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of Parent GP. The Parent Parties acknowledge that neither Unitholder nor the Partnership Parties have made and Unitholder and the Partnership Parties are not making any representation or warranty of any kind except as expressly set forth in this Agreement.

Section 3.3    Representations and Warranties of the Partnership Parties. Each of the Partnership Parties hereby represents and warrants to Unitholder and the Parent Parties that the execution and delivery of this Agreement by the Partnership Parties and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of the General Partner on behalf of the Partnership and the General Partner. Each of the Partnership Parties acknowledges that neither Unitholder nor the Parent Parties have made and Unitholder and the Parent Parties are not making any representation or warranty of any kind except as expressly set forth in this Agreement.

ARTICLE 4

OTHER COVENANTS

Section 4.1    Prohibition on Transfers, Other Actions.

(a)    Until the termination of this Agreement in accordance with Section 6.1, and except for a Permitted Transfer, Unitholder hereby agrees not to, and agrees not to permit Ox Holdings to, Transfer any of the Covered Units or GP LLC Interests, beneficial ownership thereof or any other interest therein. Any purported Transfer not in compliance with this Section 4.1(a) shall be void ab initio.

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(b)    Unitholder agrees that if it or Ox Holdings attempts to Transfer (other than a Permitted Transfer), vote or provide any other person with the authority to vote any of the Covered Units or GP LLC Interests other than in compliance with this Agreement, Unitholder unconditionally and irrevocably (during the term of this Agreement) instructs the Partnership and the General Partner to not, (i) permit any such Transfer on its books and records, (ii) issue a book-entry interest or a new certificate representing any of the Covered Units or GP LLC Interests or (iii) record such vote unless and until Unitholder has complied in all respects with the terms of this Agreement.

Section 4.2    Further Assurances. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.

Section 4.3    Tax Matters.

(a)    Unitholder shall deliver to Vinson & Elkins a duly executed certificate containing such representations as shall be reasonably requested to enable Vinson & Elkins to render the opinion of counsel referred to in Section 6.2(e) of the Merger Agreement and shall provide such other information as reasonably requested by Vinson & Elkins for purposes of rendering such opinion.

(b)    For U.S. federal (and applicable state and local) income tax purposes, Unitholder hereby agrees to treat and report the Mergers consistently with the Intended Tax Treatment.

(c)    Each of the Partnership and the General Partner hereby agrees not to waive the Closing condition set forth in Section 6.2(e) of the Merger Agreement without the express prior written consent of Unitholder.

ARTICLE 5

NO SOLICITATION

Section 5.1    No Solicitation. Prior to the termination of this Agreement, Unitholder shall not, and shall use its reasonable best efforts to cause its officers, employees, legal counsel, financial advisors, agents and other representatives (collectively, “Representatives”) not to (a) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiries regarding the submission of any Acquisition Proposal or any inquiries regarding any Transfer of GP LLC Interests, (b) engage or participate in any discussions or negotiations regarding, or furnish any third party any confidential information regarding, the Partnership or its Subsidiaries in response to or in connection with any Acquisition Proposal or any Transfer of GP LLC Interests or (c) enter into any agreement with respect to any Acquisition Proposal or Transfer of GP LLC Interests or approve or resolve to approve any Acquisition Proposal or any Transfer of GP LLC Interests. Unitholder shall, and shall use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any third party conducted prior to the date of this Agreement with respect to any Acquisition Proposal. In addition, for purposes of this Agreement, the Partnership shall not be deemed an affiliate of Unitholder, and any officer, director, employee, agent or advisor of the Partnership (in each case, in their capacities as such), shall not be deemed a Representative of Unitholder.

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ARTICLE 6

MISCELLANEOUS

Section 6.1    Termination. This Agreement shall remain in effect until the earlier to occur of (a) the Effective Time and (b) the valid termination of the Merger Agreement in accordance with its terms (including after any extension thereof), in which case this Agreement shall terminate and be of no further force and effect with respect to all parties hereto. Nothing in this Section 6.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for any breach of this Agreement occurring prior to such termination.

Section 6.2    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in any Parent Party any direct or indirect ownership or incidence of ownership of or with respect to any Covered Units. All rights, ownership and economic benefit relating to the Covered Units shall remain vested in and belong to Unitholder, and Parent shall have no authority to direct Unitholder in the voting or disposition of any of the Covered Units, except as otherwise provided herein.

Section 6.3    Publicity. Unitholder hereby permits Parent and the Partnership to include and disclose in the Consent Solicitation Statement/Prospectus, and in such other schedules, certificates, applications, agreements or documents as such entities reasonably determine to be necessary or appropriate in connection with the consummation of the Mergers and the transactions contemplated by the Merger Agreement Unitholder’s identity and ownership of the Covered Units, and the nature of Unitholder’s commitments, arrangements and understandings pursuant to this Agreement. Parent and the Partnership hereby permit Unitholder to disclose this Agreement and the transactions contemplated by the Merger Agreement in any reports required to be filed by Unitholder or any of its affiliates under the Exchange Act.

Section 6.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by facsimile or email (upon telephonic confirmation of receipt) or on the first business day following the date of dispatch if delivered by a recognized next day courier service. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent, Merger Sub or GP Merger Sub, to:

Energy Transfer LP

8111 Westchester Drive, Suite 700

Dallas, Texas 75225

Attention:	Thomas P. Mason
Email:	Tom.Mason@energytransfer.com

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

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Facsimile:	(713) 546-7401
Attention:	William N. Finnegan IV
Kevin M. Richardson
Email:	bill.finnegan@lw.com
kevin.richardson@lw.com

If to Unitholder, to:

OGE Energy Corp.

P.O. Box 321, MC 1106

Oklahoma City, OK 73101

Overnight address:

321 N. HARVEY

Oklahoma City, OK 73101

Facsimile:

Attention: W. Bryan Buckler, CFO

Email: bucklewb@oge.com

with copies to:

OGE Energy Corp.

P.O. Box 321, MC 1105

Oklahoma City, OK 73101

Overnight address:

321 N. HARVEY

Oklahoma City, OK 73101

Facsimile:

Attention: William Sultemeier, General Counsel

Email: sultemwh@oge.com

and:

Jones Day

717 Texas Ave, Suite 3300

Houston, TX 77002

Facsimile: (832) 239-3600

Attention: Jeff Schlegel

Email: jaschlegel@jonesday.com

If to the Partnership or the General Partner, to:

Enable Midstream Partners, LP

499 West Sheridan Avenue, Suite 1500

Oklahoma City, Oklahoma

Facsimile: 346-701-2918

Attention: Mark C. Schroeder

Email:      mark.schroeder@enablemidstream.com

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with copies to:

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Facsimile:	713-615-5956
Attention:	David P. Oelman
Stephen M. Gill
Scott D. Rubinsky
Email:	doelman@velaw.com
sgill@velaw.com
srubinsky@velaw.com

Section 6.5    Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 6.6    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 6.7    Entire Agreement. This Agreement and, solely to the extent of the defined terms referenced herein, the Merger Agreement, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

Section 6.8    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)    THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND ALL DISPUTES BETWEEN THE PARTIES UNDER OR RELATING TO THIS AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH

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THE LAWS OF THE STATE OF DELAWARE (WITHOUT REFERENCE TO SUCH STATE’S PRINCIPLES OF CONFLICTS OF LAW). THE DELAWARE COURT OF CHANCERY (AND IF THE DELAWARE COURT OF CHANCERY SHALL BE UNAVAILABLE, ANY DELAWARE STATE COURT AND THE FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE STATE OF DELAWARE) WILL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO AND AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH DISPUTE, IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY DELIVERY IN ANY METHOD CONTEMPLATED BY SECTION 6.4 OR IN ANY OTHER MANNER AUTHORIZED BY LAW, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (ii) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (iii) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

(b)    THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

Section 6.9    Amendment; Waiver. This Agreement may not be amended or modified, except by an instrument in writing signed on behalf of each of the parties hereto; provided, further, that no provision of this Agreement may be amended or waived without the prior consent of the Conflicts Committee (which consent, subject to the Conflicts Committee’s duties under applicable Law and the Partnership Agreement, shall not be unreasonably withheld, delayed or conditioned). Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the party benefiting from such waiver.

Section 6.10    Amendment and/or Waiver of Merger Agreement. The parties hereto agree that neither the Parent Parties nor the Partnership Parties will agree to (i) amend or modify the Merger Agreement in any way that materially adversely affects the Unitholder unless the Unitholder consents in writing to such amendment or modification, or (ii) waive any right of such party under the Merger Agreement in any way that materially adversely affects the Unitholder unless the Unitholder consents in writing to such waiver. For the avoidance of doubt, the parties agree that without limiting the prior sentence, any amendment or modification of, or the waiver of rights under, Sections 2.1(a), 2.1(b), 5.1(b)(but only if such amendment or modification further

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restricts the conduct of the Partnership or its Subsidiaries business), 5.8, 5.11, 5.14, 5.18, 6.1, 6.2, 7.1, 7.2, 7.3, 8.13 or 8.14 of the Merger Agreement shall be deemed to materially adversely affect the Unitholder.

Section 6.11    Remedies. The parties hereto agree that money damages would not be a sufficient remedy for any breach of this Agreement and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is hereby agreed that, prior to the valid termination of this Agreement pursuant to Section 6.1, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, to prevent breaches of this Agreement, and to specifically enforce compliance with this Agreement. In connection with any request for specific performance or equitable relief, each of the parties hereto hereby waives any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to such party. The parties further agree that, by seeking the remedies provided for in this Section 6.11, no party hereto shall in any respect waive its right to seek any other form of relief that may be available to it (i) under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.11 are not available or otherwise are not granted, or (ii) under the Merger Agreement.

Section 6.12    Unitholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Unitholder are made solely with respect to such Unitholder and the Covered Units and the GP LLC Interests. The Unitholder is entering into this Agreement solely in its capacity as the owner, directly or indirectly, of such Covered Units and GP LLC Interests and nothing herein shall (a) limit or affect any actions or omissions by the Unitholder in any other capacity, (b) be construed to prohibit, limit or restrict any actions or omissions by any affiliate or direct or indirect owner of the Unitholder, or any of its or their respective officers, directors, managers, representatives or employees, in each case, not acting as such on behalf of the Unitholder, including exercising rights under the Merger Agreement or (c) be construed to prohibit, limit or restrict any of the Unitholder’s direct or indirect owners or affiliates, or any of its or their respective officers, directors, managers, representatives or employees, from exercising its fiduciary duties, if any, to the limited partners of the Partnership under applicable Law.

Section 6.13    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, settlor, agent, attorney, representative or affiliate of the Unitholder shall have any liability (whether in contract or in tort) for any obligations or liabilities of the Unitholder arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided that notwithstanding the foregoing the Unitholder shall remain responsible for all obligations or liabilities of the Unitholder arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 6.14    Severability. To the fullest extent permitted by law, any term or provision of this Agreement, or the application thereof, that is invalid or unenforceable in any situation in

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any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is illegal, void, invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any illegal, void, invalid or unenforceable term or provision with a term or provision that is legal, valid and enforceable and that comes closest to expressing the intention of the illegal, void, invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. To the fullest extent permitted by law, in the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such illegal, void, invalid or unenforceable term or provision with a legal, valid and enforceable term or provision that will achieve, to the extent possible, the original economic, business and other purposes of such illegal, void, invalid or unenforceable term as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.15    Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the actions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Mergers are consummated.

Section 6.16    Successors and Assigns; Third Party Beneficiaries.

(a)    Except in connection with a Permitted Transfer, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Parent, Merger Sub and GP Merger Sub may transfer or assign their rights and obligations under this Agreement, in whole or in part or from time to time in part, to one or more of their affiliates to which their rights are assigned pursuant to the terms of the Merger Agreement at any time. Any assignment in violation of the foregoing shall be null and void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(b)    This Agreement is not intended to and shall not confer upon any person (other than the parties hereto) any rights or remedies hereunder.

[Signature pages follow.]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNITHOLDER

OGE ENERGY CORP.

By:	/s/ Sean Trauschke

Name:	Sean Trauschke
Title:	Chairman, President and Chief Executive Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARTNERSHIP PARTIES

ENABLE MIDSTREAM PARTNERS, LP

By:	ENABLE GP, LLC, its general partner

By:	/s/ Rodney J. Sailor
Name: Rodney J. Sailor
Title: President and Chief Executive Officer

ENABLE GP, LLC

By:	/s/ Rodney J. Sailor
Name: Rodney J. Sailor
Title: President and Chief Executive Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT PARTIES

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

ELK MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

ELK GP MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

[Signature Page to Support Agreement]